     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997


                                                      REGISTRATION NO. 333-29603

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          EDUTREK INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

            GEORGIA                             8221                           58-2255472
(State or other jurisdiction of     (Primary Standard Industrial             (IRS Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                              3340 PEACHTREE ROAD
                                   SUITE 2000
                             ATLANTA, GEORGIA 30326
                                 (404) 812-8200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  STEVE BOSTIC
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          EDUTREK INTERNATIONAL, INC.
                        3340 PEACHTREE ROAD, SUITE 2000
                             ATLANTA, GEORGIA 30326
                                 (404) 812-8200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

           ARTHUR JAY SCHWARTZ, ESQ.                           M. HILL JEFFRIES, JR.
         SMITH, GAMBRELL & RUSSELL, LLP                          ALSTON & BIRD LLP
                   SUITE 1800                                   ONE ATLANTIC CENTER
           3343 PEACHTREE ROAD, N.E.                         1201 WEST PEACHTREE STREET
             ATLANTA, GEORGIA 30326                         ATLANTA, GEORGIA 30309-3424
                 (404) 264-2620                                    (404) 881-7000
              (404) 264-2652 (FAX)                              (404) 881-7777 (FAX)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1997

PROSPECTUS
                                2,600,000 SHARES

                                 [EDUTREK LOGO]
                              CLASS A COMMON STOCK
                             ---------------------

     Of the 2,600,000 shares of Class A Common Stock (the "Class A Common Stock") being offered hereby (the "Offering"), 2,342,890 shares are being sold by EduTrek International, Inc. (the "Company") and 257,110 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."

     Prior to this Offering, there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the initial public
offering price will be between $          and $          per share. See
"Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to have the Class A Common Stock listed on the Nasdaq National Market under the trading symbol "EDUT."


     The Company's authorized capital stock includes the Class A Common Stock and shares of Class B Common Stock, without par value (the "Class B Common Stock"). The economic rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") are identical, but each share of Class A Common Stock generally entitles the holder thereof to one vote in respect of matters submitted for the vote of holders of Common Stock, whereas each share of Class B Common Stock entitles the holder thereof to ten votes on such matters. Immediately after this Offering, Steve Bostic, the Company's Chairman and Chief Executive Officer, and his controlled affiliates will have the power to vote all of the outstanding shares of Class B Common Stock (representing approximately 95.1% of the aggregate voting power of the Common Stock, assuming no exercise of the Underwriters' over-allotment option). Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon sale or other transfer to a party other than Permitted Transferees (as defined herein). See "Description of Capital Stock."



     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                               UNDERWRITING                             PROCEEDS TO
                                             PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                              PUBLIC          COMMISSIONS(1)        COMPANY(2)          SHAREHOLDER
-----------------------------------------------------------------------------------------------------------------------
Per Share                                        $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)                                         $                   $                   $                   $
=======================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering, estimated at $500,000, which are payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 390,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. See "Underwriting." If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $        , $        , and $        ,
    respectively. Proceeds to Selling Shareholder will not be affected.

                             ---------------------
     The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class A Common Stock offered hereby will be available for delivery on
or about             , 1997 at the offices of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.
                             ---------------------
SMITH BARNEY INC.                            THE ROBINSON-HUMPHREY COMPANY, INC.

               , 1997

[PHOTOGRAPH OF THE EXTERIOR OF THE COLLEGE'S CAMPUS IN LONDON]


[PHOTOGRAPH DEPICTING STUDENTS STUDYING IN A WORKING GROUP]


     The American College's faculty utilizes collaborative learning techniques to teach students to work effectively in teams.


[PHOTOGRAPH DEPICTING A STUDENT AND TEACHER INTERACTING IN AN INTERIOR DESIGN PROGRAM CLASS]


     The American College's interior design program is supported by an extensive library of design resources.



[PHOTOGRAPH OF THE EXTERIOR OF THE COLLEGE'S CAMPUS IN DUBAI]



[PHOTOGRAPH OF THE EXTERIOR OF THE COLLEGE'S CAMPUS IN ATLANTA]



[PHOTOGRAPH DEPICTING STUDENTS PARTICIPATING IN THE COLLEGE'S VIDEO PRODUCTION PROGRAM]



     Students enrolled in The American College's video production program employ the latest technology to complete projects.


[PHOTOGRAPH DEPICTING A STUDENT WORKING AT A COMPUTER TERMINAL.]


     The American College's students utilize state of the art computer equipment and software to refine their design skills.



[PHOTOGRAPH OF THE EXTERIOR OF THE COLLEGE'S CAMPUS IN LOS ANGELES]


     The Company intends to furnish its shareholders annual reports containing audited financial statements and, upon request, will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Company" includes EduTrek International, Inc. and the Predecessor (as defined in "Acquisitions"), together with its subsidiaries. The offering of shares of the Class A Common Stock of the Company is referred to herein as the "Offering." Unless otherwise indicated, all information included in this Prospectus reflects a 7-for-1 split of the Company's Common Stock effected as of June 17, 1997 and assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Principal and Selling Shareholders."

                                  THE COMPANY


     EduTrek International, Inc. (the "Company") intends to become a leading provider of career-oriented, internationally focused higher education designed to prepare students to compete in the global marketplace. The Company operates The American College ("The American College" or the "College"), an international postsecondary educational institution with campuses in Atlanta, Los Angeles, London and Dubai, United Arab Emirates serving approximately 2,800 students from the U.S. and over 100 other countries. The American College's curriculum includes such academic disciplines as international business, multimedia communications and international design. To respond to the increasingly technology-intensive workplace, The American College intends to expand its curriculum to include academic programs in the field of information technology management. The American College's Fall term enrollment has increased from 2,209 students in 1994 to 2,815 students in 1996, and its net revenues have increased from approximately $23.7 million for the fiscal year ended May 31, 1995 to approximately $29.8 million on a pro forma basis for the fiscal year ended May 31, 1997. See "-- Summary Consolidated Financial Data."



     Originally established as a two-year institution, The American College has grown into a diversified institution awarding associate's and bachelor's degrees as well as a master of business administration ("MBA") degree in international business. Of its May 1997 graduates, 9.5% graduated with an associate's degree, 86.4% graduated with a bachelor's degree and 4.1% graduated with a master's degree. In 1987, The American College became the first for-profit four-year university to be accredited by the Commission of Colleges of the Southern Association of Colleges and Schools ("SACS"), one of six regional accrediting agencies recognized by the U.S. Department of Education. The American College offers an authentic international educational environment with over half of its students being non-U.S. students. Through its Study Abroad Program (the "SAP program"), The American College provides nearly 500 students from U.S. universities the opportunity to earn academic credit toward a degree from their home university by studying international business, liberal arts and applied art at one of The American College's international campuses. The Company, through EduTrek Systems, Inc. ("EduTrek Systems"), also licenses from third parties, acquires, develops and implements corporate education programs.


     The Company believes that the demand for postsecondary career-oriented education will increase over the next several years as a result of certain demographic, economic and social trends. The United States Department of Education (the "U.S. Department of Education") estimates that the number of new high school graduates is expected to increase by approximately 20% from 2.5 million graduates in 1994 to 3.0 million graduates in 2005. In addition, the U.S. Department of Education expects significant growth to result from increased enrollment of students over the age of 24 seeking to enhance their skills or retrain for new technologies. Two significant segments in the U.S. postsecondary education market are international students enrolling in U.S. institutions and U.S. students studying abroad. According to the Institute of International Education, international student enrollment at U.S. colleges and universities reached a record high of over 450,000 for the 1995-1996 academic year. In addition, the number of U.S. students studying abroad has risen from approximately 48,000 in the 1985-1986 academic year to approximately 84,000 in the 1994-1995 academic year.

     The key elements of the Company's growth strategy are to (i) enhance growth at existing campuses through an integrated marketing program, increased student retention and job placement assistance and competitive financing programs; (ii) expand education program offerings, including information technology management and corporate education; and (iii) capitalize on The American College's international educational capabilities by aggressive international student recruiting and growth in its SAP program.


     The Company's principal executive offices are located at 3340 Peachtree Road, Suite 2000, Atlanta, Georgia 30326, and its telephone number is (404) 812-8200.


                               LICENSE AGREEMENT



     On July 26, 1997, the Company and its subsidiary, American European Corporation ("American European"), entered into a License Agreement (the "License Agreement") with ITI Learning Systems, Inc. ("ITI") pursuant to which ITI has licensed its Applied Information Technology ("AIT") program to the Company for use in the State of Georgia, including The American College's campus in Atlanta. The AIT program is an intensive nine month post-graduate program in applied information technology designed to train and certify students in the growing field of information technology management. The License Agreement expires on July 31, 2007 and is renewable for one ten-year term. The License Agreement requires the Company to implement the AIT program in the Atlanta campus by November 3, 1997, unless a later date is mutually agreed upon.



     Under the License Agreement, the Company will pay ITI a one-time initial licensing fee and royalties of a percentage of gross revenues derived from The American College's operation of the AIT program. Under the terms of the License Agreement, the Company is required, among other things, to (i) pay ITI royalties based on the higher of actual tuition levels charged students enrolled in the AIT program or minimum tuition levels specified in the License Agreement, (ii) expend a percentage of revenues derived from the operation of the AIT program to advertise and promote the AIT program, (iii) purchase from ITI certain courseware, equipment and other materials, and (iv) make such capital investments or expenditures as may be necessary to upgrade the AIT program. The License Agreement further grants the Company the right to implement the AIT program in the cities of Los Angeles, London and Dubai upon payment of an additional license fee and the execution of an additional license agreement substantially in the form of the License Agreement for each additional territory. The Company intends to enter into license agreements for such territories over the next two years. ITI also has agreed that until July 26, 1998, it will negotiate exclusively with the Company for additional license agreements for the territories of the States of California (in addition to Los Angeles), Florida, Texas and Virginia, the District of Columbia and the United Arab Emirates (in addition to Dubai) and has granted the Company a right of first refusal in the event that ITI receives an offer to license its AIT program in any of such territories during the 24-month period beginning on July 26, 1998.



     The Company anticipates that the investment and start-up costs of approximately $2.0 million per campus associated with the implementation of the AIT program will be funded primarily from working capital and additional lines of credit currently being negotiated with certain lenders. The Company expects that cash flow will repay the investment and start-up costs over a period of approximately two years. See "Business -- Applied Information Technology Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                  RISK FACTORS

     An investment in the Class A Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING


Common Stock offered by the Company..................  2,342,890 shares of Class A Common Stock
Common Stock offered by the Selling Shareholder......  257,110 shares of Class A Common Stock
Common Stock to be outstanding after the
  Offering...........................................  3,265,000 shares of Class A Common Stock(1)
                                                       6,335,000 shares of Class B Common Stock
Use of proceeds by the Company.......................  To repay certain indebtedness of the Company and for general corporate purposes, including
                                                       working capital. See "Use of Proceeds."
Proposed Nasdaq National Market symbol...............  "EDUT"


---------------


(1) Excludes (i) 829,388 shares of Class A Common Stock reserved for issuance under the Company's 1997 Incentive Plan, of which 410,550 shares were subject to outstanding stock options as of August 1, 1997 and (ii) 622,041 shares of Class A Common Stock issuable upon the exercise of stock purchase warrants. See "Use of Proceeds," "Management -- 1997 Incentive Plan," "Principal and Selling Shareholders," and "Description of Capital
    Stock -- Warrants to Purchase Class A Common Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
        (IN THOUSANDS, EXCEPT PER SHARE, PERCENTAGE AND ENROLLMENT DATA)

     The following table sets forth certain consolidated financial and other operating data for the Company and the Predecessor. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto, the Predecessor's Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere herein.


                                                                THE PREDECESSOR(1)(2)                     THE COMPANY(1)
                                                    ---------------------------------------------   ---------------------------
                                                                                                         FISCAL YEAR ENDED
                                                                                    PERIOD FROM            MAY 31, 1997
                                                     FISCAL YEAR ENDED MAY 31,     JUNE 1, 1996     ---------------------------
                                                    ---------------------------       THROUGH                      PRO FORMA
                                                     1994      1995      1996     OCTOBER 8, 1996   ACTUAL(2)    AS ADJUSTED(3)
                                                    -------   -------   -------   ---------------   ----------   --------------
STATEMENT OF OPERATIONS DATA:(4)
Net revenues......................................  $20,654   $23,696   $26,493       $ 6,189       $   23,590    $    29,779
Cost of education and facilities..................    8,611    10,051    11,144         3,256            9,014         12,270
Selling and promotional expenses..................    3,165     3,083     3,614         1,335            2,428          3,763
General and administrative expenses...............    6,264     6,115     6,677         2,739            5,468          8,357
Rents paid to majority shareholder................      146       145       150            49                0              0
Amortization of goodwill..........................        0         0         0             0              696          1,040
                                                    -------   -------   -------       -------       ----------    -----------
Income (loss) from campus operations..............    2,468     4,302     4,908        (1,190)           5,984          4,349
Income (loss) from management agreement...........        0         0       127           (21)             479            458
                                                    -------   -------   -------       -------       ----------    -----------
Income (loss) from operations.....................    2,468     4,302     5,035        (1,211)           6,463          4,807
Interest expense..................................      440       607       730           258            2,499            468
Interest income -- shareholder notes..............      183       153       361            98                0              0
Other income -- net...............................      483        25        72            66               19             85
                                                    -------   -------   -------       -------       ----------    -----------
Income (loss) before income taxes.................    2,694     3,873     4,738        (1,305)           3,983          4,424
Provision for income taxes(5).....................      148       124       107             0            1,981          2,019
                                                    -------   -------   -------       -------       ----------    -----------
Net income (loss).................................  $ 2,546   $ 3,749   $ 4,631       $(1,305)      $    2,002    $     2,405
                                                    =======   =======   =======       =======       ==========    ===========
Net income per share(6)...........................                                                  $     0.24
                                                                                                    ==========
Weighted average shares outstanding...............                                                   8,267,033
                                                                                                    ==========
Pro forma net income per share....................                                                                $      0.23
                                                                                                                  ===========
Pro forma weighted average shares
  outstanding(7)..................................                                                                 10,609,923
                                                                                                                  ===========
PRO FORMA DATA:
Income before income taxes, as reported...........  $ 2,694   $ 3,873   $ 4,738       $(1,305)
Pro forma provision for income taxes(5)...........    1,051     1,510     1,848           509
                                                    -------   -------   -------       -------
Pro forma net income..............................  $ 1,643   $ 2,363   $ 2,890       $  (796)
                                                    =======   =======   =======       =======
SELECTED OPERATING DATA:
EBITDA(8).........................................  $ 3,695   $ 5,445   $ 6,135       $  (820)      $    8,236    $     7,199
EBITDA margin.....................................     17.9%     23.0%     23.2%        (13.2)%           34.9%          24.2%
Net cash provided by (used in) operating
  activities......................................    4,375     5,522     5,798         1,413            1,356
Net cash provided by (used in) investing
  activities......................................      725    (1,507)   (2,662)         (288)         (31,428)
Net cash provided by (used in) financing
  activities......................................   (5,030)   (3,916)   (3,442)       (1,196)         (30,780)
The American College Fall term enrollment(9)......    2,001     2,209     2,440         2,815            2,815



                                                                    AT MAY 31, 1997
                                                              ---------------------------
                                                               ACTUAL     AS ADJUSTED(10)
                                                              --------    ---------------
BALANCE SHEET DATA:
Working capital.............................................  $ (9,716)       $(5,739)
Total assets................................................    47,671         48,206
Long-term debt, including current portion...................    30,075          2,194
Shareholders' equity........................................     7,877         36,928


See accompanying notes on following page.

 (1) The Company was organized on July 1, 1996 for the purpose of acquiring the Predecessor. On October 8, 1996, the Company acquired the Predecessor and EduTrek Systems. See "Acquisitions."


 (2) Because the Company did not acquire the Predecessor until October 8, 1996, the financial information with respect to the Company for the period from July 1, 1996 through October 8, 1996 does not include the Predecessor. EduTrek Systems is included in the financial information of the Company in a manner similar to a pooling of interests because the Company and EduTrek Systems were under common control. Financial information for EduTrek Systems is not included in the Summary Consolidated Financial Data prior to July 1, 1996 because, since its formation in 1992, EduTrek Systems has not generated revenues and in the years ended December 31, 1992, 1993, 1994 and 1995 and for the period ended October 8, 1996, EduTrek Systems incurred losses of $321,000, $90,911, $312,954, $584,627 and $819,430, respectively.
     Such amounts are not considered to be relevant to the Company and the Predecessor because, in prior years, EduTrek Systems had no revenues and existed solely to provide a corporate structure through which its controlling shareholder could pursue a variety of opportunities and activities.

 (3) Assumes that the Company was formed on June 1, 1996 and gives effect to the acquisitions of the Predecessor and EduTrek Systems as if such acquisitions had occurred on June 1, 1996. See "Acquisitions." As adjusted to (i) give effect to the sale of 2,342,890 shares of Class A Common Stock offered by the Company hereby and (ii) the application of the estimated net proceeds therefrom as if such application had occurred on June 1, 1996. See "Pro Forma Consolidated Financial Data."

 (4) The Company's results of operations are affected by The American College's level of enrollment which ranges from the highest level during the Fall term (October-December) to the lowest level during the Summer terms (June-September). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."


 (5) As a result of its election to be treated as an S Corporation for income tax purposes, the Predecessor has not been subject to federal and most state income taxes. Accordingly, the historical provision for income taxes includes income taxes only for those jurisdictions that do not recognize S Corporation status. The pro forma provision for income taxes (computed under the provisions of Statement of Financial Accounting Standards No.
     109) reflects provisions that would have been recorded had the Predecessor been a C Corporation for income tax purposes during the periods shown using an estimated income tax rate of 40%. Prior to this Offering, distributions in the form of cash dividends were made principally to assist the shareholders with their income tax obligations arising from the Predecessor's S Corporation status. Such distributions amounted to $4,068,962, $3,800,000, $4,500,000 and $1,889,694 for the fiscal years ended May 31, 1994, 1995 and 1996 and for the period from June 1, 1996 through October 8, 1996, respectively.


 (6) Net income per share information for the Predecessor is not presented as the amounts are not considered meaningful due to the minimal number of outstanding shares and the S Corporation election of the Predecessor. Net income per share of the Company is based upon net income divided by the weighted average number of shares for the period. All stock options and stock purchase warrants outstanding are assumed to be exercised as of the beginning of the period.


 (7) Pro forma weighted average shares outstanding includes 665,000 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock issued and outstanding as of May 31, 1997, as adjusted for the 2,342,890 shares of Class A Common Stock offered hereby and all outstanding warrants and options (1,267,033) to purchase Class A Common Stock.


 (8) EBITDA represents income from operations plus depreciation and amortization. While EBITDA data should not be construed as a substitute for income from operations, net income, or cash flows from operations, in accordance with generally accepted accounting principles, in analyzing the Company's and the Predecessor's operating performance, financial position and cash flows, the Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the postsecondary education industry.


 (9) Represents enrollment data as measured on the first day of each Fall term.


(10) As adjusted to give effect to the sale of 2,342,890 shares of Class A Common Stock offered by the Company hereby, the exercise of a warrant to purchase 257,110 shares of Class A Common Stock and the application of the estimated net proceeds therefrom as if such application had occurred on May 31, 1997. See "Use of Proceeds."

                                  ACQUISITIONS


     The Company, formerly known as E Holdings, Inc., is the successor to a business organized in 1970 for the purpose of founding and operating the College. The Company was organized by Mr. Steve Bostic, the Company's current Chairman and Chief Executive Officer, for the purpose of acquiring all of the capital stock of EduTrek Systems (a company also controlled by Mr. Bostic), American European and American College in London, Ltd. U.S., as well as 85% of the membership interests of American European Middle East Corporation, L.L.C. ("AEMEC" which, together with American European and American College in London, Ltd., U.S. are collectively referred to herein as the "Predecessor"). On October 8, 1996, the Company acquired the capital stock and membership interests of the Predecessor (the "College Acquisition") which, prior to its acquisition, operated The American College. The purchase price for the acquisition of the Predecessor was approximately $38.0 million. Also on October 8, 1996, the Company acquired all of the issued and outstanding capital stock of EduTrek Systems for an aggregate of 105,000 shares of Class A Common Stock and 1,995,000 shares of Class B Common Stock. See Note 1 of Notes to the Company's Consolidated Financial Statements.

                                  RISK FACTORS

     An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Class A Common Stock offered hereby. Certain statements included in this Prospectus concerning the Company's future financial condition and performance are forward-looking statements, and the factors discussed below, as well as those discussed elsewhere in this Prospectus, could cause actual results and developments to be materially different from those expressed in or implied by such statements.

POTENTIAL ADVERSE EFFECTS OF REGULATION; IMPAIRMENT OF FEDERAL FUNDING

  General


     The Company and The American College are subject to extensive regulation by federal, state and foreign governmental agencies and accrediting agencies. In particular, the Higher Education Act of 1965, as amended (the "HEA"), and the regulations (the "Regulations") promulgated thereunder by the U.S. Department of Education set forth numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the HEA ("Title IV Programs"). For example, the HEA and the Regulations (i) establish certain financial responsibility and administrative capability standards, (ii) establish maximum acceptable rates of default by students on federally guaranteed or funded student loans, (iii) restrict the ability of a school or its parent corporation to engage in certain types of transactions that would result in a change in ownership and control of that school or corporation, (iv) limit the proportion of school revenues that may be derived from Title IV Programs, and (v) prohibit the payment of certain types of incentives to personnel engaged in student recruiting and admissions activities. See "Business -- Regulatory Environment -- Student Financial
Assistance -- Federal Oversight of Title IV Programs."



     In the event of a determination by the U.S. Department of Education that The American College has improperly disbursed Title IV Program funds, The American College could be required to repay those funds and could be assessed an administrative fine. Alternatively, the U.S. Department of Education could transfer The American College from the "advance" system of payment of Title IV Program funds, under which a school requests and receives funding from the U.S. Department of Education in advance based on anticipated needs, to the "reimbursement" system of payment, under which a school must disburse funds to students and document their eligibility for Title IV Program funds before receiving funds from the U.S. Department of Education. Violations of Title IV Program requirements could also subject The American College or the Company to sanctions under the federal False Claims Act as well as other civil and criminal penalties. The failure by The American College to comply with applicable federal, state or accrediting agency requirements could result in the limitation, suspension or termination of the ability of The American College's campuses to participate in Title IV Programs or the loss of state licensure or accreditation. Given that approximately 27% of the Company's revenues are indirectly derived from Title IV Programs, the loss of or a significant reduction in Title IV Program funds would have a material adverse effect on the Company's revenues and cash flow because The American College's student enrollment would likely decline as a result of its students' inability to finance their education without the availability of Title IV Program funds. The loss of or a significant reduction in Title IV Program funds may also increase the amount of credit risk borne by the Company as it would likely have to explore alternative means of providing student financing, including Company-sponsored financing programs. See "Business -- Regulatory
Environment -- Student Financial Assistance -- Federal Oversight of Title IV Programs."


     Significant factors related to the HEA and its implementing regulations that could adversely affect the Company include the following:

  Financial Responsibility Standards

     The HEA and the Regulations establish specific standards of financial responsibility that must be satisfied in order to qualify for participation in Title IV Programs. Such standards include certain financial requirements under which an institution must: (i) have an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year, (ii) have a positive tangible net worth at the end of each fiscal year, and (iii) not have a cumulative net operating loss during either of its two most recent fiscal years that results in a decline of more than 10% of the institution's tangible net worth at the beginning of that two-year period. An institution that is determined by the U.S. Department of Education not to meet the standards of financial responsibility on the basis of failing to meet one or more of the specified numeric indicators is nonetheless entitled to participate in Title IV Programs if it can demonstrate to the U.S. Department of Education that it is financially responsible on an alternative basis. An institution may do so by demonstrating, with the support of a statement from a certified public accountant, proof of prior compliance with the numeric standards and other information specified in the regulations, that its continued operation is not jeopardized by its financial condition. Alternatively, an institution may post surety either in an amount equal to one-half of the total Title IV Program funds received by students enrolled at such institution during the prior year or in an amount equal to 10% of such prior year's funds and agree to disburse those funds only on an "as-earned" basis. The U.S. Department of Education has interpreted this surety condition to require the posting of an irrevocable letter of credit in favor of the U.S. Department of Education.


     The U.S. Department of Education applies the financial responsibility standards to The American College on a consolidated basis at the level of the Company in evaluating the financial condition of The American College. Based on the consolidated financial statements of the Company as of May 31, 1997, The American College does not satisfy either the acid test ratio or the tangible net worth test. As of May 31, 1997, the Company's acid test ratio was .086 and the Company had a negative tangible net worth of approximately $33.6 million. Notwithstanding such noncompliance, the Company has maintained The American College's eligibility to continue participating in Title IV Programs by posting an irrevocable letter of credit in the amount of $3.75 million in favor of the U.S. Department of Education, which amount is approximately 50% of the Company's 1996 Title IV Program funds received by students enrolled at The American College. The letter of credit was posted on March 19, 1997 and will expire on March 31, 1998. Because the amount of the letter of credit is based on the amount of Title IV Program funds received by The American College's students, to the extent that such funds have increased during 1997, the Company may be required to increase the letter of credit on or around March 19, 1998, the date the U.S. Department of Education re-assesses the College's compliance with the financial responsibility standards. If the Company continues to fail these financial responsibility standards, the Company may be required to increase its letter of credit. The Company believes that it will have sufficient liquidity to increase the letter of credit should the U.S. Department of Education so require. However, there can be no assurance that, if required, the Company will be able to maintain its letter of credit or increase its letter of credit in the future. In addition, expenditures required to implement the AIT program may adversely affect the Company's ability to satisfy these financial responsibility standards. See "-- Risks Associated with Implementation of AIT Information Technology Program."



     In addition to the financial responsibility standards, an institution is required to make timely refunds when a student who receives Title IV Program funds withdraws from an institution. Depending on when during the academic term the student withdraws, the institution is required to refund all or a portion of the Title IV Program funds paid by the withdrawing student. Beginning with the 1995-1996 award year, an institution that has failed to make all Title IV Program refunds on a timely basis during the previous two years is required to post a letter of credit in favor of the U.S. Department of Education equal to 25% of the Title IV Program refunds that the institution was required to make for the previous year. During the past two years the College has made all Title IV Program refunds on a timely basis.


     In 1996, the U.S. Department of Education issued proposed regulations that would establish new measures of financial responsibility. The Department has extended the period for comment on the proposed regulations on three occasions because of concerns expressed by members of the higher education community about the proposed standards. If the proposed standards are adopted, there can be no assurance that the Company's consolidated financial statements would satisfy such standards as it is not possible to predict the outcome of this rulemaking proceeding at this time. See "Business -- Regulatory Environment -- Student Financial Assistance -- Federal Oversight of Title IV Programs -- Financial Responsibility Standards."

  Student Loan Defaults

     Under the HEA, an institution could lose its eligibility to participate in some or all Title IV Programs if the defaults of its students on their federal student loans exceed specified rates for specified periods of time. Under the Federal Family Education Loan (the "FFEL") program, any institution that has FFEL cohort default rates of 25% or greater for three consecutive federal fiscal years will no longer be eligible to participate in the FFEL program or the William D. Ford Federal Direct Loan (the "Direct Loan") program for the remainder of the federal fiscal year in which the determination of ineligibility is made and for the two subsequent federal fiscal years. An institution whose FFEL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated. If an institution's FFEL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, that institution may be placed on "provisional certification" status for up to four years. Provisional certification does not limit an institution's access to Title IV Program funds, but does subject that institution to closer review by the U.S. Department of Education and possible summary adverse action if that institution commits violations of Title IV Program requirements.


     The American College has not had published FFEL cohort default rates of 25% or greater for three consecutive federal fiscal years or during any of the last three fiscal years. The American College had a published cohort default rate of 14.3% and 14.0% for federal fiscal 1993 and 1994, respectively. For federal fiscal 1995, the preliminary FFEL cohort default rate for all borrowers at the College was 18.5%, although the Company anticipates the final FFEL cohort default rate for all borrowers at the College will be 15.8%. (Each year, guaranty agencies submit data to the U.S. Department of Education to enable the U.S. Department of Education to calculate such institution's cohort default rate. Prior to publishing final rates, however, the U.S. Department of Education issues each submitting institution a preliminary cohort default rate. Preliminary cohort default rates are subject to revision by the U.S. Department of Education based on information that schools and guaranty agencies identify and submit to the U.S. Department of Education for review, in order to correct any errors in the data previously provided to the U.S. Department of Education. Any such adjustment will be made by the U.S. Department of Education at the time that final rates are officially published. The American College has submitted such corrections for its 1995 preliminary cohort default rate and anticipates that the U.S. Department of Education will reduce the College's cohort default rate from a preliminary rate of 18.5% to a final rate of 15.8%, although there can be no assurance that the U.S. Department of Education will agree with the corrections submitted by the College with regard to its 1995 preliminary cohort default rate.) Further, there can be no assurance that the College will be able to maintain cohort default rates below the required regulatory minimums, and the loss of The American College's eligibility to participate in Title IV Programs due to high FFEL cohort default rates could have a material adverse effect on the Company. See "Business -- Regulatory Environment -- Student Financial Assistance -- Federal Oversight of Title IV Programs -- Cohort Default Rates."


  Regulatory Consequences of a Change in Ownership or Control

     Upon a "change in ownership" of an institution resulting in a "change of control," as defined in the HEA and the Regulations, that institution becomes ineligible to participate in Title IV Programs. In such event, an institution may receive and disburse only previously committed Title IV Program funds to its students until it has applied for and received from the U.S. Department of Education recertification under such institution's new ownership. Approval of an application for recertification must be based upon a determination by the U.S. Department of Education that the institution under its new ownership is in compliance with the requirements for institutional eligibility. The time required to act on such an application can vary substantially and may take several months. If a school is recertified, it will be on a provisional basis. Under the HEA and the Regulations, a change in ownership resulting in a change of control would occur upon the transfer of a controlling interest in the voting stock of an institution or such institution's parent corporation. For a corporation qualifying as closely held under the law of the state of its incorporation, such as the Company, a change in ownership resulting in a change of control would occur (i) if any person acquires ownership or control of more than 50% of such corporation's total outstanding voting stock, or (ii) if a person having ownership or control of more than 50% of such corporation's total outstanding stock ceases to hold or control more than 50% of such corporation's total outstanding stock. With respect to a publicly traded corporation, a change in ownership resulting in a change of control occurs when there is an event that would obligate that corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission (the "Commission") disclosing a change of control. A change in ownership and control also could require an institution to secure approval from the agency which accredits the institution and the states which issue its authorization. The requirements of state and accrediting agencies with jurisdiction over The American College vary widely in this regard. See "Business -- Regulatory Environment -- State Authorization." With respect to the Company's acquisition of American European and the resulting change of control of the College, The American College has been provisionally certified for eligibility to participate in Title IV Programs by the U.S. Department of Education and has obtained the required state and accrediting agency approvals. The American College's provisional certification will expire in December 1999 at which time the College expects to receive full certification. Provisional certification differs from full certification in that a provisionally certified school may be terminated from eligibility to participate in the Title IV Programs without the same opportunity for a hearing before an independent hearing officer and an appeal to the Secretary of Education as is afforded to a fully certified school faced with termination, suspension, or limitation of eligibility prior to expiration of its certification. Additionally, the U.S. Department of Education may impose such further conditions on a provisionally certified institution's eligibility to continue participating in the Title IV Programs as the Department deems necessary.



     If the Offering were determined to constitute a change in ownership resulting in a change of control, the Company would be required to re-establish the state authorization and accreditation of The American College's campuses and apply to the U.S. Department of Education to re-establish the certification of The American College to enable it to participate in Title IV Programs. A significant delay in reobtaining or the failure to reobtain state authorization, accreditation or Title IV Program certification could have a material adverse effect on the Company. The Company has been advised by the U.S. Department of Education that, based on the facts pertaining to the Company's ownership and control which are set forth in this Prospectus, the consummation of this Offering will not constitute a change in ownership resulting in a change of control within the meaning of the HEA and the Regulations. In addition, the Commission of Colleges of the Southern Association of Colleges and Schools ("SACS") and each of the regulatory agencies in the States of Georgia and California and in the District of Columbia have advised the Company that, based on the facts pertaining to the Company's ownership and control which are set forth in this Prospectus, the consummation of this Offering will not constitute a change in ownership resulting in a change of control within the meanings of their respective accreditation standards and state laws and regulations.



     Once the Company is deemed to be publicly traded, the potential adverse implications of a change in ownership resulting in a change of control could influence future decisions by the Company and its shareholders regarding the sale, purchase, transfer, issuance or redemption of the Company's capital stock. However, the Company believes that any such future transaction having an adverse effect on state authorization, accreditation or participation in Title IV Programs of any of the College's campuses is not likely to occur without the consent of the Company's controlling shareholder and/or the Company's Board of Directors. See "--Voting Control by Principal Shareholder," "--Anti-Takeover Provisions," "Principal and Selling Shareholders" and "Description of Capital Stock."


  Accreditation


     In order to participate in Title IV Programs, an institution must be accredited by an accrediting agency recognized by the U.S. Department of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution. An accrediting agency primarily examines the academic quality of an institution's programs, as well as the institution's administrative and financial operations. The HEA specifies certain standards that each accrediting agency must utilize in reviewing institutions in order for such accrediting agency to be recognized by the U.S. Department of Education. The American College is accredited by SACS, an accrediting agency recognized by the U.S. Department of Education which serves as The American College's accreditor for purposes of participation in

Title IV Programs. If The American College were to have its accreditation revoked by SACS, it would lose its eligibility to participate in Title IV Programs, which could have a material adverse effect on the Company. See "Business -- Regulatory Environment -- Accreditation."


  State Authorization


     In order to award degrees and certificates and to participate in Title IV Programs, an institution must be authorized to offer its programs of instruction by the relevant agency of the state in which such school is located. Each state has its own standards and requirements for authorization, which vary substantially among the states. Typically, state laws require that an institution demonstrate that it has the personnel, resources and facilities appropriate to its instructional programs. The American College's campuses in Atlanta and Los Angeles are licensed and approved by the relevant agencies in Georgia and California, respectively. In addition, because The American College's London campus is operated under a corporation whose parent corporation is organized under the laws of the District of Columbia, the London campus has been licensed and approved by the Education Licensure Commission of the District of Columbia. If any of The American College's campuses were to lose its state license or authorization, The American College would lose its eligibility to participate in Title IV Programs, which could have a material adverse effect on the Company. See "Business -- Regulatory Environment -- State Authorization."


  Risk of Legislative Action


     The HEA was most recently reauthorized by the U.S. Congress in 1992, at which time funding for the Title IV Programs was authorized through September 30, 1997, with an automatic one-year extension if the HEA were not reauthorized by that date. Congress has commenced the reauthorization process, which is expected to be completed in late 1997 or during 1998. Although there is no present indication that Congress will decline to reauthorize the Title IV Programs, at this time it is not possible to predict the outcome of the reauthorization process. There can be no assurance that federal funding will continue to be available for any or all Title IV Programs for proprietary institutions such as The American College, that such funding will be maintained at current levels for any or all such programs, that current requirements for student and institutional participation will be unchanged, or that one or more present Title IV Programs will not be replaced by other programs with materially different student or institutional eligibility requirements or benefits. Given that approximately 27% of the Company's revenues are indirectly derived from the Title IV Programs, the loss of or a significant reduction in Title IV Program funds available to The American College's students would have a material adverse effect on the Company.



MANAGEMENT'S LIMITED HISTORY OF OPERATING THE COLLEGE



     In October 1996, the Company acquired The American College through the acquisition of the Predecessor. Because the Company only recently acquired The American College, management of the Company has limited experience in operating the College. The Company intends to continue efforts to build a management team that is highly skilled in the operation of a proprietary post secondary educational institution such as The American College. Although the Company believes it has assembled a management team with the necessary experience and skill to operate the College, there can be no assurance that such a management team will be successful in operating the College. See "Acquisitions."


RISKS ASSOCIATED WITH POSSIBLE EXPANSION AND ACQUISITION PLANS


     The Company expects that a portion of its future growth will be based on its ability to open and profitably operate additional schools to serve as branch campuses of The American College. While the Company has no current agreements in place or negotiations underway with respect to any acquisition, the Company also plans to regularly evaluate acquisition opportunities. If the Company acquires an existing school, a significant portion of the purchase price for such school may be allocated to goodwill and intangibles where such acquisition does not involve the purchase of significant amounts of tangible property. All of such goodwill and intangibles must be amortized over time, which amortization would reduce the Company's reported earnings. In addition, there can be no assurance that suitable expansion or acquisition opportunities will be identified or that any new or acquired institutions can be operated profitably or successfully integrated into the Company's operations. Growth through expansion or acquisition also could involve other risks, including the diversion of management's attention from normal operating activities, the inability to find appropriate personnel to manage the Company's expanding operations and the possibility that new or acquired schools will be subject to unanticipated business or regulatory uncertainties or liabilities. The failure of the Company to manage any expansion and acquisitions effectively could have a material adverse effect on the Company.

     The Company's acquisition of a school located in the United States constitutes a change in ownership resulting in a change of control with respect to such school for purposes of Title IV eligibility, which means that schools which participate in the Title IV Programs must either be acquired subject to recertification of eligibility by the U.S. Department of Education or lose eligibility to participate in Title IV Programs for an indeterminate period of time during which it applies for recertification of eligibility. The U.S. Department of Education typically processes such applications for recertification in three to nine months. There can be no assurance, however, that recertification applications will be acted upon on a timely basis by the U.S. Department of Education so as to avoid any significant interruption of Title IV funding to students at the acquired school. Prior to recertification by the U.S. Department of Education, the Company must also obtain approval of the change of control from applicable states and accrediting agencies. In the event the Company opens an additional school to serve as a branch campus, the Company also must obtain authorization from the relevant regulatory agency of the state in which such school is located, as well as the approval of SACS and the U.S. Department of Education. There can be no assurance that such state, accrediting agency and U.S. Department of Education approvals may not be subject to unexpected delays or difficulties which may materially and adversely affect the Company's operations. See "-- Regulatory Consequences of a Change in Ownership or Control," "-- State Authorization" and "-- Accreditation."

RISKS ASSOCIATED WITH IMPLEMENTATION OF AIT INFORMATION TECHNOLOGY PROGRAM


     On July 26, 1997, the Company entered into the License Agreement with ITI pursuant to which ITI has licensed its AIT program to the Company for use in the State of Georgia, including the College's campus in Atlanta. Under the License Agreement, the Company will pay ITI a one-time license fee and royalties of a percentage of gross revenues derived from The American College's operation of the AIT program. The License Agreement also grants the Company the right to implement the AIT program in the cities of Los Angeles, London and Dubai upon payment of an additional license fee and the execution of an additional license agreement substantially in the form of the License Agreement for each additional territory. The Company intends to enter into license agreements for such territories over the next two years, although there can be no assurances that the Company will enter into such additional agreements. Unless a later date is mutually agreed upon, the License Agreement requires the Company to implement the AIT program in the Atlanta campus by November 3, 1997. There can be no assurances that the College will be able to successfully operate and integrate the AIT program into its curricula or that the College will be able to implement the AIT program in its Atlanta campus by November 3, 1997. The failure of any such event to occur could have a negative impact on the Company's growth strategy. See "Summary -- License Agreement" and "Business -- Growth Strategy." In addition, because license fees are accounted for as an intangible asset, the payment of such fees will further reduce the Company's tangible net worth and adversely impact the ability of the Company to satisfy the financial responsibility standards promulgated by the U.S. Department of Education. See "-- Potential Adverse Effects of Regulation; Impairment of Federal
Funding -- Financial Responsibility Standards."


RISKS ASSOCIATED WITH CHANGES IN TECHNOLOGY


     The College's development of new courses, or enhancements to existing courses, must anticipate and keep pace with the introduction in the marketplace of new hardware, software and networking technology. The need to respond to technological changes may require the Company to make substantial, unanticipated expenditures in order to develop new courses and acquire additional equipment in order to deliver such new courses. In addition, the College is contemplating the development of distance learning capabilities such as videoconferencing technology and the Internet. Any future development by The American College of such distance learning capabilities must anticipate and keep pace with the introduction in the marketplace of new hardware, software and networking technology, including changes in the Internet and the online delivery of educational services. There can be no assurance that the Company will be able to respond successfully to technological change. If, because of financial, technological or other constraints, the Company could not adequately anticipate or respond to changes in technology, the College's AIT program and other curricula and its plans to develop distance learning capabilities could be materially adversely affected.


RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


     The Company presently maintains offices and education centers in two countries outside the United States. In fiscal 1997, international revenues represented approximately 43% of the Company's revenues. The Company intends, on an ongoing basis, to seek ways to expand its international operations and expects that revenues derived from international sources will continue to account for a significant portion of its revenues. Inherent risks represented by the Company's international operations include currency fluctuations, varying political and economic conditions, unanticipated changes in regulation, trade barriers, staffing and management problems, and adverse tax consequences. See "-- Risks Associated with Currency Fluctuations." There can be no assurance that such factors will not have a material adverse effect on the Company in the future. In addition, failure to staff and manage foreign campuses adequately could result in the loss of accreditation for all of the College's campuses which, in turn, could result in the inability of The American College to participate in Title IV Programs. The inability of The American College to participate in Title IV Programs could have a material adverse effect on the Company.


NEED FOR ADDITIONAL FINANCING


     The Company anticipates that it will need additional debt or equity financing, in addition to the proceeds of this Offering, in order to grow through expansion and acquisitions. The amount and timing of financing which the Company may need will vary principally depending on the timing and size of any expansion and acquisitions and sellers' willingness to provide financing. To the extent that the Company requires additional financing in the future and is unable to obtain such additional financing, it may not be able to implement fully its growth strategy. Following the completion of this Offering, the Company will have the ability to borrow up to $2.5 million (of which $1.5 million is currently available) under its revolving loan with NationsBank, N.A. The Company believes this borrowing capacity, together with the proceeds of this Offering, will provide adequate financing to support its existing level of operations as well as any acquisitions or expansion activities for at least the next twelve months. If the Company's available funds are not adequate, however, there can be no assurance that any necessary capital leases or additional financing, whether debt or equity, will be obtainable on terms favorable to, or affordable by, the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS


     The Company's consolidated financial statements are prepared in U.S. dollars while the operations of its foreign campuses are recorded in their respective local currencies. Consequently, fluctuations in exchange rates may have an adverse effect on the Company's consolidated operating results and could result in exchange losses (the currency in Dubai is pegged to the U.S. dollar). During fiscal 1997, the Company reported $147,000 in translation losses compared to $35,000 in translation gains for fiscal 1996. The impact of future fluctuations in exchange rates cannot be predicted with any measure of accuracy. No assurance can be given that any future exchange rate fluctuations will not have a material adverse effect on the Company's operations. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates and therefore continues to be subject to such risks. In the future, the Company may undertake such transactions. If any hedging techniques are implemented by the Company, there can be no assurance that such techniques would be successful in eliminating or reducing the effects of currency fluctuations.

COMPETITION


     The postsecondary education market is highly competitive. In the U.S. and London, The American College competes with traditional public and private two-year and four-year colleges and universities and other proprietary schools, many of which have greater financial and other resources than the Company. Certain public and private colleges and universities may offer programs similar to those of The American College. Such competing institutions are often able to charge lower tuition than The American College, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to the College. Tuition at private non-profit institutions is, on average, higher than The American College's tuition. In addition, the College's campus in Dubai competes with numerous institutions in the Persian Gulf region, certain of which are government sponsored and charge lower tuition than the College. See
"Business -- Competition."



     The information technology training and the corporate education markets are highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. The College's competitors in the information technology training market include computer systems vendors, other independent education and training companies, systems integrators and software vendors, as well as certain of the Company's own customers that maintain internal training departments. The Company's primary competitors in the corporate education market include other independent education and training companies as well as many of the Company's own customers that maintain internal training departments. Some of these competitors offer, at lower prices, courses and programs similar to those the Company offers in its corporate education program as well as those the College intends to offer in its AIT program. In addition, some competitors have greater financial and other resources than the Company. There can be no assurance that the Company will be successful against such competition. See "Business -- Competition."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND VOLATILITY OF STOCK PRICE


     The Company's quarterly revenues have varied in the past and may vary significantly in the future as a result of a number of factors, including fluctuations in the number of students enrolling in the College's programs. The Company's fiscal year ends on May 31. Historically, the Company has experienced losses during the first quarter of its fiscal year because revenues and income during the first quarter are typically at their lowest due to lower student enrollment during the summer months. The Company expects these seasonal trends will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Seasonality."


     From time to time after this Offering there may be significant volatility in the market price for the Class A Common Stock. Quarterly operating results of the Company or of other companies participating in the educational services industry, changes in estimates by analysts, changes in conditions in the economy, the financial markets or the educational services industry, natural disasters or other developments affecting the Company or its competitors could cause the market price of the Class A Common Stock to fluctuate substantially.

DEPENDENCE ON KEY PERSONNEL


     The Company's continuing and future success depends in large part on the continued services of Mr. Steve Bostic, its Chairman and Chief Executive Officer, as well as certain of its other officers and key personnel. The loss of the services of Mr. Bostic, certain of the Company's officers or other key personnel could have a material adverse effect on the Company. The Company and Mr. Bostic have not entered into an employment agreement and presently have no intention to enter into an employment agreement. The Company currently maintains key man life insurance policies on the life of Mr. Bostic in the aggregate amount of $25 million, which policies have been pledged to secure certain indebtedness incurred by the Company. The Company's continuing and future success will also depend on its ability to attract and retain highly-skilled personnel, including its faculty. There can be no assurance that the Company will be successful in these recruitment and training efforts, and the failure to hire and train the intended complement of faculty members may have a material adverse effect on the Company's operations. See "Management."

VOTING CONTROL BY PRINCIPAL SHAREHOLDER

     After this Offering, Steve Bostic, Chairman and Chief Executive Officer of the Company, and his controlled affiliates will own all 6,335,000 shares of Class B Common Stock outstanding, representing approximately 95.1% of the total voting power of the Common Stock. As a result of such concentration of ownership, Mr. Bostic will have the ability to exert significant influence on the policies and affairs of the Company and corporate actions requiring shareholder approval, including the election of the members of the Board of Directors. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, and could also affect the price that investors might be willing to pay in the future for shares of Class A Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock."

VOTING RIGHTS OF CLASS A AND CLASS B COMMON STOCK

     The voting rights of the Class A Common Stock are limited by the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"). On all matters with respect to which the Company's shareholders have a right to vote, including the election of directors, each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to ten votes. Except as otherwise required by law or expressly provided in the Articles of Incorporation, the Class A Common Stock and Class B Common Stock vote together as a single class. Class B Common Stock can be converted into shares of Class A Common Stock on a share-for-share basis at the election of the holder and will be converted to shares of Class A Common Stock automatically upon transfer by Steve Bostic, Alice Jane Bostic or the Bostic Family Limited Partnership, except for transfers to immediate family members, the trustees of certain trusts and entities controlled by such holders of the Class B Common Stock (collectively, the "Permitted Transferees"). The Articles of Incorporation prohibit the Company from issuing additional Class B Common Stock to any person or entity except Steve Bostic, Alice Jane Bostic, the Bostic Family Limited Partnership or a Permitted Transferee. See "Description of Capital Stock."

DIVIDEND POLICY


     The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy." In addition, U.S. Department of Education financial responsibility standards applicable to The American College could, in certain circumstances, restrict the ability of the Company to obtain dividends or other funds from its subsidiaries, which, in turn, could limit the Company's ability to pay dividends. See
"-- Potential Adverse Effects of Regulation; Impairment of Federal
Funding -- Financial Responsibility Standards." Also, certain of the Company's present credit arrangements contain restrictions on the ability of the Company to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


ABSENCE OF PRIOR PUBLIC MARKET; DILUTION

     Prior to this Offering there has been no public market for shares of the Company's Class A Common Stock. Although the Company has applied for listing of the Class A Common Stock on the Nasdaq National Market, there can be no assurance that the Company's application will be approved or that an active trading market for the Class A Common Stock will develop or continue after the Offering. The initial offering price of the Class A Common Stock will be determined by negotiations among the Company, the Selling Shareholder and the Underwriters based on several factors and may not be indicative of the market price for the Class A Common Stock after this Offering. See "Underwriting." Investors in the Offering will experience immediate and substantial dilution, and present shareholders will receive a material increase in the book value of their shares of Class A Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Upon completion of this Offering, the Company will have 3,265,000 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option. Of these shares, the 2,600,000 shares of Class A Common Stock offered hereby will be eligible for sale in the open market without restriction (except for any such shares purchased by affiliates of the Company). All of the remaining 665,000 shares of Class A Common Stock (and 6,335,000 shares of Class A Common Stock into which shares of Class B Common Stock are convertible) are "restricted securities" as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). All of these restricted securities will be eligible for sale in the public market 90 days following the date of this Prospectus pursuant to Rule 144. Additional shares of Class A Common Stock, including shares issuable upon exercise of options and warrants, will also become eligible for sale in the public market pursuant to Rule 144 from time to time. The Company, the holders of warrants to purchase an aggregate of 622,041 shares of Class A Common Stock and the Company's directors, executive officers and shareholders have agreed, however, not to sell any of their shares of Common Stock (other than the shares to be sold by the Company and the Selling Shareholder in this Offering) for a period of 180 days from the date of this Prospectus without the prior written consent of Smith Barney Inc. Following this Offering, sales and potential sales of substantial amounts of the Company's Class A Common Stock in the public market pursuant to Rule 144 or otherwise could adversely affect the prevailing market prices for the Class A Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Principal and Selling Shareholders," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."


     As of the date of this Prospectus, the holders of 350,000 shares of Class A Common Stock and of warrants to purchase an aggregate of 622,041 shares of Class A Common Stock are entitled to certain demand and piggyback registration rights with respect to such shares. If the Company were required to register or to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their demand or piggyback registration rights, sales or potential sales of the shares so registered might have an adverse effect on the Company's ability to raise needed capital in the capital markets at a time and price favorable to the Company. See "Description of Capital Stock" and "Shares Eligible for Future Sale -- Registration Rights."

ANTI-TAKEOVER PROVISIONS

     The Board of Directors has authority to issue shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by the Company's shareholders. The rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While the Company has no present intention to issue additional shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock -- Preferred Stock." Provisions in the Regulations pursuant to which the Company would lose its Title IV eligibility in the event of a change in ownership resulting in a change of control could have a similar discouraging effect. See "-- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Regulatory Consequences of a Change in Ownership or Control."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,342,890 shares of Class A Common Stock offered by the Company, at an assumed initial public offering price of $14.00 per share, are estimated to be approximately $30.0 million, after deducting the estimated underwriting discounts and commissions and Offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Shareholder.


     The Company anticipates that of the net proceeds received by the Company in the Offering, (i) approximately $21.5 million will be used to repay the Company's outstanding principal and accrued interest under its term loan (the "Term Loan") pursuant to its credit agreement with NationsBank, N.A. (the "NationsBank Credit Agreement"), (ii) approximately $7.1 million will be used to repay the Company's outstanding principal and accrued interest (the "Subordinate Debt") to Stratford Capital Partners, L.P. ("Stratford") and GMM Investors SBIC, L.P. ("GMM"), (iii) approximately $1.1 will be used to reduce the outstanding principal and accrued interest under its revolving loan (the "Revolving Loan") established under the NationsBank Credit Agreement and (iv) any remaining amount will be used for general corporate purposes, including the increased working capital requirements of the Company resulting from its growth.



     The Company's outstanding indebtedness under the Term Loan and the Subordinate Debt was incurred in October 1996 primarily to fund the acquisition of the Predecessor. Borrowings under the Revolving Loan provide working capital for the Company's operations. The Term Loan currently bears interest at 9.75% per year which is payable quarterly. Beginning on October 31, 1997, the principal amount under the Term Loan is payable in 22 equal consecutive quarterly installments of $875,000 plus accrued and unpaid interest, and a 23rd final payment of $1,750,000 plus accrued and unpaid interest is due on March 31, 2003. Borrowings under the Revolving Loan bear interest at the prime rate plus 1% (9.5% as of May 31, 1997) and are payable quarterly. Borrowings under the Revolving Loan are due on October 8, 1999; provided, however, that the Company shall be in default if, during each calendar year, there are not at least two occasions of consecutive 30 day periods in which the balance under the Revolving Loan is zero and in which the Company has not borrowed under the Revolving Loan. The Subordinate Debt bears interest at a fixed rate of 13% per year and is payable in monthly installments of accrued interest until maturity on October 8, 2003, at which time the outstanding principal amount and accrued interest is due in full. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Pending such uses, the net proceeds of this Offering will be invested in short-term, interest-bearing obligations of investment grade.

                                DIVIDEND POLICY


     The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Certain of the Company's present credit arrangements contain restrictions on the ability of the Company to pay dividends. In addition, U.S. Department of Education financial responsibility standards applicable to The American College could, in certain circumstances, restrict the ability of the Company to receive dividends or other funds from its subsidiaries, which, in turn, could limit the Company's ability to pay dividends. See "Business -- Regulatory Environment -- Student Financial Assistance -- Federal Oversight of Title IV Programs -- Financial Responsibility Standards." Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the cash position, actual indebtedness and capitalization of the Company as of May 31, 1997 and as adjusted to reflect the sale by the Company of 2,342,890 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $14.00 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                   MAY 31, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Cash........................................................  $   678      $ 2,270
                                                              =======      =======
Current portion of long-term debt...........................  $ 2,014      $   264
Long-term debt..............................................   28,061        1,930
Shareholders' equity:
  Preferred stock, 5,000,000 shares authorized; no shares
     issued and outstanding.................................       --           --
  Class A Common Stock, no par value per share, 40,000,000
     shares authorized; 665,000 shares issued and
     outstanding; 3,265,000 shares issued and outstanding as
     adjusted(1)............................................    1,287       31,291
  Warrants to acquire 622,041 shares of Class A Common Stock
     at a price of $.0014 per share.........................      677          677
  Class B Common Stock, no par value per share, 10,000,000
     shares authorized; 6,335,000 shares issued and
     outstanding as of May 31, 1997 and as adjusted.........    4,000        4,000
  Foreign currency translation..............................      147          147
  Retained earnings(2)......................................    1,766          813
                                                              -------      -------
          Total shareholders' equity........................    7,877       36,928
                                                              -------      -------
          Total capitalization..............................  $37,952      $39,122
                                                              =======      =======


---------------


(1) Includes 257,110 shares of Class A Common Stock issued upon the exercise of stock purchase warrants which were outstanding as of May 31, 1997. See Note 6 of the Notes to the Consolidated Financial Statements of the Company.


(2) Reflects write-off of deferred costs and discounts related to debt which will be repaid from proceeds of the Offering in the amount of $1,588,000 net of taxes of $635,000.

                                    DILUTION


     The pro forma net tangible book value of the Company at May 31, 1997 was approximately $(32,890,000) or $(3.98) per share of Class A and Class B Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total assets less intangible assets and total liabilities, divided by the total number of shares of Class A and Class B Common Stock outstanding, as adjusted to include all outstanding stock options and warrants (10,609,923). After giving effect to the sale by the Company of 2,342,890 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at May 31, 1997 would have been approximately $(2,782,000) or $(0.26) per share of Class A and Class B Common Stock, as adjusted to include all outstanding stock options and warrants (10,609,923). This represents an immediate increase in such pro forma net tangible book value of $3.72 per share to existing shareholders and an immediate dilution in the pro forma net tangible book value of $14.26 per share to investors purchasing shares of Class A Common Stock in this Offering. The following table illustrates the resulting per share dilution to new investors:



Assumed initial public offering price per share.............           $14.00
  Net tangible book value per share prior to this
     Offering...............................................  $(3.98)
  Increase per share attributable to new investors(1).......    3.72
                                                              ------
Pro forma net tangible book value per share after this
  Offering..................................................            (0.26)
                                                                       ------
Dilution per share to new investors(2)......................           $14.26
                                                                       ======


---------------


(1) After deduction of underwriting discounts and commissions and estimated Offering expenses.

(2) Determined by subtracting the adjusted net tangible book value per share after the Offering from the amount of cash paid by a new investor for every share of Class A Common Stock.


     The following table summarizes, on a pro forma basis as of May 31, 1997, the number of shares of Common Stock previously purchased from the Company and the total consideration paid and the average price per share paid to the Company by existing shareholders and by new investors purchasing the shares of Class A Common Stock offered hereby, assuming an initial public offering price of $14.00 per share:



                                       SHARES PURCHASED      TOTAL CONSIDERATION
                                      -------------------   ---------------------   AVERAGE PRICE
                                       NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                      ---------   -------   -----------   -------   -------------
Existing shareholders...............  7,257,110     75.6%   $ 5,286,744     13.9%      $ 0.73
New investors.......................  2,342,890     24.4     32,800,460     86.1        14.00
                                      ---------    -----    -----------    -----
          Total(1)..................  9,600,000    100.0%   $38,087,204    100.0%
                                      =========    =====    ===========    =====


---------------


(1) Total shares outstanding excludes warrants to purchase 622,041 shares of Class A Common Stock and options to purchase 410,550 shares of Class A Common Stock.



     The sale of shares by the Selling Shareholder in this Offering will cause the number of shares of Class A Common Stock held by all existing shareholders as of May 31, 1997 on a pro forma basis to be reduced to 665,000 shares, or 20.4% of total shares of Class A Common Stock to be outstanding after this Offering, and the number of shares of Class A Common Stock held by new investors as of May 31, 1997 on a pro forma basis to be 2,600,000 shares, or 79.6% of the total shares of Class A Common Stock to be outstanding after this Offering. See "Principal and Selling Shareholders."

                     PRO FORMA CONSOLIDATED FINANCIAL DATA
        (IN THOUSANDS, EXCEPT PER SHARE, PERCENTAGE AND ENROLLMENT DATA)


     The unaudited pro forma consolidated financial data set forth below assumes that the Company was formed on June 1, 1996 and gives effect to the acquisition of the Predecessor and the acquisition of EduTrek Systems as if such acquisitions had occurred on June 1, 1996. The pro forma as adjusted data adjusts the pro forma data to give effect to the Offering and the application of the net proceeds to the Company as described in "Use of Proceeds" as if they had occurred on June 1, 1996. The pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto, the Predecessor's Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere herein. The pro forma results are not necessarily indicative of the results that would have been achieved had the acquisition of the Predecessor, the acquisition of EduTrek Systems and the Offering occurred on June 1, 1996, or of future operations.



                                   PREDECESSOR                                    THE COMPANY
                                 ---------------   --------------------------------------------------------------------------
                                   PERIOD FROM      PERIOD FROM
                                  JUNE 1, 1996     JULY 1, 1996
                                     THROUGH          THROUGH      PRO FORMA        PRO FORMA     ADJUSTMENTS      PRO FORMA
                                 OCTOBER 8, 1996   MAY 31, 1997    ADJUSTMENT      CONSOLIDATED   FOR OFFERING    AS ADJUSTED
                                 ---------------   -------------   ----------      ------------   ------------    -----------
STATEMENT OF OPERATIONS DATA:
Net revenues...................      $ 6,189         $  23,590       $   0          $  29,779       $       0     $   29,779
Cost of education and
  facilities...................        3,256             9,014           0             12,270               0         12,270
Selling and promotional
  expenses.....................        1,335             2,428           0              3,763               0          3,763
General and administrative
  expenses.....................        2,739             5,468         150(1)(2)        8,357               0          8,357
Rents paid to majority
  shareholder..................           49                 0         (49)(3)              0               0              0
Amortization of goodwill.......            0               696         344(4)           1,040               0          1,040
                                     -------         ---------       -----          ---------       ---------     ----------
Income (loss) from campus
  operations...................       (1,190)            5,984        (445)             4,349               0          4,349
Income (loss) from management
  agreement....................          (21)              479           0                458               0            458
                                     -------         ---------       -----          ---------       ---------     ----------
Income (loss) from
  operations...................       (1,211)            6,463        (445)             4,807               0          4,807
Interest expense...............          258             2,499         (52)(5)          2,705           2,237(6)         468
Interest income -- shareholder
  notes........................           98                 0         (98)(7)              0               0              0
Other income -- net............           66                19           0                 85               0             85
                                     -------         ---------       -----          ---------       ---------     ----------
Income (loss) before income
  taxes........................       (1,305)            3,983        (491)             2,187           2,237          4,424
Provision for income taxes.....            0             1,981         856(8)           1,125             895(9)       2,019
                                     -------         ---------       -----          ---------       ---------     ----------
Net income (loss)..............      $(1,305)        $   2,002       $(365)         $   1,062       $   1,342     $    2,405
                                     =======         =========       =====          =========       =========     ==========
Net income per share(10).......                      $    0.24
                                                     =========
Weighted average shares
  outstanding..................                      8,267,033
                                                     =========
Pro forma net income per
  share........................                                                                                   $     0.23
                                                                                                                  ==========
Pro forma weighted average
  shares outstanding(11).......                                                                                   10,609,923
                                                                                                                  ==========
SELECTED OPERATING DATA:
EBITDA.........................      $  (820)        $   8,236       $(217)         $   7,199       $       0     $    7,199
EBITDA margin..................        (13.2)%            34.9%                          24.2%                          24.2%


See accompanying notes on the following page.

     The pro forma adjustments and adjustments for the Offering detailed below reflect (i) the elimination of identifiable nonrecurring actual costs incurred by the Predecessor in the period from June 1 to October 8, 1996 as a result of the acquisition of the Predecessor by the Company, (ii) the addition of identifiable actual costs which would have been incurred by the Company to replace certain of the eliminated costs resulting from the ownership change,
(iii) the effect of the Offering on interest expense due to the repayment of debt, (iv) the inclusion of costs of being a public company, based upon bids and analysis, and (v) the impact on income taxes resulting from the change to C Corporation status from the Predecessor's S Corporation status for income tax purposes.


 (1) Represents an adjustment to eliminate costs of $1,101,000 relating to (i) compensation costs of $450,000 associated with a selling shareholder of the Predecessor, (ii) costs of $461,000 relating to assets purchased by a selling shareholder of the Predecessor, (iii) staff costs of employees who remained with a selling shareholder of the Predecessor of $153,000 and (iv) office costs of a selling shareholder of the Predecessor of $37,000.

 (2) Represents an adjustment of $1,251,000 to reflect the effect of (i) additions of home office staff of $496,000, (ii) office space of $255,000 and (iii) other costs associated with being a public company of $500,000.

 (3) Represents an adjustment of $49,000 to eliminate rent paid to majority shareholder on office facilities that remained with a selling shareholder.

 (4) Represents an adjustment of $344,000 to reflect the effect of goodwill amortization for the twelve month period.


 (5) Represents an adjustment of $52,000 to eliminate interest expense relating to the financing of assets purchased by one of the selling shareholders prior to acquisition of the Predecessor.


 (6) Represents an adjustment of $2,072,000 to reflect the reduction of interest expense relating to the elimination of borrowings from the application of the net proceeds and of $165,000 to reflect the elimination of amortization of deferred financing costs. An extraordinary charge to write off unamortized deferred financing costs of $634,000, net of taxes, and a unamortized debt discount of $319,000, net of taxes, will be made concurrent with the elimination of related borrowings.


 (7) Represents an adjustment of $98,000 to eliminate interest income from shareholder notes.

 (8) Represents an adjustment to record pro forma income taxes giving effect to the Predecessor's loss during the period. Prior to October 8, 1996, the Predecessor was an S Corporation and, therefore, had no federal tax obligation.

 (9) Represents an adjustment to reflect a provision for income taxes on the income (loss) from pro forma adjustments and adjustments for Offering at a marginal rate of 40%.


(10) Net income per share for the Predecessor is not presented as the amounts are not considered meaningful due to the minimal number of outstanding shares and the S Corporation election of the Predecessor. Net income per share of the Company is based upon the weighted average number of shares divided into net income for the period. All stock options and stock purchase warrants outstanding are assumed to be exercised as of the beginning of the period.


(11) Pro forma weighted average shares outstanding include 665,000 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock issued and outstanding as of May 31, 1997, as adjusted for the 2,342,890 shares of Class A Common Stock included in this Offering and all outstanding warrants and options (1,267,033) with respect to Class A Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
        (IN THOUSANDS, EXCEPT PER SHARE, PERCENTAGE AND ENROLLMENT DATA)


     The following tables set forth selected consolidated financial data of the Company and the Predecessor for the periods indicated. The selected consolidated financial data of the Company as of May 31, 1997 and for the year ended May 31, 1997 are derived from the Consolidated Financial Statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data of the Predecessor as of May 31, 1996, for the period from June 1, 1996 through October 8, 1996 and for each of the two years ended May 31, 1996 are derived from the Consolidated Financial Statements of the Predecessor which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data of the Predecessor as of May 31, 1993, 1994 and 1995 and for the two years ended May 31, 1994 are derived from the unaudited Consolidated Financial Statements of the Predecessor for such periods. The pro forma as adjusted selected consolidated financial data as of May 31, 1997 and for the year ended May 31, 1997 are unaudited. The unaudited financial statements of the Company and the Predecessor include all adjustments, consisting solely of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial condition and results of operations for these periods. These selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto, the Predecessor's Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere herein.



                                                              THE PREDECESSOR(1)(2)                          THE COMPANY(1)
                                             -------------------------------------------------------   --------------------------
                                                                                                           FISCAL YEAR ENDED
                                                                                       PERIOD FROM            MAY 31, 1997
                                                   FISCAL YEAR ENDED MAY 31,          JUNE 1, 1996     --------------------------
                                             -------------------------------------       THROUGH                     PRO FORMA
                                              1993      1994      1995      1996     OCTOBER 8, 1996   ACTUAL(2)   AS ADJUSTED(3)
                                             -------   -------   -------   -------   ---------------   ---------   --------------
STATEMENT OF OPERATIONS DATA(4):
Net revenues...............................  $19,995   $20,654   $23,696   $26,493       $ 6,189       $  23,590     $   29,779
Cost of education and facilities...........    8,654     8,611    10,051    11,144         3,256           9,014         12,270
Selling and promotional expenses...........    3,129     3,165     3,083     3,614         1,335           2,428          3,763
General and administrative expenses........    6,549     6,264     6,115     6,677         2,739           5,468          8,357
Rents paid to majority shareholder.........      135       146       145       150            49               0              0
Amortization of goodwill...................        0         0         0         0             0             696          1,040
                                             -------   -------   -------   -------       -------       ---------     ----------
Income (loss) from campus operations.......    1,528     2,468     4,302     4,908        (1,190)          5,984          4,349
Income (loss) from management agreement....        0         0         0       127           (21)            479            458
                                             -------   -------   -------   -------       -------       ---------     ----------
Income (loss) from operations..............    1,528     2,468     4,302     5,035        (1,211)          6,463          4,807
Interest expense...........................      433       440       607       730           258           2,499            468
Interest income -- shareholder notes.......      169       183       153       361            98               0              0
Other income -- net........................      304       483        25        72            66              19             85
                                             -------   -------   -------   -------       -------       ---------     ----------
Income (loss) before income taxes..........    1,568     2,694     3,873     4,738        (1,305)          3,983          4,424
Provision for income taxes(5)..............       88       148       124       107             0           1,981          2,019
                                             -------   -------   -------   -------       -------       ---------     ----------
Net income (loss)..........................  $ 1,480   $ 2,546   $ 3,749   $ 4,631       $(1,305)      $   2,002     $    2,405
                                             =======   =======   =======   =======       =======       =========     ==========
Net income per share(6)....................                                                            $    0.24
                                                                                                       =========
Weighted average shares outstanding........                                                            8,267,033
                                                                                                       =========
Pro forma net income per share.............                                                                          $     0.23
                                                                                                                     ==========
Pro forma weighted average shares
  outstanding(7)...........................                                                                          10,609,923
                                                                                                                     ==========
PRO FORMA DATA:
Income before income taxes, as reported....  $ 1,568   $ 2,694   $ 3,873   $ 4,738       $(1,305)
Pro forma provision for income taxes(5)....      613     1,051     1,510     1,848           509
                                             -------   -------   -------   -------       -------
Pro forma net income.......................  $   956   $ 1,643   $ 2,363   $ 2,890       $  (796)
                                             =======   =======   =======   =======       =======
SELECTED OPERATING DATA:
EBITDA(8)..................................  $ 2,824   $ 3,695   $ 5,445   $ 6,135       $  (820)      $   8,236     $    7,199
EBITDA margin..............................     14.1%     17.9%     23.0%     23.2%        (13.2)%          34.9%          24.2%
Net cash provided by (used in) operating
  activities...............................    1,937     4,375     5,522     5,798         1,412           1,356
Net cash provided by (used in) investing
  activities...............................   (1,373)      725    (1,507)   (2,662)         (288)        (31,428)
Net cash provided by (used in) financing
  activities...............................     (968)   (5,030)   (3,916)   (3,442)       (1,196)        (30,780)
The American College Fall term
  enrollment(9)............................    2,037     2,001     2,209     2,440         2,815           2,815



See accompanying notes on following page.

                                                                   THE PREDECESSOR                     THE COMPANY
                                                        -------------------------------------   --------------------------
                                                                     AT MAY 31,                      AT MAY 31, 1997
                                                        -------------------------------------   --------------------------
                                                         1993      1994      1995      1996      ACTUAL    AS ADJUSTED(10)
                                                        -------   -------   -------   -------   --------   ---------------
BALANCE SHEET DATA:
Working capital.......................................  $(6,372)  $(8,467)  $(8,355)  $(8,696)   $(9,716)      $(5,739)
Total assets..........................................    5,976     7,190     6,682     7,253     47,671        48,206
Long-term debt, including current portion.............    1,637     2,333     2,874     4,756     30,075         2,194
Shareholders' equity..................................   (3,562)   (4,877)   (6,166)   (7,287)     7,877        36,928


---------------

 (1) The Company was organized on July 1, 1996 for the purpose of acquiring the Predecessor. On October 8, 1996, the Company acquired the Predecessor and EduTrek Systems. See "Acquisitions."

 (2) Because the Company did not acquire the Predecessor until October 8, 1996, the financial information with respect to the Company for the period from July 1, 1996 through October 8, 1996 does not include the Predecessor. EduTrek Systems is included in the financial information of the Company in a manner similar to a pooling of interests because the Company and EduTrek Systems were under common control. Financial information for EduTrek Systems is not included in the Selected Consolidated Financial Data prior to July 1, 1996 because, since its formation in 1992, EduTrek Systems has not generated revenues and in the years ended December 31, 1992, 1993, 1994 and 1995 and for the period ended October 8, 1996, EduTrek Systems incurred losses of $321,000, $90,911, $312,954, $584,627 and $819,430, respectively.
     Such amounts are not considered to be relevant to the Company and the Predecessor because, in prior years, EduTrek Systems had no revenues and existed solely to provide a corporate structure through which its controlling shareholder could pursue a variety of opportunities and activities.

 (3) Assumes that the Company was formed on June 1, 1996 and gives effect to the acquisitions of the Predecessor and EduTrek Systems as if such acquisitions had occurred on June 1, 1996. See "Acquisitions." As adjusted to (i) give effect to the sale of 2,342,890 shares of Class A Common Stock offered by the Company hereby and (ii) the application of the estimated net proceeds therefrom as if such application had occurred on June 1, 1996. See "Pro Forma Consolidated Financial Data."

 (4) The Company's results of operations are affected by The American College's level of enrollment which ranges from the highest level during the Fall term (October-December) to the lowest level during the Summer terms (June-September). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."


 (5) As a result of its election to be treated as an S Corporation for income tax purposes, the Predecessor has not been subject to federal and most state income taxes. Accordingly, the historical provision for income taxes includes income taxes only for those jurisdictions that do not recognize S Corporation status. The pro forma provision for income taxes (computed under the provisions of Statement of Financial Accounting Standards No.
     109) reflects provisions that would have been recorded had the Predecessor been a C Corporation for income tax purposes during the periods shown using an estimated income tax rate of 40%. Prior to this Offering, distributions in the form of cash dividends were made principally to assist the shareholders with their income tax obligations arising from the Predecessor's S Corporation status. Such distributions amounted to $1,200,000, $2,000,000, $4,068,962, $3,800,000, $4,500,000 and $1,889,694
     for the fiscal years ended May 31, 1992, 1993, 1994, 1995 and 1996 and for the period from June 1, 1996 through October 8, 1996, respectively.


 (6) Net income per share information for the Predecessor is not presented as the amounts are not considered meaningful due to the minimal number of outstanding shares and the S Corporation election of the Predecessor. Net income per share of the Company is based upon net income divided by the weighted average number of shares for the period. All stock options and stock purchase warrants outstanding are assumed to be exercised as of the beginning of the period.


 (7) Pro forma weighted average shares outstanding includes 665,000 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock issued and outstanding as of May 31, 1997, as adjusted for the 2,342,890 shares of Class A Common Stock offered hereby and all outstanding warrants and options (1,267,033) to purchase Class A Common Stock.


 (8) EBITDA represents income from operations plus depreciation and amortization. While EBITDA data should not be construed as a substitute for income from operations, net income, or cash flows from operations, in accordance with generally accepted accounting principles, in analyzing the Company's and the Predecessor's operating performance, financial position and cash flows, the Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the postsecondary education industry.


 (9) Represents enrollment data as measured on the first day of each Fall term.


(10) As adjusted to give effect to the sale of 2,342,890 shares of Class A Common Stock offered by the Company hereby, the exercise of a warrant to purchase 257,110 shares of Class A Common Stock and the application of the estimated net proceeds therefrom as if such application had occurred on May 31, 1997. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition of the Company and the Predecessor should be read in conjunction with the "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements and Notes thereto and the Predecessor's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. Unless otherwise specified, any reference to a "fiscal year" is to a fiscal year ended May 31.

OVERVIEW


     The Company acquired The American College through its acquisition of the Predecessor on October 8, 1996. Through its American European subsidiary, the Company operates The American College, an international postsecondary educational institution with campuses in Atlanta, Los Angeles, London and Dubai, United Arab Emirates. Founded in Atlanta in 1970, the College has grown from 2,209 students for the 1994 Fall term to 2,815 students for the 1996 Fall term.



     The Company's principal sources of revenues are tuition, related fees and payments for student housing collected from its students. Net revenues are calculated by deducting College awarded scholarships and cash discounts from gross revenues. Cash discounts reflect deductions granted for tuition and fee payments received in advance of their due dates. The College's cash discount program was discontinued at the end of fiscal 1997.



     The College's academic year is generally divided into three 10-week terms:
Fall, Winter and Spring. In addition, the College offers two eight-week Summer terms: Summer I and Summer II. Summer terms are shorter, more concentrated and equal to a 10-week term with regard to the delivery of education services and related per student tuition and fee levels. Because of lower student enrollment during the Summer terms, the two Summer terms together are the equivalent of a 10-week term with respect to their contribution to net revenues. The average term enrollment levels for the Winter, Spring and Summer terms are approximately 95%, 90% and 85%, respectively, of the Fall term benchmark. The following table relates the Company's fiscal quarters to the College's academic terms:


FISCAL QUARTERS                                          ACADEMIC TERMS
---------------                                          --------------
First (June -- August)               Summer I and one-half of Summer II
Second (September -- November)       Last half of Summer II and two-thirds of Fall Term
Third (December -- February)         Last third of Fall Term and four-fifths of Winter Term
Fourth (March -- May)                Last fifth of Winter Term and all of Spring Term


     Tuition and related fees are payable prior to the start of each term, and historically over 80% of funds are received in advance of the term's start date. Of the balance, approximately 40% is collected through financial aid; the remainder is collected under payment schedules established on a student by student basis. Uncollectible receivables are written off once a year and have not exceeded 0.6% of annual net revenues during each of the fiscal years in the three-year period ended May 31, 1997.



     Each of the College's campuses is owned and controlled by the Company except the campus in Dubai which is operated by the College under a management agreement with an investment group based in the United Arab Emirates. Under the terms of the agreement, the local investment group in Dubai provided all of the start-up capital required to open the campus in Dubai and is responsible for ongoing capital expenditures in exchange for 65% of the net operating cash flow from that campus. In exchange for its management services, the Company receives approximately 30% of the net operating cash flow. See "Business -- Dubai Campus Management Agreement."


     As tuition is received, normally before the start of the academic term or in some cases the full academic year, it is recorded as deferred tuition income, a current liability. During the term, the applicable portion of deferred tuition income is recognized as revenue each month based on the aggregate number of credit hours taken by students during the term. Deferred tuition income historically has been at its highest level at the end of September before the start of the academic year and Fall term due to several factors, including: (i) the Fall term represents the highest level of enrollment for the year; (ii) some students, principally non-US citizens in London, pay a full year's tuition in advance; and (iii) the College has in the past offered a tuition and fee discount of up to 15% based on the then current tuition rates for payments made three to four months in advance of the normal due date. Total discounts in each of the last three years have averaged approximately $500,000, or approximately 2.0% of net revenues. This program has been discontinued and will reduce discounts in fiscal 1998 as compared to prior years.


     The Company's expenses consist of cost of education and facilities, selling and promotional expenses, general and administrative expenses and, effective with the acquisition of the Predecessor in October 1996, the amortization of goodwill.

     Education costs includes salaries of full and part-time faculty, instructional support, academic administrators, student development and support costs relating to their activities including library and classroom expenses. Facility costs consist of leasing, maintenance and other occupancy costs relating to campus facilities. In addition, housing costs relating to the student housing program are included. Home office facilities costs for office space located near the Atlanta campus are included in general and administrative expenses.

     Selling and promotional expenses include salaries of personnel involved in recruitment, admissions and marketing at the campus and home office level and their related costs, including off-campus presentations. In addition, the costs of advertising and production of marketing materials such as catalogs are included.

     General and administrative expenses include salaries of personnel engaged in general administration, accounting, financial aid, personnel and compliance at the campus level, all home office personnel and their related expenses and the net cost of the Company's airplane. These expenses also include depreciation and amortization of related fixed assets and deferred costs as well as benefits relating to personnel throughout the campuses and at the home office.


     As a result of its election to be treated as an S Corporation for income tax purposes, the Predecessor was not subject to federal and most state income taxes. Accordingly, the provision for income taxes for the Predecessor includes income taxes only for those jurisdictions that do not recognize S Corporation status. Since its incorporation in July 1996, the Company has been a C Corporation for income tax purposes. The Company's income tax provision is provided at rates approximating statutory federal and state rates (approximately 40%).



     The Company acquired the Predecessor on October 8, 1996 for a purchase price of approximately $38.0 million. The purchase price was determined through arms-length negotiation with an independent third party based, in part, on historical and projected future cash flows and earnings. The Predecessor had minimized the accumulation of tangible assets (through, among other things, financial and operating practices such as leasing as opposed to owning facilities and certain equipment), and the former owner of the Predecessor purchased many of the existing tangible assets (such as aircraft and home office furniture, fixtures and equipment) immediately prior to the sale of the Company. The sum of the contract purchase price and the net liabilities assumed was recorded as goodwill. No part of the purchase price was allocated to the identifiable intangible assets (curriculum, faculty, leases and facilities) because little or no value was attributable to such intangible assets. The curriculum was in the process of a necessary upgrade, approximately 75% of the faculty was part-time as adjunct faculty, all of the facilities were held under lease arrangements, and the leases provided no advantages in relation to market rates.

RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, the percentage relationship of certain statement of operations items to net revenues for the Company and the Predecessor:



                                                 THE PREDECESSOR                     THE COMPANY
                                   --------------------------------------------   -----------------
                                                                  PERIOD FROM
                                   FISCAL YEAR ENDED MAY 31,     JUNE 1, 1996        FISCAL YEAR
                                   --------------------------       THROUGH             ENDED
                                    1994      1995      1996    OCTOBER 8, 1996     MAY 31, 1997
                                   ------    ------    ------   ---------------   -----------------
STATEMENT OF OPERATIONS DATA:
Net revenues.....................   100.0%    100.0%    100.0%       100.0%             100.0%
Cost of education and
  facilities.....................    41.7      42.4      42.1         52.6               38.2
Selling and promotional
  expenses.......................    15.3      13.0      13.6         21.6               10.3
General and administrative
  expenses.......................    30.3      25.8      25.2         44.3               23.2
Rents paid to majority
  shareholder....................     0.7       0.6       0.6          0.8                  0
Amortization of goodwill.........       0         0         0            0                2.9
                                    -----     -----     -----        -----             ------
Income (loss) from campus
  operations.....................    11.9      18.2      18.5        (19.3)              25.3
Income (loss) from management
  agreement......................       0         0       0.5         (0.3)               2.0
                                    -----     -----     -----        -----             ------
Income (loss) from operations....    11.9      18.2      19.0        (19.6)              27.3
Interest expense.................     2.1       2.6       2.8          4.2               10.6
Interest income -- shareholder
  notes..........................     0.9       0.6       1.4          1.6                  0
Other income -- net..............     2.3       0.1       0.3          1.1                0.1
                                    -----     -----     -----        -----             ------
Income (loss) before income
  taxes..........................    13.0      16.3      17.9       (21.1)               16.8
Provision for income taxes.......     0.7       0.5       0.4            0                8.4
                                    -----     -----     -----        -----             ------
Net income (loss)................    12.3%     15.8%     17.5%       (21.1)%              8.4%
                                    =====     =====     =====        =====             ======



YEAR ENDED MAY 31, 1997 (COMPANY) COMPARED TO EIGHT MONTHS ENDED MAY 31, 1996 (UNAUDITED) (PREDECESSOR)



     The Company was organized on July 1, 1996 for the purpose of acquiring the Predecessor and all of the capital stock of EduTrek Systems. Prior to the Company's acquisition of the Predecessor in October 1996, the Company's operations were de minimis as its principal operations primarily related to the acquisition of the Predecessor. The following discussion compares the Company's results for the eleven month period from July 1, 1996 through May 31, 1997 to the Predecessor's results for the eight month period from October 8, 1995 through May 31, 1996 which, because the operations of the Company were de minimis prior to October 1996, essentially presents a comparison of the operations of the Company for the eight month period ended May 31, 1997 to the comparable eight months of the prior year. The results of the Company during the period from July 1996 through October 1996 related primarily to the Company's acquisition activities, were non-operational in nature and immaterial in amount. The period from October through May is comprised of the College's Fall, Winter and Spring terms.



     Net revenues. Net revenues increased approximately $2.7 million or 13.0% from $20.9 million for the eight months ended May 31, 1996 (the "1996 period") to $23.6 million for the eleven months ended May 31, 1997 (the "1997 period"). Of this 13.0% increase, 6.2% or approximately $1.3 million was due to an increase in student enrollment and 6.8% or approximately $1.4 million was the result of an effective price increase. See "Business -- Tuition and Fees."



     Cost of education and facilities. Cost of education and facilities increased approximately $1.4 million or 18.1% from $7.6 million in the 1996 period to $9.0 million in the 1997 period. Education costs increased approximately $946,000 or 21.2% from $4.5 million in the 1996 period to $5.4 million in the 1997 period due to salary and other cost increases. Facility costs increased approximately $433,000 or 13.6% from $3.2 million in the 1996 period to $3.6 million in the 1997 period due to rent increases and an increase of the number of housing students. Cost of education and facilities increased as a percentage of net revenues from 36.6% in the 1996 period to 38.2% in the 1997 period.

     Selling and promotional expenses. Selling and promotional expenses increased by approximately $41,000 or 1.7% from $2.4 million in the 1996 period to $2.4 million in the 1997 period. Decreases in advertising of approximately $267,000 were offset by increases in salary and other selling and promotional expenses. As a percentage of net revenues, selling and promotional expenses decreased from 11.4% in the 1996 period to 10.3% in the 1997 period.



     General and administrative expenses. General and administrative expenses increased approximately $881,000 or 19.2% from $4.6 million in the 1996 period to $5.5 million in the 1997 period. The increase was due to costs incurred prior to the acquisition and to additions of personnel at the home office after the acquisition of the Predecessor, which expenses were offset in part by a reduction in costs relating to assets purchased by one of the selling shareholders in the College Acquisition. As a percentage of net revenues, general and administrative expenses increased from 22.0% in the 1996 period to 23.2% in the 1997 period.



     Amortization of goodwill. Amortization expenses, principally goodwill expenses, of approximately $696,000 in the 1997 period were the result of the October 1996 acquisition of the Predecessor with goodwill costs being amortized over a 40-year period.



     Income from management agreement. Income from the Dubai campus management agreement increased approximately $393,000 or 457.0% from its start-up level of approximately $86,000 in the 1996 period to approximately $479,000 in the 1997 period.



     Income from operations. Income from operations increased approximately $107,000 or 1.7% from $6.4 million in the 1996 period to $6.5 million in the 1997 period. The increase was due to the 13.0% increase in net revenues of $2.7 million and income of approximately $393,000 generated from the Dubai campus management agreement, offset in part by increases in expenses of $3.0 million. As a percentage of net revenues, income from operations decreased from 30.4% in the 1996 period to 27.4% in the 1997 period.



     Before acquisition related amortization expenses of approximately $696,000 in the 1997 period, income from operations as a percentage of net revenues was 30.4% in each of the 1996 and the 1997 periods.



     Interest expense. Interest expense increased approximately $2.2 million or 753.4% from approximately $292,000 in the 1996 period to $2.5 million in the 1997 period due to an increase in borrowing associated with the acquisition of the Predecessor in October 1996.



     Other income -- net. Other income decreased approximately $198,000 or 91.2% from approximately $217,000 in the 1996 period to approximately $19,000 in the 1997 period due to a decrease in interest income.


YEAR ENDED MAY 31, 1996 (PREDECESSOR) COMPARED TO YEAR ENDED MAY 31, 1995 (PREDECESSOR)


     Net revenues. Net revenues increased $2.8 million or 11.8% from $23.7 million for the year ended May 31, 1995 to $26.5 million for the year ended May 31, 1996. Of this 11.8% increase, 3.0% or approximately $700,000 was due to an increase in student enrollment and 8.8% or approximately $2.1 million was due to an effective price increase.


     Cost of education and facilities. Cost of education and facilities increased $1.1 million or 10.9% from $10.1 million for the year ended May 31, 1995 to $11.1 million for the year ended May 31, 1996, approximating the increase in net revenues. Education costs increased approximately $580,000 or 10.3% from $5.6 million for the year ended May 31, 1995 to $6.2 million for the year ended May 31, 1996 due to salary and other cost increases. Facility costs increased approximately $509,000 or 11.5% from $4.4 million for the year ended May 31, 1995 to $5.0 million for the year ended May 31, 1996 due to increases in rental rates. Cost of education and facilities decreased as a percentage of net revenues from 42.4% for the year ended May 31, 1995 to 42.1% for the year ended May 31, 1996, primarily due to a decrease in education costs as a percentage of revenues from 23.7% for the year ended May 31, 1995 to 23.4% for the year ended May 31, 1996.

     Selling and promotional expenses. Selling and promotional expenses increased approximately $531,000 or 17.2% from $3.1 million for the year ended May 31, 1995 to $3.6 million for the year ended May 31, 1996 due principally to advertising and salary increases. As a percentage of net revenues, selling and promotional expenses increased from 13.0% for the year ended May 31, 1995 to 13.6% for the year ended May 31, 1996.


     General and administrative expenses. General and administrative expenses increased approximately $562,000 or 9.2% from $6.1 million for the year ended May 31, 1995 to $6.7 million for the year ended May 31, 1996. The increase was due primarily to an increase in salaries and bonuses paid to managing shareholders in 1996. General and administrative expenses decreased as a percentage of net revenues from 25.8% for the year ended May 31, 1995 to 25.2% for the year ended May 31, 1996.



     Income from management agreement. Income from the Dubai campus management agreement was approximately $127,000 for the year ended May 31, 1996 compared to its start-up status in the prior year.



     Income from operations. Income from operations increased approximately $733,000 or 17.0% from $4.3 million for the year ended May 31, 1995 to $5.0 million for the year ended May 31, 1996 due to the increase in net revenues of $2.8 million and income of approximately $127,000 generated from the Dubai campus management agreement, offset by the smaller overall increase in expenses of $2.2 million. As a percentage of net revenues, income from operations increased from 18.2% for the year ended May 31, 1995 to 19.0% for the year ended May 31, 1996 reflecting the fixed nature of many of the College's operating expenses.


     Interest expense. Interest expense increased approximately $123,000 or 20.3% from approximately $607,000 for the year ended May 31, 1995 to approximately $730,000 for the year ended May 31, 1996 due to an increase in the level of borrowing in 1996 compared to 1995.


     Other income -- net. Other income increased approximately $47,000 or 188.0% from $25,000 for the year ended May 31, 1995 to approximately $72,000 for the year ended May 31, 1996 due primarily to a loss on sale of assets in 1995 of approximately $200,000.


SEASONALITY


     The following table sets forth unaudited quarterly financial data for each of the eight fiscal quarters in the two years ended May 31, 1997. The Company believes that this information includes all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements of the Company and the Predecessor included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.



                                                     PREDECESSOR                              THE COMPANY
                                   -----------------------------------------------   ------------------------------
                                      FISCAL YEAR ENDED MAY 31, 1996            FISCAL YEAR ENDED MAY 31, 1997
                                   -------------------------------------   ----------------------------------------
                                   1ST QTR   2ND QTR   3RD QTR   4TH QTR   1ST QTR   2ND QTR(1)   3RD QTR   4TH QTR
                                   -------   -------   -------   -------   -------   ----------   -------   -------
                                                                (DOLLARS IN THOUSANDS)
Net revenues:
  Amount........................   $4,447    $5,879    $7,960    $8,207    $4,842      $6,718     $8,803    $9,416
  Percentage of fiscal year
    total.......................     16.8%     22.2%     30.0%     31.0%     16.3%       22.6%      29.6%     31.5%
Income (loss) from operations:
  Amount........................   $ (456)   $  843    $2,360    $2,288    $ (284)     $  371     $2,699    $2,466
  Percentage of fiscal year
    total.......................     (9.0)%    16.7%     46.9%     45.4%     (5.4)%       7.0%      51.4%     47.0%


---------------

(1) Includes financial data of the Predecessor from September 1, 1996 through October 8, 1996, the date the Company acquired the Predecessor.


     The Company's quarterly revenues have fluctuated in the past and may fluctuate significantly in the future as a result of a number of factors, primarily the number and timing of new students enrolling in the College's programs. Enrollment generally is highest in the second quarter, or Fall term, and lowest in the first quarter, or Summer terms. In 1996, enrollments at the beginning of the first and second Summer terms were 1,344 and 900, respectively, and enrollments at the beginning of the Fall, Winter and Spring academic terms were 2,815, 2,347 and 2,298, respectively. Costs are generally highest in the second and third quarters due to higher student enrollment and because a larger faculty is needed. To some extent, instructional and educational support expenses are lower in the first quarter because fewer faculty are needed. Other factors affecting quarterly revenues include student withdrawals, the termination of programs, the introduction of new programs, the upgrading or lengthening of programs, changes in tuition rates (including changes in response to pricing actions by competitors), changes in government-supported financial aid programs, modification of applicable government regulations or interpretations, or other actions by regulatory authorities. In the past, the Company has raised its tuition by amounts which exceeded the rate of inflation. For the foreseeable future, the Company anticipates that tuition increases will keep pace with inflation. Because certain of the Company's expenses do not vary with student enrollment, quarterly variations in net revenues are amplified at the income
(loss) from operations level.

LIQUIDITY AND CAPITAL RESOURCES


     The Company finances its operating activities and capital requirements, including debt repayments, principally from cash provided by operating activities and borrowings under the NationsBank Credit Agreement. The Company has generated positive cash flow from operations over the last three fiscal years. Cash flow from operations was $5.5 million, $5.8 million and $1.4 million for fiscal 1995, 1996 and 1997, where fiscal 1997 includes the operations of the College from October 8, 1996. The Company's principal sources of funds as of May 31, 1997 were cash and cash equivalents of $678,000 and available borrowings of $2.5 million under the Revolving Loan. As of May 31, 1997, the maximum permitted borrowings under the Revolving Loan was $2.5 million. The NationsBank Credit Agreement provides that, beginning on October 1, 1997, the maximum permitted borrowings under the Revolving Loan is to be reduced to $1.75 million and on October 1, 1998, the maximum permitted borrowings under the Revolving Loan is to be further reduced to $1.0 million.



     Historically, the Company's investing activity has primarily consisted of capital asset purchases. Capital expenditures, excluding capital leases, totaled approximately $489,000, $1.4 million and $681,000 for fiscal 1995, 1996 and 1997.



     The Company's capital assets consist primarily of classroom equipment (such as computers, software and video equipment), classroom and office furniture, and leasehold improvements. All building facilities are leased. The Company plans to continue to expand current facilities, upgrade and replace equipment, and open new campuses. During fiscal 1998, the Company intends to make certain improvements to its campuses including furniture, fixtures and equipment improvements, computerizing classrooms, and implementing electronic library systems, at an estimated cost of $2.0 million. Also by November 1997 and by May 1998, the Company plans to implement the AIT program in the Atlanta and Los Angeles campus curricula, respectively. The Company estimates that the total cash required to implement the AIT programs at such campuses, including computers, software, leasehold improvements, license fees and other start-up expenses, will be approximately $2.0 million for each campus that implements the AIT program. The Company anticipates that the investment and start-up costs of approximately $2.0 million per campus will be funded primarily from working capital and additional lines of credit currently being negotiated with certain lenders. The Company expects primarily to use cash flow to repay such investment and start-up costs associated with the implementation of the AIT program over a period of approximately two years. Although the payment of the initial license fees in connection with the implementation of the AIT program will reduce tangible net worth, management does not believe that eligibility to participate in Title IV Programs will be materially adversely effected. See "Risk
Factors -- Risks Associated with Implementation of AIT Information Technology Program." To support its growth, the Company also is implementing a centralized information system to integrate The American College's campus operations and financial data including admissions, financial aid, student services, placement services and default management. The Company anticipates that the information system will be fully operational by the end of fiscal 1998 and that it will require approximately $1.0 million in fiscal 1998 to develop and implement this integrated information system.



     Including the improvements to its campuses, the implementation of the AIT program into the Atlanta and Los Angeles campus curricula and the development and implementation of its integrated information system, the Company expects fiscal 1998 capital expenditures to be approximately $5.5 million. While the Company's financing agreements limit the amount of capital expenditures which may be incurred by the Company, management intends to seek waivers of or renegotiate such limitations. There can be no assurances, however, that such limitations will be waived or renegotiated on terms acceptable to the Company. To take advantage of the highly fragmented postsecondary education market and to expand its international presence, from time to time the Company also plans to acquire existing schools in favorable locations throughout the U.S. as well as utilize joint ventures to open campuses outside of the U.S. The Company's ability to fund its working capital and capital expenditure requirements, implement the AIT program, make interest payments, fund future acquisitions and meet its other cash requirements depends on, among other things, internally generated funds, the continued availability of and compliance with the terms of the NationsBank Credit Agreement and the availability of additional lines of credit currently being negotiated. Management believes that the proceeds from this Offering, internally generated funds and funds available under the Company's Revolving Loan will be sufficient to meet the Company's capital requirements and operating needs for fiscal 1998. However, if there is a significant reduction of internally generated funds or if the Company is unable to satisfy the financial covenants of the NationsBank Credit Agreement, the Company may require additional funds from outside financing sources. In such event, there can be no assurance that the Company will be able to obtain such funding as and when required or on acceptable terms.



     Cash flow from operations on a long-term basis is partly dependent on the receipt of funds from Title IV Programs. Presently, approximately 27% of the Company's net revenues is derived from Title IV Programs. Disbursement of Title IV Program funds is dictated by federal regulations including, among others, certain financial responsibility standards. Based on the consolidated financial statements of the Company as of May 31, 1997, The American College does not satisfy either of the acid test ratio or the tangible net worth test as required under such financial responsibility standards. As of May 31, 1997, the Company's acid test ratio was .086 and the Company had a negative tangible net worth of approximately $32.4 million. Notwithstanding, the Company has maintained The American College's eligibility to continue participating in the Title IV Programs by posting an irrevocable letter of credit in the amount of $3.75 million in favor of the U.S. Department of Education, which amount is approximately 50% of the Title IV Program funds received by students enrolled at The American College. The letter of credit was posted on March 19, 1997 and will expire on March 31, 1998. Because the amount of the letter of credit is based on the amount of Title IV Program funds received by The American College's students, to the extent that such funds have increased during 1997, the Company may be required to increase the letter of credit on or around March 19, 1998, the date the U.S. Department of Education re-assesses the College's compliance with the financial responsibility standards. The Company believes that it will have sufficient liquidity to increase the letter of credit should the U.S. Department of Education so require. However, there can be no assurance that, if required, the Company will be able to maintain its letter of credit or increase its letter of credit in the future. In addition, expenditures required to implement the AIT program may adversely affect the Company's ability to satisfy these financial responsibility standards. See "Risk Factors -- Risks Associated with Implementation of AIT Information Technology Program." Because the HEA and the Regulations are subject to amendment, and because the U.S. Department of Education may change its interpretation of the HEA and the Regulations, there can be no assurance that such requirements will not change in the future. See "Business -- Regulatory Environment."



     Pursuant to the NationsBank Credit Agreement, as of May 31, 1997 the Company had borrowed $21.0 million under the Term Loan and had no borrowings outstanding under the Revolving Loan. The Company has borrowed an additional $7.0 million under its Subordinate Loan and Warrant Agreement with Stratford and GMM (the "Stratford Subordinate Loan Agreement"). The Term Loan and the Subordinate Debt were incurred primarily to fund the Company's acquisition of the Predecessor. The Revolving Loan is intended to provide working capital for the Company's operations. The Term Loan currently bears interest at 9.75% per year which is payable quarterly. Beginning on October 31, 1997, the principal amount under the Term Loan is payable in 22 equal consecutive quarterly installments of $875,000 plus accrued and unpaid interest and a 23rd final payment of $1,750,000 plus accrued and unpaid interest is due on March 31, 2003. Borrowings under the Revolving Loan bear interest at the prime rate plus 1% (9.5% as of May 31, 1997) and are payable quarterly. Borrowings under the Revolving Loan are due on October 8, 1999; provided, however, that the Company shall be in default if, during each calendar year, there are not at least two occasions of consecutive 30 day periods in which the balance under the Revolving Loan is zero and in which the Company has not borrowed under the Revolving Loan. The Subordinate Debt bears interest at a fixed rate of 13% per year and is payable in monthly installments of accrued interest until maturity on October 8, 2003, at which time the outstanding principal amount and accrued interest is due in full. Under the NationsBank Credit Agreement, the Company may also borrow up to an additional $500,000 to finance the cost of furniture, fixtures and equipment and leasehold improvements for The American College's campus located in Los Angeles (the "LA Loan"). The NationsBank Credit Agreement and the Stratford Subordinate Loan Agreement contain customary covenants that, among other things, require the Company to maintain specified capitalization levels and meet specified interest and debt service coverage ratios, restrict capital expenditures by the Company, restrict the payment of dividends and restrict the incurrence of certain additional indebtedness. As of May 31, 1997, the Company was not in compliance with certain covenants under the NationsBank Credit Agreement and the Stratford Subordinate Loan Agreement. Although such non-compliance has been waived by the respective lenders under the credit and loan agreements, management anticipates that the Company will be in compliance with these provisions by September 1997. There can be no assurances, however, that the Company will be in compliance by September 1997 or that the lenders will grant additional waivers in the future. Management does not believe that such non-compliance will have a material adverse effect on the financial condition or results of operations of the Company.



     Following the consummation of the Offering, approximately $29.7 million of the net proceeds received by the Company will be used to repay in full the outstanding principal and interest under the Term Loan and the Subordinate Debt and a portion of the Revolving Loan.


EFFECT OF INFLATION

     The Company does not believe its operations have been materially affected by inflation.

ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 128, Earnings Per Share, will require the presentation of basic and diluted net income per share. Basic net income per share excludes common stock equivalents such as options, while diluted net income per share considers the possible effect of all common shares which potentially can be issued. The Statement will be effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption of this Statement is not permitted.


     Statement of Financial Accounting Standards No. 129 will establish standards for disclosing information about an entity's capital structure and is effective for periods ending after December 15, 1997.



     Statement of Financial Accounting Standards No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997.



     Statement of Financial Accounting Standards No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The statement is effective for financial statements for periods beginning after December 31, 1997.



     Management of the Company has not yet assessed the impact of the above Statements of Financial Accounting Standards on the Company's financial statements.

                                    BUSINESS

OVERVIEW


     The Company intends to become a leading provider of career-oriented, internationally focused higher education designed to prepare students to compete in the global marketplace. The Company operates The American College, an international postsecondary educational institution with campuses in Atlanta, Los Angeles, London and Dubai, United Arab Emirates serving approximately 2,800 students from the U.S. and over 100 other countries. To more accurately reflect the international nature of the College, during the last quarter of calendar 1997 the Company intends, subject to certain regulatory approvals, to change the name of The American College to American Intercontinental University. The American College's curriculum includes such academic disciplines as international business, multimedia communications and international design. To respond to the increasingly technology-intensive workplace, the College intends to expand its curriculum to include academic programs in the field of information technology management. The College's Fall term enrollment has increased from 2,209 students in 1994 to 2,815 students in 1996, and its net revenues have increased from approximately $23.7 million for the fiscal year ended May 31, 1995 to approximately $29.8 million on a pro forma basis for the fiscal year ended May 31, 1997. See "Selected Consolidated Financial Data."



     Originally established as a two-year institution, The American College has grown into a diversified institution awarding associate's and bachelor's degrees as well as an MBA in international business. Of its May 1997 graduates, 9.5% graduated with an associate's degree, 86.4% graduated with a bachelor's degree and 4.1% graduated with a master's degree. In 1987, The American College became the first for-profit four-year university to be accredited by SACS, one of six regional accrediting agencies recognized by the U.S. Department of Education. The American College offers an authentic international educational environment with over half of its students being non-U.S. students. Through its SAP program, The American College provides nearly 500 students from U.S. universities the opportunity to earn academic credit toward a degree from their home university by studying international business, liberal arts and applied art at one of The American College's international campuses. The Company, through EduTrek Systems, also licenses from third parties, acquires, develops and implements corporate education programs specifically designed to meet corporate education requirements.


EDUCATION INDUSTRY


     The National Center for Education Statistics estimates that the U.S. education industry accounted for approximately 8% of U.S. gross domestic product in 1995, or over $600 billion. Of that amount, the postsecondary education market in which The American College operates accounted for approximately $211 billion, of which for-profit institutions accounted for approximately $3.5 billion. The U.S. Department of Education estimates that by 2001 the number of students enrolled in higher education institutions will increase by more than
1.5 million to over 16 million students. The Company believes that the demand for postsecondary career-oriented education will increase over the next several years as a result of certain demographic, economic and social trends. The U.S. Department of Education estimates that the number of new high school graduates is expected to increase by approximately 20% from 2.5 million graduates in 1994 to 3.0 million graduates in 2005. In addition, the U.S. Department of Education expects significant growth to result from increased enrollment of students over the age of 24 seeking to enhance their skills or retrain for new technologies. The Company believes that the industry will also benefit from increasing recognition of the income premium attributable to postsecondary degrees, with the Digest of Education Statistics reporting that, in 1994, individuals holding an associate's degree earned on average approximately 28% more per year than a comparable worker with only a high school diploma and individuals holding a bachelor's degree earned on average approximately 56% more per year than a comparable worker with only a high school diploma.


     Two significant segments in the U.S. postsecondary education market are international students enrolling in U.S. institutions and U.S. students studying abroad. According to the Institute of International Education, international student enrollment at U.S. colleges and universities reached a record high of over 450,000 for the 1995-1996 academic year. Business and management lead as the most popular fields of study among foreign students studying in the U.S., capturing approximately 20% of the international enrollment in the U.S. and students studying fine and applied arts accounts for approximately 6% of international enrollment in the U.S. The most popular U.S. location for international students was Los Angeles, which hosted over 20,000 international students in the 1995-1996 academic year. One of the most popular international locations for students was the United Kingdom, which hosted over 88,000 international students in 1992. In addition, the number of U.S. students studying abroad has risen from approximately 48,000 in the 1985-1986 academic year to approximately 84,000 in the 1994-1995 academic year. The leading host country for U.S. students studying abroad is the United Kingdom, which received approximately 23% of U.S. students studying abroad in the 1994-1995 academic year according to the Institute for International Education.


GROWTH STRATEGY

     The Company intends to become a leading provider of career-oriented, internationally focused higher education designed to prepare students to compete in the global marketplace. To accomplish this objective, the Company employs the following strategies:


     ENHANCING GROWTH AT EXISTING CAMPUSES. The College intends to enhance growth at existing campuses through the following measures:



     - Integrated Marketing Program. Management believes that it can significantly increase total enrollment at The American College through its implementation of an integrated marketing program which utilizes direct response, direct sales to high school counselors and other referral sources and a public relations program to increase awareness of the College among potential applicants in a cost-effective manner. Both domestically and internationally, the College intends to use a direct sales force to participate in college fairs and visit guidance counselors and selected teachers in targeted high schools as well as contact embassy and consulate personnel who refer international students. Using direct response marketing campaigns in its key markets, The American College also intends to develop and target a demographic profile of students with both the motivation and the ability to successfully complete the programs offered by the College. In addition, the Company recently retained a public relations firm to institute a public relations program intended to maximize media exposure to build The American College brand as a quality educational institution.



     - Retention and Job Placement. To increase student retention, The American College plans to improve faculty training and implement a new "First Year Experience" course to assist new students in adjusting to college life. In addition, to improve graduate placement, management intends to integrate job search training into the curriculum, provide placement and competency assessments, and increase the number as well as improve the quality of its career planning and placement staff.



     - Competitive Financing Programs. Management believes that it can attract additional students and retain more currently enrolled students by providing comprehensive education financing programs that provide students greater flexibility in financing their education. By providing an institutional scholarship program targeted to selected high schools and prospective students, management believes that it will increase total enrollment by attracting and retaining highly motivated students. The College also recently has obtained eligibility to participate in the Georgia HOPE Scholarship and Tuition Equalization Grants programs (each funded by the State of Georgia) which management believes will make the Atlanta campus more competitive in attracting high-quality students residing in the State of Georgia.



     EXPANDING EDUCATION PROGRAM OFFERINGS. The College intends to continue to expand program offerings through the following measures:



     - Information Technology Management. To meet the increasing demand for information technology professionals, the College plans to offer the AIT program, which is specifically designed for university graduates from a broad range of disciplines with little or no background in information technology. See "-- Applied Information Technology Program." The AIT program trains students to become proficient with such tools as Microsoft Office, Windows NT(R), Visual Basic(R), PowerBuilder(R), Oracle(R), Access and the Internet. During calendar 1998, the College plans to offer, subject to regulatory approvals and ITI's consent, a master's degree in information technology. Management anticipates implementing the AIT program into the College's Atlanta campus curriculum by November 1997, the Los Angeles campus curriculum by May 1998, the London campus curriculum by February 1999 and the Dubai campus by the end of calendar 1999.



     - Corporate Education. The Company seeks to develop corporate education programs that add significant educational value to major corporations and that have well-established positions in high-growth niche markets. In 1996, the Company formed a strategic partnership with Target Marketing Systems, Inc. ("TMS"), a leading provider of advanced corporate education programs in sales process and sales management to high technology companies worldwide. In addition, management plans to capitalize on its ability to offer accredited corporate education programs for college credit and customized degree programs for corporate clients.



     - University Programs. The American College currently offers education programs in a variety of fields and continually seeks to optimize its program offerings to meet the needs of its students and the employment market. During the calendar year 1998, the College intends to offer a B.S. degree in multimedia communications and a master's degree in professional sales.



     CAPITALIZING ON THE AMERICAN COLLEGE'S INTERNATIONAL EDUCATIONAL CAPABILITIES. The College intends to capitalize on its ability to deliver an authentic American-style education to international students as well as an international educational experience to U.S. students.



     - International Student Recruiting. The College actively seeks international students and management believes that expanding The American College's international direct sales force responsible for visiting international high schools and college fairs and contacting embassy and consulate personnel who refer international students will result in significant increases in international student enrollment.



     - Study Abroad Program. By capitalizing on the College's international locations, management believes that the College's SAP program is well-positioned to capture a greater share of the growing study abroad market. The American College intends to continue to increase enrollment in the SAP program by increasing the number of direct sales personnel visiting selected university professors and foreign study advisors and by establishing alliances with targeted U.S. universities that are unable to provide their students with campus-based education overseas. In addition, management intends to establish alliances with international universities in order to increase the number of locations available for the College's SAP program students.


PROGRAMS OF STUDY


     The American College delivers practical, career-oriented educational programs for students seeking an alternative to traditional institutions. Because the College believes that the educational needs of students are better served through industry-relevant curricula and a learning model that promotes problem-solving, interpersonal and team skills, each student at The American College receives an education designed to integrate academic theory and professional practice for practical workplace application. The College serves students through a faculty composed primarily of working professionals, a low student-faculty ratio and an interactive learning methodology emphasizing the development of professional skills and competencies. Classes at the College are scheduled throughout the year at five term start dates for the convenience of students. The American College currently offers both associate's and bachelor's degrees in the areas of international business administration, visual communications, fashion design, fashion marketing, interior design and video production, and a master's degree in business administration. Of the 463 students graduating in May 1997, 9.5% graduated with an associate's degree, 86.4% graduated with a bachelor's degree and 4.1% graduated with a master's degree. By virtue of its Level III SACS accreditation, The American College also is qualified to offer MBA degrees at each of its campuses. The College's interior design program at the Atlanta and Los Angeles campuses is accredited by the Foundation for Interior Design Education Research ("FIDER").


     The goals of the College's program development process are to provide new program opportunities based upon student interest and employer requirements and to revise existing programs to be consistent with changing industry needs. Most new programs at the College are approved on a system-wide basis and are made available to each of the College's campuses. Faculty, industry experts, industry literature and employers are the most common source of ideas for new program offerings. As a part of the program development process, faculty members and internal analysts may be retained to determine student interest in proposed new programs and the skills and competencies required of a graduate for employment upon program completion. In conjunction with industry experts and industry research, faculty members from all campuses periodically review and update curricula to be consistent with changing industry needs.



     The following table indicates the number of students studying within each academic discipline, the degrees offered, the degree programs within each academic discipline and the number of students studying in each degree program. Unless otherwise noted, each of the academic disciplines and their corresponding concentrations are offered at all of The American College's campuses.



-----------------------------------------------------------------------------------------------
           ACADEMIC DISCIPLINE                                       DEGREE PROGRAMS
         (FALL 1996 ENROLLMENT)            DEGREE OFFERED         (FALL 1996 ENROLLMENT)
-----------------------------------------------------------------------------------------------
  International Business (816 students)      A.A., B.S.    International Business (785)
                                               M.B.A.      International Business* (31)
  International Design (1,153 students)      A.A., B.A.    Fashion Design (218)
                                                           Fashion Marketing (245)
                                                           Fashion Design and Marketing (238)
                                                           Interior Design (456)
  Multimedia Communications (538             A.A., B.A.    Visual Communications (399)
     students)                                             Video Production** (139)


---------------


 * Offered only at The American College's campuses in London and Dubai


** Offered only at The American College's campuses in Atlanta and London



     International Business. The international business program provides students with the experience and education necessary for careers in national as well as international organizations. The associate's degree program introduces students to the dynamics of business and provides a thorough foundation in the basic elements of a business environment. The bachelor's degree program provides students with a broad exposure to business from the basic elements through the technical and functional areas. Students may follow the general business program or choose advanced classes leading to a concentration in such areas as computer systems management, marketing and management. The master's degree program in international business, which was introduced at the College's London campus in 1994 and the Dubai campus in 1995, considers the business environment on a global scale, focusing on such areas as the multi-national and international banking and monetary system, business ethics and international law, as well as accounting, information technology, management, marketing and business strategy. The College also plans to offer a master's degree in professional sales during the calendar year 1998.


     International Design. The international design program trains students in the fields of fashion design and marketing as well as commercial and residential interior design. The fashion design program offers students a solid foundation in designing as well as the opportunity to develop their own line or design collection. The fashion marketing program is designed to prepare students for executive careers in the retail and wholesale fashion industry and related businesses. The residential and commercial interior design programs provide students with a thorough understanding of the fundamentals and advanced principles of interior design.

     Multimedia Communications. The field of multimedia communications includes such areas as production advertising art, graphic design, photography, illustration and video production. Taught by working professionals, the curriculum offers a balance of practical experience and theoretical concepts. The program takes into consideration the student's need to have a firm grounding in the business aspects of the multimedia communications industry. The video production program, first introduced in 1993 in London and expanded to Atlanta in 1995, has grown to an enrollment of nearly 160 students in the 1997 Spring term and generated tuition revenues of approximately $1.5 million for the 1996-1997 academic year. Through an arrangement with Image Master Productions, The American College opened a full-service, state-of-the-art video postproduction facility on the Atlanta campus in March 1997. Students have access to this facility, and many will serve as interns, working directly with corporate clients. Management believes that this capability will further accelerate the growth of the program in Atlanta.


APPLIED INFORMATION TECHNOLOGY PROGRAM


     Recognizing the growing demand for information technology professionals, on July 26, 1997 the Company entered into the License Agreement with ITI pursuant to which ITI has licensed its AIT program to the Company for use in the State of Georgia, including The American College's campus in Atlanta. The License Agreement expires on July 31, 2007 and is renewable for one ten-year term. The AIT program is an intensive nine month post-graduate program designed to train and certify students in the growing field of information technology management. The AIT program, which is specifically designed for university graduates from a broad range of disciplines with little or no background in information technology, trains students to become proficient with such tools as Microsoft Office, Windows NT(R), Visual Basic(R), PowerBuilder(R), Oracle(R), Access and the Internet. Students enrolled in the AIT program will work and study in project teams to develop professional and problem-solving skills in situations that reflect real workplace challenges.



     Under the License Agreement, the Company will pay ITI a one-time initial license fee and royalties of a percentage of gross revenues derived from The American College's operation of the AIT program. Under the terms of the License Agreement, the Company is required, among other things, to (i) pay ITI royalties based on the higher of actual tuition levels charged students enrolled in the AIT program or minimum tuition levels specified in the License Agreement, (ii) expend a percentage of revenues derived from the operation of the AIT program to advertise and promote the AIT program, (iii) purchase from ITI certain courseware, equipment and other materials, and (iv) make such capital investments or expenditures as may be necessary to upgrade the AIT program. The License Agreement further grants the Company the right to implement the AIT program in the cities of Los Angeles, London and Dubai upon payment of an additional license fee and the execution of an additional license agreement in substantially the form of the License Agreement for each such territory. The Company intends to enter into license agreements for such territories over the next two years. ITI also has agreed that until July 26, 1998, it will negotiate exclusively with the Company for additional license agreements for the territories of the States of California (in addition to Los Angeles), Florida, Texas and Virginia, the District of Columbia and the United Arab Emirates (in addition to Dubai) and has granted the Company a right of first refusal in the event that ITI receives an offer to license its AIT program in any of such territories during the 24-month period beginning on July 26, 1998.



     The Company believes that by adding the AIT program to the College's curriculum, The American College will be able to offer its students the training required by employers in today's technology-intensive workplace and enable its graduates to acquire the necessary information technology knowledge and skills to obtain employment in industries that rely on information technology. As the knowledge-based world economy grows and the skills gap between what employers require and the skills university graduates currently have to offer widens, demand for information technology professionals is rapidly increasing. Industry experts predict that 190,000 information technology jobs in the U.S. will remain unfilled by the end of 1997. Accordingly, management believes that by offering the AIT program as part of its curriculum, The American College will be able to train students for the growing number of such information technology careers as software developers and engineers, programmers and programmer analysts, consultants, facilitators and validation specialists. ITI has reported to the Company that more than 95% of its AIT program graduates have found careers in their chosen field within six months of completing the program and that the demand for graduates has been so great that a number of students beginning the nine-month program will have been pre-hired by key employers. Based on such demonstrated success and the growing demand for information technology professionals, management believes that implementing the AIT program will improve The American College graduate placement rate. However, there can be no assurances that The American College graduates from the AIT program will experience the same level of success as ITI graduates have experienced in finding information technology careers.



     Management perceives the demand for information technology professionals in Atlanta and Los Angeles to be particularly strong. Accordingly, the College intends to implement the AIT program into the College's Atlanta and Los Angeles campus curricula by November 1997 and May 1998, respectively. The College anticipates that it will implement the AIT program into its London and Dubai campus curricula by February 1999 and the end of calendar 1999, respectively. In addition, during calendar 1998, the College plans to offer, subject to regulatory approvals and ITI's consent, a master's degree in information technology.


STUDY ABROAD PROGRAM


     The SAP program provides students from U.S. universities with the opportunity to earn a degree from their home university by studying international business, liberal arts and applied art at The American College's international campuses. The College's SAP program provides students with an opportunity to study and live in a truly international environment. Students in the SAP program typically design their own course schedules, choosing from among nearly 300 courses, and have the ability to participate in internship programs which provide an opportunity to obtain international work experience under the supervision of The American College faculty with professional experience in the field.



     Over the past eight years, the number of U.S. students studying abroad has risen from approximately 48,000 in 1985-1986 to approximately 84,000 in the 1994-1995 academic year. The American College's London campus is strategically located in the leading host country for U.S. students studying abroad, the United Kingdom, which received approximately 23% of U.S. students studying abroad in the 1994-1995 academic year, according to the Institute for International Education.



     The SAP program was established through a marketing program combining direct sales to selected university professors and foreign study advisors with telemarketing support. Although recognizing the value now placed on an international education, traditional universities often lack the flexibility to offer integrated international programs. Since the program's inception in Fall 1989, nearly 300 U.S. universities have "outsourced" international education to The American College. The U.S. institutions sending the most students to The American College's London campus in the 1996 Fall term were: University of Wisconsin, University of Massachusetts, Washington State University, University of Rhode Island, Ohio State University, University of Denver, Philadelphia College, University of California -- Santa Barbara, Western Michigan University, Ohio University, University of Colorado and Purdue University. Participation in the SAP program has increased by approximately 30% per year since 1994. During fiscal 1997, the College anticipates that nearly 500 students will participate in the SAP program. To increase student enrollment in the SAP program, the College intends to enter into credit recognition agreements with additional universities as well as develop relationships with international universities in locations outside of London and Dubai where students participating in the SAP program can study. In addition, The American College plans to hire a new SAP program director with extensive experience in operating study abroad programs at the university level.


CORPORATE EDUCATION


     The Company licenses, acquires, develops and implements programs specifically designed to meet corporate education requirements. The Company seeks to develop corporate education programs that add significant educational value to major corporations and that have well established positions in high-growth niche markets. Unlike most corporate training firms, through The American College, the Company has the capability to offer accredited corporate education programs for university credit and customized degree programs for corporate clients. Management believes that employers will increasingly require certifica-tion/accreditation as a way of determining expertise in a given field. Through its strategic partnership with TMS, the Company is licensed to market TMS's revenue growth curriculum for three major industry groups: industrial/chemical, consumer products and financial services. The Company's TMS programs, which are typically delivered in hotel conference rooms or at the customer's site, range from one to three days in length with prices ranging from between $15,000 and $32,000. Since the program's inception in April 1996, the Company has provided corporate education programs to six corporations, including Crown Zellerbach. One of the Company's customers has recently committed to certify 400 of its global sales force in the Company's licensed sales processes. The Company intends to utilize distance learning technologies, including videoconferencing, in offering its corporate education programs. The Company also intends to license, acquire or develop additional corporate education curricula in accordance with employer needs.


INTERNATIONAL ENVIRONMENT


     Management believes that U.S. higher education is highly valued abroad. According to the Institute of International Education, international enrollment at U.S. colleges and universities reached a record high of over 450,000 for the 1995-1996 academic year. Business and management lead as the most popular fields of study among foreign students studying in the U.S., capturing approximately 20% of the international enrollment in the U.S., and students studying fine and applied arts accounts for approximately 6% of the international enrollment in the U.S. The American College's campuses are strategically located in some of the most popular locations for international students including the United Kingdom, which hosted over 88,000 international students in 1992, and Los Angeles, which hosted over 20,000 international students in the 1995-1996 academic year. In addition, The American College's campus in Dubai is the only accredited American university in the United Arab Emirates, which graduates approximately 40,000 high school students annually.



     International student enrollment at The American College has increased from 1,243 in the 1994 Fall term to 1,628 in the 1996 Fall term, with students representing over 100 countries including the United Arab Emirates, the United Kingdom, Thailand, Turkey and India. The American College's programs accommodate students with varying levels of preparation. For example, international students with minimal English skills can improve their language skills in the "English as a Second Language" program before entering as a regular student. Additionally, the curriculum is standardized across campuses to allow a seamless transfer of credits, providing a consistent, high-quality "American-style" education for international students. The College's flexible admissions policy enables students to matriculate throughout the calendar year and permits students to change programs easily, in contrast to institutions in many foreign countries which often force students to commit to a career track in the first year.



     Management believes that its base of international students also provides several direct economic benefits to The American College. Because international students are not eligible to participate in U.S. government-sponsored student loan programs, The American College is far less dependent on Title IV Programs than its peer institutions, with only 27% of revenues derived from Title IV Programs. See "-- Regulatory Environment." According to the Institute of International Education, nearly two-thirds of international students enrolled in U.S. institutions receive a majority of their funding from personal and family resources. As a result, international students have proved less likely to withdraw from school for financial reasons, resulting in higher retention rates. Most international students are full-time students enrolled in four-year programs, thus increasing the College's cash flow per student. Finally, many of the College's international students participate in accelerated degree programs through "overloads," which are additional courses beyond the standard course load. Because such students occupy empty seats in a classroom in which a course is already offered, overload tuition is almost entirely incremental profit.



     Management believes that technological advances and the advent of the global economy have resulted in increased value being placed by U.S. employers on an international education. With campuses in London and Dubai, and students from over 100 countries, The American College provides its U.S. students with an integrated international curriculum in a global setting. Management views the resulting cultural diversity as a resource for providing U.S. students with critical international experience to benefit them in their careers and personally. The College seeks to enhance this international experience by attracting new international students to its current locations and by opening campuses in targeted international locations. See "-- Study Abroad Program" and "-- Growth Strategy."

TUITION AND FEES


     The American College's tuition is competitively priced between the tuition levels of non-profit private universities and the comparatively lower tuition charged resident students at public universities. The College's tuition is also competitive with the tuition of public universities for non-resident and international students. The American College's tuition ranges between $3,450 and $4,125 per academic term, or $10,350 and $12,375 per full academic year, depending on the campus location.



     The American College offers a number of institutional scholarships for selected students. The scholarships are awarded to entering and enrolled students who meet specific eligibility standards and range from $500 to full-tuition scholarships. In accordance with higher education custom and practice, full tuition scholarships are available for the immediate family members of employees. In fiscal 1997, institutional scholarships had a value of approximately $667,000, or 2.2% of the Company's net revenues.



     The College bills students for their tuition and other institutional fees by the term of instruction, typically an academic term. The College's refund policies must meet the requirements of the U.S. Department of Education and of SACS as well as the requirements of each state or country in which the College's campus is located. Generally, if a student ceases attendance prior to the expiration of the first 60% of his or her first term, the College will refund a portion of tuition and fees based upon the number of weeks remaining in that term. After a student has attended 60% of that term, the College will retain 100% of tuition and fees. Following the student's first term, the College refunds tuition and fees based upon the number of weeks attended in the term in which the student withdraws. Generally, after six weeks of a term, the College will retain 100% of tuition and fees for that term.



     Historically, The American College has increased its tuition and fees without resistance from the marketplace. The College increased its tuition and fees by 5.7% and 6.7% for the 1995-1996 and the 1996-1997 academic years, respectively, and The American College has implemented an increase in tuition and fees of approximately 5.0% for the 1997-1998 academic year. In the past, the Company has raised its tuition by amounts which exceeded the rate of inflation. For the foreseeable future, the Company anticipates that tuition increases will keep pace with inflation.


FACULTY


     Faculty members are hired in accordance with criteria established by The American College, accreditation organizations and applicable federal, state and regulatory authorities. Faculty members are hired based on academic background, prior educational experience and prior work experience and the College is continually in the process of upgrading and hiring additional qualified faculty members. Of the College's faculty members as of the 1997 Spring term, over 90% of its 62 full-time faculty members and over 80% of its 175 part-time faculty members hold degrees equivalent to or higher than a master's degree. An important difference between The American College and more traditional institutions of higher learning is reflected in the concept of education by professionals rather than professional educators. The College recruits as a main component of its faculty working professionals who are experts in their fields. Management believes that such faculty members provide a valuable "real world" perspective to the students. The American College's faculty focuses on providing students with a practical education that can be applied directly to their chosen careers.



     Most faculty members are employed on a contractual basis with compensation tied to the number of courses taught. Because academic research is not a performance criteria, the faculty emphasizes practices that best serve students in career environments. Low student-to-faculty ratios (approximately 14:1, 15:1, 15:1 and 14:1 for the 1996-1997 academic year for each of The American College's campuses in Atlanta, Los Angeles, London and Dubai, respectively) and the absence of a faculty tenure track promote an environment focused on the student. Faculty members are evaluated each academic term based on student comments and observation by the administrative staff, principally on the basis of their teaching abilities and demonstrated technical knowledge. The average length of employment for faculty members is approximately four and one-half years.

STUDENT RECRUITMENT


     The American College's primary source of new students are its general reputation and referrals from current students, alumni and employers. To inform potential students and their parents about the College's programs, The American College has focused its marketing efforts on admissions representatives, direct sales, and print advertising in national and international magazines and newspapers and directories. The goal of the College's recruitment efforts is to increase awareness of The American College and its programs among potential applicants in a cost-effective manner.



     Admissions Representatives. The College employs over 20 admissions representatives who pursue leads generated from the College's advertising efforts and referrals as well as make visits and presentations to various organizations. Admissions representatives primarily pursue direct responses to interest from potential students by arranging for interviews either at the school or a prospective student's home and generally assist students in the application process. The interview is designed to establish the student's qualifications, academic background and employment goals. In fiscal 1997, admissions representatives also made presentations at 140 high schools and the College's marketing efforts generated approximately 42,700 inquiries. The College's inquiry-to-application ratio was approximately 10:1, and the application-to-new student ratio was 2:1. Recruitment policies are coordinated centrally but are implemented at the campus level. Each campus employs a Director of Admissions who generally reports to the Campus President. The Director of Admissions is responsible for, among other things, coordinating the efforts of the school to recruit qualified students, determining recruiting policies and procedures (in accordance with Company directives) and establishing standards for hiring and training representatives.



     Direct Sales. The College seeks to attract students with both the motivation and ability to complete the educational programs offered by The American College. The American College is in the process of implementing a marketing program utilizing a direct sales effort aimed at high school counselors and other referral sources. Domestically, the direct sales force will participate in college fairs and visit guidance counselors in high schools and community colleges. During fiscal 1998, The American College plans to increase the number of direct salespeople focusing on the U.S. market from one to seven individuals. Internationally, the College's direct salespeople will recruit students by visiting international high schools and college fairs and contacting embassy and consulate personnel who refer students. In order to increase international enrollment, the College intends to increase the number of direct salespeople focused on international recruiting from two to three individuals. Management believes that the success of the SAP program is primarily due to continuing referrals from those that have influence over prospective students' college selection decision. Accordingly, in marketing the SAP program, the College currently employs one direct salesperson who visits selected university professors and study abroad advisors. The American College also has begun testing a direct mail campaign focused on high school students in their junior and senior years which is designed to develop and target a demographic profile of students with both the motivation and the ability to successfully complete the programs offered by the College.



     Print Advertising. Historically, the majority of The American College's marketing expenditures were allocated to print advertising in national and international magazines and newspapers in order to generate inquiries from prospective students. Students requesting information received a brochure describing the College and its campuses and personal telephone calls from one of the College's representatives. In the future, The American College intends to focus its print advertising in trade publications and other publications directed towards individuals with influence over prospective students' college selection in order to generate a greater number of qualified student inquiries. In order to generate awareness of its SAP program, The American College will continue to use print advertising in student newspapers at targeted universities as well as mail advertising materials, including posters and brochures, to select universities. The American College has also recently launched a general public relations campaign that focuses on building The American College brand and attracting recruits and referral sources to The American College's campuses.


     Corporate Education. The Company utilizes the services of six direct salespeople to market the Company's TMS corporate education programs. Utilizing a sophisticated methodology to identify and qualify prospective corporate customers based upon customer requirements, potential value added by the Company's curriculum and account revenue potential, a salesperson calls on that entity's senior sales executives who make the final purchasing decision. The salespeople employ TMS's advanced sales process to develop sales strategies, track progress and measure the results of their sales and marketing efforts.

ADMISSIONS AND STUDENT RETENTION


     The College seeks to ensure that incoming students have the necessary background to complete their chosen programs of study. Each applicant for admission to The American College is required to have a high school diploma or a recognized equivalent, demonstrate a satisfactory level of English competence, and submit two letters of reference. Students interested in the MBA degree program are required to have completed an undergraduate degree. Prospective students are interviewed to assess their qualifications, their interest in the degree programs offered by the College and their commitment to their education. In addition, the curricula, student services, education cost, available financial resources and student housing are reviewed during interviews, and tours of the facilities are conducted for prospective students.



     The American College students come from international and U.S. high schools and community colleges. In the 1996 Fall term, approximately 30% of The American College's enrollment were first-time freshmen coming directly from high schools, approximately 70% were transfers from community colleges and universities, and approximately 58% were international students. Approximately 72% of The American College's students are full-time and approximately 28% are part-time. At May 31, 1997, 70% of the students had some prior postsecondary educational experience. Approximately 15% of the students were under 20 years of age, 50% were between 20 and 24 years of age, and 35% were 25 years of age or older. Female students accounted for 62% of The American College's total enrollment as of May 31, 1997.



     The College recognizes that the ability to retain students until graduation is an important indicator of a school's success and that early academic intervention is crucial to improving student completion rates. However, as with other postsecondary institutions, many of The American College's students fail to complete their programs for a variety of personal, financial or academic reasons. In the 1996-1997 academic year (excluding the Summer terms), the College's average net quarterly persistence rate, measured as the percentage of non-graduating students who are enrolled during an academic term and then advance to the next, was 83.4%. To minimize student withdrawals, The American College devotes staff and other resources to assist and advise its students regarding academic and financial matters, part-time employment and housing. Beginning in the 1997 Fall term, The American College also intends to implement a program where students are assigned a guidance counselor to advise the student during their four-years at the College. Tutoring is encouraged for students experiencing academic difficulties. In addition, because the College bills students for their tuition and other institutional fees by the term of instruction, many students who have enrolled at The American College do not matriculate because they have difficulty making the full tuition payment at the beginning of the term. Accordingly, the College plans to implement a monthly payment program, with initial payments beginning in advance of the beginning of the term, which management believes will result in increased enrollment from recruited students, while preserving the Company's cash flow.


GRADUATE PLACEMENT


     Management believes that the successful placement of graduates in occupations related to their fields of study is critical to the ability of The American College to continue to recruit students successfully. The College seeks to obtain data on the number of students employed following graduation and has implemented a program to monitor students' career progression. The reliability of such data is largely dependent on information students and employers report to the College. Based on the information received from graduating students and employers, management believes that 76% of U.S. students graduating from The American College in 1996 obtained employment within approximately six months.



     The approximate average starting salary of 1996 graduates of The American College was $24,000 for students graduating with a bachelor's degree. The American College employs a placement staff to provide placement assistance services to students and graduates and to solicit appropriate employment opportunities from employers. By hiring individuals with significant experience in the field of career placement, the College intends to expand its career placement staff by three individuals during the 1997-1998 academic year. In addition, students receive instruction during their program of study on basic job search skills, including the identification of potential employment opportunities, the composition of resumes and letters of introduction and preparation for interviews. To assist graduates in identifying career opportunities which are compatible with their personalities and skills, the College also intends to provide placement and competency assessments as well as hire additional personnel at each campus to assist students in developing individualized career plans, selecting classes to further such career plans, obtaining internships and forming job search strategies.


OPERATING STRATEGY


     The American College has centralized at its main campus in Atlanta the administrative functions of the various campuses, including marketing, accounting, recruiting, human resources, program development, information systems, financial aid and regulatory compliance. The Company believes that centralizing such functions leaves local campus management, under the direction of a Campus President, the flexibility to react to the needs of its students and changing job markets promptly and effectively. In addition, the Company is implementing an integrated information system to assist in maximizing internal efficiency and integrating acquisitions and newly established campuses into the Company's operations. The College is implementing a total quality management program in all areas of The American College in order to assess the current quality of the academic programs and services at all campuses and initiate quality improvement processes where needed.


COMPETITION


     The postsecondary education market is highly fragmented and competitive with no private or public institution having a significant market share. In the U.S. and London, The American College competes for students primarily with not-for-profit public and private colleges and proprietary institutions which offer degree and/or non-degree granting programs, many of which have greater financial and other resources than the Company. Competition among educational institutions is believed to be based on the quality of the educational program, the perceived reputation of the institution, the cost of the program and the employability of graduates. Competing institutions are often able to charge lower tuition than The American College due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial resources not available to proprietary institutions. Tuition at private, non-profit institutions is, on average, higher than tuition at The American College. The College's campus in Dubai is currently the only U.S.-accredited postsecondary institution offering degree programs in the United Arab Emirates and competes with numerous institutions in the Persian Gulf region, certain of which are government sponsored and charge lower tuition than the College.



     The information technology training and the corporate education markets are highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. The College's competitors in the information technology training market include computer systems vendors, other independent education and training companies, systems integrators and software vendors, as well as certain of the Company's own customers that maintain internal training departments. The Company's primary competitors in the corporate education market include other independent education and training companies as well as many of the Company's own customers that maintain internal training departments. Some of these competitors offer, at lower prices, courses and programs similar to those the Company offers in its corporate education program as well as those that the College intends to offer in its AIT program. In addition, some competitors have greater financial and other resources than the Company. There can be no assurance that the Company will be successful against such competition.


REGULATORY ENVIRONMENT

     Accreditation

     Accreditation is a process for evaluating educational institutions and the professional programs offered by those institutions for a level of quality that entitles them to the confidence of the educational community and the public they serve. In the United States, accreditation is a nongovernmental process through which an institution submits itself to qualitative review by an organization of peer institutions. The three types of accrediting agencies in the United States are: (i) regional accrediting associations, of which there are six, which accredit degree-granting institutions located within their geographic areas, (ii) national accrediting agencies, which accredit institutions on the basis of the overall nature of the institutions without regard to their locations, and (iii) specialized accrediting agencies, which accredit specific programs within an institution. Accrediting agencies primarily examine the academic quality of the instructional programs of an institution, and a grant of accreditation is generally viewed as certification that an institution's programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission.


     Accreditation is an important strength of The American College, providing significant advantages over most other for-profit educational institutions. College and university administrators depend on the accredited status of an institution in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of an institution when evaluating a candidate's credentials, and parents and high school counselors look to accreditation for assurance that an institution meets quality educational standards. Moreover, accreditation is necessary for students to qualify for eligibility for federal financial assistance. Also, most scholarship commissions restrict their awards to students attending accredited institutions.



     Pursuant to provisions of the HEA, the U.S. Department of Education relies on accrediting agencies to determine whether institutions' educational programs qualify them to participate in Title IV Programs. The HEA specifies certain standards that all recognized accrediting agencies must adopt in connection with their review of postsecondary institutions. Accrediting agencies that meet U.S. Department of Education standards are recognized as the arbiters of the quality of the education or training offered by an institution. Each of The American College's campuses is accredited by SACS, an accrediting agency recognized by the U.S. Department of Education. In addition, The American College's interior design programs in Atlanta and Los Angeles are accredited by FIDER.



     The HEA requires each recognized accrediting agency to submit to a periodic review of its procedures and practices by the U.S. Department of Education as a condition of its continued recognition. SACS, the College's accreditor for purposes of participation in Title IV Programs, has been reviewed within the past 18 months and has had its recognition extended.



     An accrediting agency may place an institution on "reporting" status in order to monitor one or more specified areas of a school's performance. An institution placed on reporting status is required to report periodically to its accrediting agency on that school's performance in the specified areas. While on reporting status, an institution may not open and commence teaching at new locations without first receiving a waiver from its accrediting agency. Failure to demonstrate compliance with accrediting standards could result in the loss of accreditation. None of The American College's campuses have been placed on reporting status by their respective accrediting agencies. See "Risk
Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Accreditation."


     Student Financial Assistance


     Students attending The American College finance their education through a combination of family contributions, individual resources, financial aid and tuition reimbursement from their employers. As is the case at most other postsecondary institutions, many students enrolled at The American College must rely, at least in part, on financial assistance to pay the cost of their education. The largest source of such support for the College's U.S. students is the federal programs of student financial assistance under Title IV of the HEA. Additional sources of funds include other federal grant programs, state grant and loan programs, private loan programs and institutional grants and scholarships. Because international students attending The American College are not eligible to participate in U.S. government-sponsored student loan programs, the majority of their funding is derived from personal and family resources. In addition, less than 1% of the international students enrolled at The American College receive funding from their home government.


     To provide students access to financial assistance resources available through Title IV Programs, a school must be (i) authorized to offer its programs of instruction by the relevant agency of the state in which it is located, (ii) accredited by an accrediting agency recognized by the U.S. Department of Education, and (iii) certified as an eligible institution by the U.S. Department of Education. In addition, that school must ensure that Title IV Program funds are properly accounted for and disbursed in the correct amounts to eligible students. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding."


     Under the HEA and its implementing regulations, The American College must comply with certain standards on an institutional basis. For purposes of these standards, the Regulations define an institution as a main campus and its additional locations (formerly called branch campuses), if any. Under this definition, all of The American College's campuses are treated as one institution for purposes of complying with the HEA.


     NATURE OF FEDERAL SUPPORT FOR POSTSECONDARY EDUCATION

     While the states support public colleges and universities primarily through direct state subsidies, the federal government provides a substantial part of its support for postsecondary education in the form of grants and loans to students who can use this support at any institution that has been certified as eligible by the U.S. Department of Education. Title IV Programs have provided aid to students for more than 30 years and, since the enactment of the HEA in 1965, the scope and size of such programs have steadily increased. Since 1972, Congress has expanded the scope of the HEA to provide for the needs of the changing national student population by, among other things, providing that students at proprietary schools are eligible for assistance under Title IV Programs, establishing a program for loans to parents of eligible students, opening Title IV Programs to part-time students, increasing maximum loan limits and eliminating the requirement that students demonstrate financial need to obtain unsubsidized federally guaranteed student loans. Most recently, the Direct Loan program was enacted, enabling students to obtain loans from the federal government rather than from commercial lenders. In recent years, federal funds appropriated for Title IV Programs have increased from $8.6 billion for the federal fiscal year ending September 30, 1994 to $10.5 billion for the federal fiscal year ending September 30, 1996. The volume of federally guaranteed student loans (and, more recently, loans issued under the Direct Loan program) has increased from $17.9 billion in the federal fiscal year ending September 30, 1993 to $29.1 billion in the federal fiscal year ending September 30, 1996.


     Students at The American College participate in the following Title IV Programs.



     Pell. The Federal Pell Grant ("Pell") program is the principle means by which the U.S. Department of Education makes Pell grants to students who demonstrate financial need. Every eligible student is entitled to receive a Pell grant; there is no institutional allocation or limit. Grants presently range from $400 to $2,700 per year. Amounts received by students enrolled in The American College in fiscal 1997 under the Pell program equaled approximately $672,000 or 2.2% of the Company's net revenues.



     FSEOG. Federal Supplemental Educational Opportunity Grant ("FSEOG") program awards are designed to supplement Pell grants for the neediest students. FSEOG grants generally range in amount from $100 to $4,000 per year. The maximum amount of FSEOG grants may be increased to as much as $4,400 for a student participating in a program of study abroad that is approved for credit by the student's home educational institution. The availability of FSEOG awards, however, is limited by the amount of those funds allocated to an institution under a formula that takes into account the size of the institution, its costs and the income levels of its students. FSEOG awards at The American College generally do not exceed $1,200 per eligible student per year. The Company is required to make, at a minimum, a 25% matching contribution for all FSEOG program funds disbursed. Resources for this institutional contribution may include institutional grants and scholarships and, in certain states, portions of state scholarships. In fiscal 1997, the Company's institutional match was approximately $29,000. Amounts received by students enrolled in The American College under the FSEOG program in fiscal 1997 equaled approximately $89,000 or 0.3% of the Company's net revenues.

     Federal Family Education Loans and Federal Direct Student Loans. The FFEL programs include the Federal Stafford Loan Program ("Stafford Loan"), and the Federal PLUS Loan Program ("PLUS"), pursuant to which private lenders make loans to enable a student or his or her parents to pay the cost of attendance at a postsecondary school.



     The FFEL Program is administered through state and private non-profit guarantee agencies that insure loans directly, collect loans in default and provide various services to lenders. The federal government provides interest subsidies in some cases and reinsurance payments for borrower default, death, disability, and bankruptcy.


     The Direct Loan program is substantially the same as the FFEL program in providing Stafford and PLUS loans. Under the Direct Loan program, however, funds are provided directly by the federal government to the students, and the loans are administered through the school. For schools electing to participate, the Direct Loan program replaces the FFEL program (unless the participation in both programs is permitted by the U.S. Department of Education), although loans are made on the same general terms and conditions.

     Direct and FFEL Stafford Loan Program. Undergraduate students may borrow an aggregate of $2,625 for their first undergraduate academic year, $3,500 for their second academic year and $5,500 for their third and fourth academic years under the FFEL Stafford Loan or Direct Stafford Loan program. Graduate students may borrow up to $8,500 each academic year. If the student qualifies for a subsidized loan, based on financial need, the federal government pays interest on the loan while the student is attending school and during certain grace and deferment periods. If the student does not qualify for a subsidized Stafford Loan, the interest accruing on the loans must be paid by the student. In addition, independent students may qualify for an additional $4,000 to $10,000 a year in unsubsidized Stafford loans.


     In fiscal 1997, The American College participated in both the FFEL and Direct Loan programs. FFEL and Direct Stafford loans amounted to approximately $4.7 million and $1.3 million, respectively, or approximately 15.8% and 4.4%, respectively, of the Company's net revenues in fiscal 1997.



     Direct and FFEL PLUS Loan Program. Parents of dependent students may receive loans under the FFEL PLUS Loan Program or the Direct PLUS Loan Program on an academic year basis. The maximum amount of any PLUS loan is the total cost of a student's education for each relevant academic year less other financial aid received by the student attributable to such year. These loans are repayable commencing 60 days following the last disbursement made with respect to the relevant academic year, with flexible payment schedules over a ten year period. The FFEL PLUS loans are made by lending institutions and guaranteed by the federal government. The Direct PLUS Loan Program provides PLUS loans issued directly by the federal government on the same general terms as the FFEL PLUS loans. FFEL PLUS loans and Direct PLUS loans amounted to approximately $1.2 million and $26,000, respectively, or approximately 4.0% and 0.1%, respectively, of the Company's net revenues in fiscal 1997.



     Federal Work-Study. Under the Federal Work-Study ("FWS") program, federal funds are made available to pay up to 75% of the cost of part-time employment of eligible students, based on their financial need, to perform work for the institution or for off-campus public or non-profit organizations. At least 5% of an institution's FWS allocation must be used to fund student employment in community service positions. In fiscal 1997, FWS funds amounted to approximately $27,000 or 0.1% of the Company's net revenues.


     AVAILABILITY OF LENDERS


     Five lending institutions currently provide over 85% of all federally guaranteed loans to students attending The American College. While the Company believes that other lenders would be willing to make federally guaranteed student loans to its students if loans were no longer available from its current lenders, there can be no assurance in this regard. In addition, the HEA requires the establishment of lenders of last resort in every state to make loans to students at any school that cannot otherwise identify lenders willing to make federally guaranteed loans to its students. Moreover, because The American College is a participant in the Direct Loan program, students are able to obtain loans directly from the federal government.

     One student loan guaranty agency currently guarantees over 85% of all federally guaranteed student loans made to students enrolled at The American College. The Company believes that other guaranty agencies would be willing to guarantee loans to the College's students if that agency ceased guaranteeing those loans or reduced the volume of those loans guaranteed.


     FOREIGN SOURCES OF FINANCIAL AID


     In fiscal 1997, 41 international students, or less than 1% of total enrollment, received financial assistance from their respective foreign governments in the form of either loans or grants. The foreign governments providing loans to The American College's students were Iceland and Sweden and the foreign governments awarding grants to The American College's students were Saudi Arabia, Bahrain, Botswana, Libya and the United Arab Emirates.


     OTHER FINANCIAL ASSISTANCE SOURCES


     Students at The American College participate in state grant programs, including most recently Georgia's HOPE Scholarship and Tuition Equalization Grant programs. In fiscal 1997, $110,805 or 0.4% of the Company's net revenues was derived from state grant programs. In addition, certain students attending The American College receive financial aid provided by the United States Department of Veterans Affairs, the United States Department of the Interior (Bureau of Indian Affairs) and the Rehabilitative Services Administration of the U.S. Department of Education (vocational rehabilitation funding). In fiscal 1997, financial assistance from such federal programs equaled less than 0.2% of the Company's net revenues. The American College also provides institutional scholarships to qualified students. In fiscal 1997, institutional scholarships had a value equal to approximately $667,000 or 2.2% of the Company's net revenues.


     FEDERAL OVERSIGHT OF TITLE IV PROGRAMS


     The substantial amount of federal funds disbursed through Title IV Programs coupled with the large numbers of students and institutions participating in them have led to instances of fraud, waste and abuse. As a result, the United States Congress has required the U.S. Department of Education to increase its level of regulatory oversight of schools to ensure that public funds are properly used. Therefore, to obtain and maintain eligibility to participate in the Title IV Programs described above, The American College must comply with the rules and regulations set forth in the HEA and the Regulations thereunder. An institution must obtain certification by the U.S. Department of Education as an "eligible institution" to participate in Title IV Programs. Certification as an "eligible institution" requires, among other things, that the institution be authorized to offer its educational programs by the state in which it operates. It must also be accredited by an accrediting agency recognized by the U.S. Department of Education.


     The HEA provides standards for institutional eligibility to participate in the Title IV Programs. The standards are designed, among other things, to limit dependence on Title IV Program funds, prevent schools with unacceptable student loan default rates from participating in Title IV Programs and, in general, require institutions to satisfy certain criteria intended to protect the integrity of the federal programs, including criteria regarding administrative capability and financial responsibility. A school that has been certified as eligible to participate in the Title IV Programs continues to remain eligible for the period of its certification, which is generally four years. A school must apply for a renewal of its certification prior to its expiration, and must demonstrate compliance with the eligibility requirements in its application.

     Under certain circumstances, the U.S. Department of Education may provisionally certify a school to participate in Title IV Programs. Provisional certification may be imposed when a school undergoes a change in ownership resulting in a change of control or when a school is reapplying for certification, if the school (i) does not satisfy all the financial responsibility standards, (ii) has a cohort default rate of 25% or more in any single fiscal year of the three most recent federal fiscal years for which data is available, and (iii) under other circumstances determined by the Secretary of Education. Provisional certification may last no longer than three years. Provisional certification differs from certification in that a provisionally certified school may be terminated from eligibility to participate in the Title IV Programs without the same opportunity for a hearing before an independent hearing officer and an appeal to the Secretary of Education as is afforded to a fully certified school faced with termination, suspension, or limitation of eligibility prior to expiration of its certification. Additionally, the U.S. Department of Education may impose such further conditions on a provisionally certified institution's eligibility to continue participating in the Title IV Programs as the Department deems necessary. In connection with the Company's acquisition of American European in October 1996 which resulted in a change of control of The American College, the Company has been provisionally certified to participate in Title IV Programs. See "-- Change of Control."



     Cohort Default Rates. A significant component of the Congressional initiative aimed at reducing fraud, waste and abuse was the imposition of limitations on participation in Title IV Programs by institutions whose former students defaulted on the repayment of federally guaranteed student loans at an "excessive" rate. Since the U.S. Department of Education began to impose sanctions on institutions with cohort default rates above certain levels, more than 600 institutions have lost their eligibility to participate in some or all Title IV Programs for this reason. However, many institutions, including The American College, have responded by implementing aggressive student loan default management programs aimed at reducing the likelihood of students failing to repay their loans in a timely manner.


     A school's cohort default rate under the FFEL program is calculated on an annual basis as the rate at which student borrowers scheduled to begin repayment on their loans in one federal fiscal year default on those loans by the end of the next federal fiscal year. Any institution whose FFEL cohort default rates equal or exceed 25% for three consecutive years will no longer be eligible to participate in that program or the Direct Loan program for the remainder of the federal fiscal year in which the U.S. Department of Education determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. In addition, an institution whose FFEL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated. Since the calculation of FFEL cohort default rates involves the collection of data from many non-governmental agencies (i.e., lenders and private guarantors), as well as the U.S. Department of Education, the HEA provides a formal process for the review and appeal of the accuracy of FFEL cohort default rates before the U.S. Department of Education takes any action against an institution based on its FFEL cohort default rates. An institution may continue to participate in the FFEL and Direct Loan programs during the pendency of the appeal process.


     The American College has had FFEL cohort default rates of less than 25% for three consecutive federal fiscal years. The American College had a published 1994 FFEL cohort default rate and a preliminary 1995 rate below 25%. For federal fiscal 1993 and 1994, the FFEL cohort default rate for all borrowers at The American College was 14.3% and 14.0%, respectively. The average FFEL cohort default rate for all proprietary institutions for federal fiscal 1993 and 1994 was 26.5% and 21.1%, respectively. For federal fiscal year 1995, the preliminary FFEL cohort default rate for all borrowers at The American College was 18.5%. Preliminary cohort default rates are subject to revision by the U.S. Department of Education based on information that schools and guaranty agencies identify and submit to the U.S. Department of Education for review, in order to correct any errors in the data previously provided to the U.S. Department of Education. Any such adjustment will be made by the U.S. Department of Education at the time that final rates are officially published. In connection with The American College's preliminary default rate issued for the federal fiscal year 1994, the College submitted a default rate of 14.5% and received a preliminary default rate of 18.5%. However, after submitting corrections, The American College's default rate was adjusted to a final rate of 14.0%. Accordingly, The American College has submitted such corrections for its 1995 preliminary cohort default rate and anticipates that the U.S. Department of Education will reduce the College's cohort default rate from a preliminary rate of 18.5% to a final rate of 15.8%, although there can be no assurance that the U.S. Department of Education will agree with the corrections submitted by the College with regard to its 1995 preliminary cohort default rate. The Company understands that the U.S. Department of Education anticipates issuing official 1995 FFEL cohort default rates in October 1997, and the Company expects preliminary 1996 FFEL cohort default rates to be issued in early calendar year 1998.


     If an institution's FFEL cohort default rate equals or exceeds 25% in any of the three most recent federal fiscal years, that institution may be placed on provisional certification status for up to four years. Provisional certification does not limit an institution's access to Title IV Program funds; however, an institution with provisional status is under closer review by the U.S. Department of Education and may be subject to summary adverse action if it commits violations of Title IV Program requirements. To the Company's knowledge, the U.S. Department of Education reviews an institution's compliance with the cohort default rate thresholds described in this paragraph only when that school is otherwise subject to a U.S. Department of Education certification review. The American College has not had a FFEL cohort default rate of 25% or greater during any of the last three fiscal years.


     Increased Regulatory Scrutiny. The 1992 reauthorization of the HEA contained a three-part initiative, referred to as the Program Integrity Triad, intended to increase regulatory scrutiny of postsecondary education institutions. Part one of that initiative required each state to establish a State Postsecondary Review Entity ("SPRE") to review certain institutions within that state to determine their eligibility to continue participating in Title IV Programs. However, the United States Congress has declined to provide funding for SPREs in appropriations legislation that has been signed into law, the U.S. Department of Education has not requested any future funding for SPREs, and the United States House of Representatives has passed legislation repealing SPRE authority.


     Part two of the Program Integrity Triad expanded the role of accrediting agencies in the oversight of institutions participating in Title IV Programs. As a result, the accrediting agencies of which the College's campuses are members have increased the depth and intensity of reviews and have expanded examinations in such areas as financial responsibility and timeliness of student refunds. The Program Integrity Triad provisions also require each accrediting agency recognized by the U.S. Department of Education to undergo comprehensive periodic reviews by the U.S. Department of Education to ascertain whether such accrediting agency is adhering to required standards. No accrediting agency or association may be approved by the U.S. Department of Education for a period of more than five years. SACS, the College's primary accrediting agency, has been reviewed by the U.S. Department of Education under the Program Integrity Triad provisions and reapproved for continued recognition by the U.S. Department of Education.



     Part three of the Program Integrity Triad tightened the standards to be applied by the U.S. Department of Education in evaluating the financial responsibility and administrative capability of institutions participating in Title IV Programs, and mandated that the U.S. Department of Education periodically review the eligibility and certification to participate in Title IV Programs of every such eligible institution. By law, all institutions are required to undergo such a recertification review by the U.S. Department of Education by 1997 and every four years thereafter. Under these standards, The American College would be evaluated by the U.S. Department of Education more frequently than in the past. A denial of recertification would preclude the College from continuing to participate in Title IV Programs.


     Financial Responsibility Standards. All institutions participating in Title IV Programs must satisfy a series of specific standards of financial responsibility. Institutions are evaluated for compliance with those requirements as part of the U.S. Department of Education's quadrennial recertification process and also annually as each institution submits its audited financial statements to the U.S. Department of Education. One standard requires each institution to demonstrate an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year. Another standard requires that each institution have a positive tangible net worth at the end of each fiscal year. A third standard prohibits any institution from having a cumulative net operating loss during its two most recent fiscal years that results in a decline of more than 10% of that institution's tangible net worth as measured at the beginning of that two-year period. An institution that is determined by the U.S. Department of Education not to meet the standards of financial responsibility on the basis of failing to meet one or more of the specified numeric indicators is nonetheless entitled to participate in Title IV Programs if it can demonstrate to the U.S. Department of Education that it is financially responsible on an alternative basis. An institution may do so by demonstrating, with the support of a statement from a certified public accountant, proof of prior compliance with the numeric standards and other information specified in the regulations and that its continued operation is not jeopardized by its financial condition. Alternatively, an institution may post surety either in an amount equal to one-half of the total Title IV Program funds received by students enrolled at such institution during the prior year or in an amount equal to 10% of such prior year's funds and agree to disburse those funds only on an "as-earned" basis. The U.S. Department of Education has interpreted this surety condition to require the posting of an irrevocable letter of credit in favor of the U.S. Department of

Education. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Financial Responsibility Standards."


     Since The American College began participating in Title IV Programs, the U.S. Department of Education has evaluated the financial condition of The American College on a consolidated basis at the level of the Company, and prior to its acquisition in October 1996, at the level of American European. Based on the consolidated financial statements of the Company as of May 31, 1997, The American College does not satisfy either the acid test ratio or the tangible net worth test. As of May 31, 1997, the Company's acid test ratio was .086 and the Company had a negative tangible net worth of approximately $33.6 million. Notwithstanding such non-compliance, the Company has maintained The American College's eligibility to continue participating in the Title IV Programs by posting an irrevocable letter of credit in the amount of $3.75 million in favor of the U.S. Department of Education, which amount is approximately 50% of the Company's 1996 Title IV Program funds received by students enrolled at The American College. The letter of credit was posted on March 19, 1997 and will expire on March 31, 1998. Because the size of the letter of credit is based on the amount of Title IV Program funds received by The American College's students, to the extent that such funds have increased during 1997, the Company may be required to increase the letter of credit on or around March 19, 1997, the date the U.S. Department of Education re-evaluates the College's compliance with the financial responsibility standards.



     In addition to the financial responsibility standards, an institution is required to make timely refunds when a student who receives Title IV Program funds withdraws from an institution. Depending on when during the academic term the student withdraws, the institution is required to refund all or a portion of the Title IV Program funds paid by the withdrawing student. Beginning with the 1995-1996 award year, an institution that has failed to make all Title IV Program refunds on a timely basis during the previous two years is required to post a letter of credit in favor of the U.S. Department of Education equal to 25% of the Title IV Program refunds that the institution was required to make for the previous year. During the past two years the College has made all Title IV Program refunds on a timely basis.


     In 1996, the U.S. Department of Education proposed regulations that would establish new measures of financial responsibility. The Department has extended the period for comment on the proposed regulations three times because of concerns expressed by members of the higher education community about the proposed standards. It is not possible to predict the outcome of this rule making proceeding at this time. See "Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Financial Responsibility Standards."

     Administrative Capability. The Regulations set certain standards of "administrative capability" which a school must satisfy to participate in the Title IV Programs. These criteria require, among other things, that the school comply with all applicable Title IV Regulations, have capable and sufficient personnel to administer the Title IV Programs, have acceptable methods of defining and measuring the satisfactory academic progress of its students, provide financial aid counseling to its students, timely submit all reports and financial statements required by the Regulations, and have cohort default rates not equal to or in excess of 25% for any one of the three most recent fiscal years. See "-- Cohort Default Rates."

     Failure to satisfy any of the criteria may lead the U.S. Department of Education to determine that the school lacks the requisite administrative capability and may subject the school to provisional certification when it seeks to renew its certification as an eligible institution, or may subject it to a fine or to a proceeding for the limitation, suspension, or termination of its participation in Title IV Programs. Proceedings to fine, limit, suspend, or terminate an institution are conducted before an independent hearing officer of the U.S. Department of Education and are subject to appeal to the Secretary of Education, prior to any sanction taking effect. Thereafter, judicial review may be sought in the federal courts pursuant to the federal Administrative Procedures Act.

     Restrictions on Operating Additional Campuses. The HEA generally requires that certain institutions, including proprietary schools, be in full operation for two years before applying to participate in Title IV Programs. However, under the HEA and the Regulations, an institution that is certified to participate in Title IV Programs may establish an additional location within a state or selected territory of the United States (as identified in the Regulations) and apply to participate in Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable requirements. In addition, a school which undergoes a change in ownership resulting in a change of control must be reviewed and recertified for participation in Title IV Programs under its new ownership. See "-- Change of Control." Pending recertification, the U.S. Department of Education suspends Title IV Program funding to that school's students. If a school is recertified, it will be on a provisional basis. During the time a school is provisionally certified, it may be subject to summary adverse action for violations of Title IV Program requirements, but provisional certification does not otherwise limit an institution's access to Title IV Program funds. The Company's expansion plans are based, in part, on its ability to add additional locations and acquire schools that can be recertified.


     Certain of the state authorizing agencies and accrediting agencies with jurisdiction over The American College also have requirements that may, in certain instances, limit the ability of the Company to open a new school, acquire an existing school or establish an additional location of an existing school. The Company does not believe that those standards will have a material adverse effect on the Company or its expansion plans.



     Change of Control. Upon a change in ownership resulting in a change of control of the Company, as defined in the HEA and the Regulations, The American College would lose its eligibility to participate in Title IV Programs for an indeterminate period of time during which it applies to regain eligibility. A change of control also could have significant regulatory consequences for the Company at the state level and could affect the accreditation of The American College's campuses. If a corporation is not publicly traded but qualifies as a closely held corporation under the laws of its state of incorporation, such as the Company, the Regulations provide that a change in ownership resulting in a change of control would occur (i) if any person acquires ownership or control of more than 50% of such corporation's total outstanding voting stock, or (ii) if a person having ownership or control of more than 50% of such corporation's total outstanding stock ceases to hold or control more than 50% of such corporation's total outstanding stock. If the Offering were determined to constitute a change in ownership resulting in a change of control, the Company would be required to reestablish the state authorization and accreditation of The American College and apply to the U.S. Department of Education to reestablish the certification of The American College to participate in Title IV Programs. See "Risk
Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- Regulatory Consequences of a Change in Ownership or Control."



     In connection with the Company's acquisition of American European in October 1996, The American College was required to be recertified by the U.S. Department of Education as well as obtain the reaccreditation of SACS. In addition, The American College's campus in Los Angeles was required to be reauthorized by the State of California. The U.S. Department of Education has granted The American College provisional certification to participate in Title IV Programs which provisional certification will expire in December 1999. Because the acquisition of American European was found to be an excluded transaction under the Regulations, however, The American College's Title IV Program funding was not suspended during the U.S. Department of Education's review of its recertification application. On August 5, 1996 the change of control was approved by SACS and following a Substantive Change Visit to The American College in April 1997, as required to ensure compliance with accreditation standards following a change of control, on April 18, 1997 SACS issued a final report on The American College with no recommendations. On August 14, 1996, The American College's Los Angeles campus was reapproved by the State of California's Council for Private Postsecondary and Vocational Education (the "California Council").


     The U.S. Department of Education's regulations provide that after a Company becomes publicly-traded, a change of control occurs when a report on Form 8-K is required to be filed with the Commission disclosing a change of control. Most states and accrediting agencies have similar requirements, but they do not provide a uniform definition of change of control. If the Company were to lose its eligibility to participate in Title IV Programs for a significant period of time pending an application to regain eligibility, or if it were determined not to be eligible, its operations would be materially adversely effected. The possible loss of Title IV eligibility resulting from a change of control may also discourage or impede a tender offer, proxy contest or other similar transaction involving control of the Company. See "Risk Factors -- Anti-Takeover Provisions."

     The "85/15 Rule." Under a provision of the HEA commonly referred to as the "85/15 Rule," a proprietary institution, such as The American College, would cease being eligible to participate in Title IV Programs if, on a cash accounting basis, more than 85% of its revenues for the prior fiscal year was derived from Title IV Programs. Any school that violates the 85/15 Rule immediately becomes ineligible to participate in Title IV Programs and is unable to apply to regain its eligibility until the following fiscal year. Each year, every institution participating in the Title IV Programs must submit consolidated financial statements demonstrating compliance with this standard. The Company has calculated that, since this requirement took effect in fiscal 1995, The American College has not derived more than 27% of its revenues from Title IV Programs for any fiscal year, and during fiscal 1997, approximately 27% of The American College's revenues were derived from Title IV Programs. For fiscal 1997, the Company's independent auditors examined management's assertion that The American College complied with these requirements and opined that such assertion was fairly stated in all material respects. The Company regularly monitors compliance with this requirement in order to minimize the risk that The American College would derive more than 85% of its revenues from Title IV Programs for any fiscal year. If The American College appears likely to approach the 85% threshold, the Company would evaluate the appropriateness of making changes in student funding and financing to ensure compliance. See "Risk
Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- General."



     Branching and Classroom Locations. The Regulations contain specific requirements governing the establishment of new main campuses, branch campuses and classroom locations at which any student receives not less than 50% of his or her instruction. In addition to classrooms at campuses, locations affected by these requirements include the business facilities of client companies used by The American College. The College has obtained approval for all locations required to be approved by the Regulations. Should the U.S. Department of Education change its regulations with respect to this approval process, or delay approvals of new locations beyond the current approval time rate, the Company's business strategy may be impacted negatively.



     Restrictions on Payment of Bonuses, Commissions or Other
Incentives. Schools participating in Title IV Programs are prohibited from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to persons engaged in any student recruitment, admission or financial aid awarding activity (the "Incentive Compensation Rule"). The U.S. Department of Education has not provided specific regulations with respect to this requirement. If the U.S. Department of Education were to determine that The American College's methods of compensation do not comply with the Incentive Compensation Rule, the College could be required to modify its compensation system, repay certain previously disbursed Title IV Program funds, pay administrative fines or lose its eligibility to participate in Title IV Programs. The Company believes The American College's compensation policies do not violate the Incentive Compensation Rule.


     State Authorization


     The American College's campuses in Atlanta and Los Angeles are authorized to offer education programs and grant degrees or diplomas by the States of Georgia and California, respectively. In addition, because The American College's campus located in London is operated under a corporation whose parent corporation is organized under the laws of the District of Columbia, the London campus is authorized to offer education programs and grant degrees or diplomas by the District of Columbia. The level of regulatory oversight varies substantially from state to state. In some states, campuses are subject to licensure by the state education agency and also by a separate higher education agency. State laws establish standards for instruction, qualifications of faculty, location and nature of facilities, financial policies and responsibility and other operational matters. State laws and regulations may limit the ability of the Company to obtain authorization to operate in certain states or to award degrees or diplomas or offer new degree programs. As discussed below, California prescribes standards of financial responsibility that are different from those prescribed by the U.S. Department of Education. The Company believes that the College's campuses in Atlanta, Los Angeles and London are in substantial compliance with state authorizing and licensure laws. See

"Risk Factors -- Potential Adverse Effects of Regulation; Impairment of Federal Funding -- State Authorization."


     California. In January 1991, the State of California adopted legislation that requires private, postsecondary educational institutions to meet certain fiscal tests in order to continue operating in the state. These fiscal tests include three requirements: (i) not having an operating loss in each of an institution's two most recent fiscal years; (ii) having positive net worth in its latest fiscal year; and (iii) maintaining a ratio of current assets to current liabilities of 1.25:1 or greater. For the year ended May 31, 1997, the College's Los Angeles campus had satisfied each of these tests. The California Council also has discretion under this statute to allow an educational institution to continue operating if it does not satisfy the fiscal tests, if the institution can demonstrate that it has maintained sufficient financial resources to sustain all of its promised educational services. Accordingly, if The American College's campus in Los Angeles fails to meet one of the above-described tests, the Company has the opportunity to demonstrate to the California Council its financial strength and ability to continue to operate. In connection with granting authority for continued operations, California law also requires an on-site visit to all postsecondary institutions having accreditation from a regional accrediting association other than the Western Association of Colleges and Schools. The California Council conducted a visit to The American College's campus in Los Angeles in June 1996 and recently issued its report, granting approval for continued degree-granting operation for the maximum four-year period.



     Georgia. Until May 1, 1997, The American College's campus in Atlanta was exempt from the regulatory oversight of the State of Georgia. The American College recently agreed, however, to subject its operations to the oversight of the State of Georgia in order to become eligible to participate in Georgia's HOPE Scholarship and Tuition Equalization Grant programs as well as to use the term "University" as part of its name. In the State of Georgia, for-profit institutions such as the College are reviewed by the Georgia Non-public Postsecondary Education Commission ("NPEC"). NPEC regulations require for-profit institutions to meet minimum standards relating to educational quality, ethical business practices, health and safety and fiscal responsibility. These standards include, but are not limited to, requirements that the institution demonstrate that it has adequate facilities and equipment, that its instructors and administrators have the requisite education and experience, and that the quality and content of each program meet stated objectives. Other NPEC standards address such areas as the institution's library resources, catalog disclosures, support services, student complaints, advertising, admissions, recruitment, student refunds and student records. In order to demonstrate fiscal responsibility, NPEC requires that the institution have sufficient resources to support its operation for at least the length of its degree program, funds to operate which are not limited to current tuition and accounts receivable and funds available to operate the institution for at least the quarter or semester, as the case may be. NPEC recently determined that The American College satisfied its requirements and issued a certificate of authorization for the period of May 1, 1997 through April 30, 1998. The College must seek renewal of this authorization on a yearly basis. Prior to renewal of the authorization, an NPEC representative will revisit The American College to ensure the College remains in compliance with NPEC standards.



     District of Columbia. The American College's campus in London is subject to the regulatory oversight of the District of Columbia Education Licensure Commission (the "Licensure Commission"). The Licensure Commission's standards governing degree granting institutions address such areas as administration, the adequacy of the institution's finances, faculty qualifications, curricula, admissions, procedures for assessing student outcomes, student services, the adequacy of the library and equipment, maintenance of student records and advertising. Additionally, in connection with conferring degree-granting status, the Licensure Commission requires an on-site visit to all post-secondary institutions with accreditation under the laws of the District of Columbia. The Licensure Commission conducted a visit to The American College's campus in London in November 1990 and granted the College a three year provisional license which, due to the Licensure Commission's inability to schedule a second site visit for permanent licensing, has been renewed through September 1998. The Licensure Commission currently has a site visit planned for the Fall of 1997 at which time the Licensure Commission is expected to review the College's operations. If the Licensure Commission finds the College to be in full compliance with its licensing requirements, the College will be granted a permanent license which will remain in effect indefinitely, subject to periodic review under various circumstances including a change in ownership and changes in accreditation status, location, and degrees or certificates offered. The American College anticipates being granted a permanent license in the Fall of 1997.


DUBAI CAMPUS MANAGEMENT AGREEMENT


     On October 1, 1995, AEMEC entered into an Agreement with Middle East Colleges, Ltd. ("MEC") pursuant to which AEMEC and MEC established the College's campus in Dubai. Pursuant to the terms of the Agreement, MEC (i) provided the cash capital contributions for the physical premises and other items necessary for the establishment of the College's campus in Dubai, (ii) arranged for all required government licenses and approvals and (iii) secured a leasehold of the physical premises and facilities used by the campus. Under the terms of the Agreement, MEC is also required to provide funds to operate and maintain the campus and AEMEC is to have exclusive control of the operations and management of the campus's business and the administration of its academic programs. In return for its services, AEMEC is entitled to 35% of net operating cash flow. However, because the Company's membership interest in AEMEC is 85%, the Company receives approximately 30% of net operating cash flow. The Agreement has a term of 20 years, is renewable for successive five year terms and may be terminated by either party upon 90 days written notice for "cause," as such term is defined in the Agreement.


FACILITIES

     The Company leases all of its administrative and educational facilities. The table below sets forth certain information regarding the Company's facilities as of May 31, 1997:


                                    APPROXIMATE
LOCATION                           SQUARE FOOTAGE                EXPIRATION
--------                           --------------                ----------
Atlanta, Georgia
  -- The American College              60,800       January 31, 2009
  -- Headquarters                      18,400       December 31, 1999
Los Angeles, California                31,800       From September 30, 1998 to May 31,
                                                    1999
London, England                        46,000       From March 1, 1998 to November 27,
                                                    2005
Dubai, United Arab Emirates            34,300       Leased by MEC



     Typically, the College's facilities occupy an entire building or several floors or portions of floors in a building. Leases typically have terms of six months to ten years, with zero to five year renewal options. The Company also leases facilities for student parking and housing. Annual rent for school-sponsored housing arrangements range from approximately $117,000 to $822,000, depending on the number of units and local market conditions.


     The Company leases approximately 18,400 square feet of office space for its headquarters in Atlanta, Georgia at a rate of $27,600 per month. The headquarters lease expires on December 31, 1999.


     The Company actively monitors facility capacity in light of current utilization and projected enrollment growth. Management believes that in order to accommodate projected increases in student enrollment at each of its campuses over the next two years, the College may be required to acquire additional space. The Company believes that it can acquire additional capacity on acceptable terms.

EMPLOYEES


     As of July 15, 1997, the Company employed 176 persons on a full-time basis and 158 persons on a part-time basis, including 52 full-time and 110 part-time faculty members. No employee is party to any collective bargaining arrangement and the Company believes its relationship with employees is good.


LEGAL PROCEEDINGS

     The Company is subject to litigation in the ordinary course of its business. While there can be no assurance as to the ultimate outcome of any litigation involving the Company, management does not believe any pending legal proceeding will result in a judgment or settlement that will have a material adverse effect on the Company's financial position, results of operations or cash flow.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning the Company's executive officers and directors.


NAME                                     AGE                   POSITION
----                                     ---                   --------
Steve Bostic...........................  54    Chairman of the Board and Chief Executive
                                                 Officer
Stephen G. Franklin, Sr................  50    President, Chief Academic Officer and
                                                 Director
Paul D. Beckham........................  53    Director
Fred C. Davison........................  67    Director
Gaylen D. Kemp.........................  44    Director
Donald J. Blankers.....................  58    Chief Financial Officer
Barbara S. Butterfield.................  56    Senior Vice President, Human Resources
Douglas C. Chait.......................  33    Vice President, Corporate Development and
                                                 Secretary
Eric R. Fliegel........................  35    Chief Information Officer and General
                                                 Manager, ITI Program
Phillip J. Markert.....................  48    President, American European Corporation



     Steve Bostic has served as Chairman of the Board and Chief Executive Officer of the Company since its inception in July 1996. Since October 1996, Mr. Bostic has also served on The American College's Governing Board, and since June 1997, Mr. Bostic has served as the President of The American College. Prior to founding the Company in 1996, from 1993 to 1996 Mr. Bostic was the Chairman of the Board of EduTrek Systems, Inc. and, from 1989 to 1993, Mr. Bostic was the Chairman of the Board of Delphi Technology, Inc., a company specializing in the scientific development and application of cognitive-based learning systems. Mr. Bostic was the principal owner and Chairman of American Photo Group, an operator of consumer photo processing labs, from 1981 to 1987. In addition, Mr. Bostic serves as a member of the Board of Trustees of Presbyterian College, the Dean's Advisory Council of the Indiana University School of Business, and the Board of the School of Public Policy at Georgia Institute of Technology. Mr. Bostic has more than ten years of experience in the educational arena.



     Stephen G. Franklin, Sr. has served as the President of the Company since July 1997, Chief Academic Officer since April 1997 and as a member of the Board of Directors of the Company since June 1997. Prior to his appointment as President, Dr. Franklin served as Executive Vice President of the Company from April to July 1997. Since October 1996, Dr. Franklin has also served on The American College's Governing Board. Prior to joining the Company, Dr. Franklin served as the Associate Dean of Executive Education at the Goizueta Business School of Emory University from 1995 to 1997 where he developed and delivered executive education programs for companies. Prior to serving as Associate Dean, Dr. Franklin was a tenured professor of Business Administration of the Goizueta Business School of Emory University from 1978 to 1984. At Emory, Dr. Franklin focused his academic research on change management, team-based anticipating learning strategies and entrepreneurship in organizations and has co-authored two management textbooks. Dr. Franklin established and, from March 1988 to 1995, owned Global Access Learning, Inc., an international executive education and management development firm specializing in developing custom management programs for global companies. Prior to that time, from 1984 to 1988, Dr. Franklin was the Executive Vice President and principal shareholder in Financial Service Corporation, an independent financial planning broker-dealer.



     Paul D. Beckham has served as a Director of the Company since June 1997. Mr. Beckham currently serves as a consultant to Wireless Communications, Inc. and since 1993 has been the co-owner of Hope-Beckham, Inc., a sports marketing firm. From 1970 to 1993, Mr. Beckham served in various capacities with

Turner Broadcasting System, Inc., including most recently, President of Turner Cable Sales, a wholly-owned subsidiary of Turner Broadcasting System, Inc.


     Fred C. Davison has served as a Director of the Company since June 1997 and has served on The American College's Governing Board since October 1996. Dr. Davidson has a Ph.D. in biochemistry and pathology and has served as the President and Chief Executive Officer of the National Science Foundation, Augusta, Georgia since 1988. From July 1967 through June 1986, Dr. Davison served as the President of the University of Georgia. Dr. Davison is currently a member of the Board of Trustees of Presbyterian College as well as a member of the Board of Directors of First Union Bank of Georgia, the Augusta Chamber of Commerce and the Business Higher Education Forum.



     Gaylen D. Kemp has served as a Director of the Company since June 1997 and has served on The American College's Governing Board since October 1996. Ms. Kemp has been Of Counsel in the Atlanta, Georgia office of the law firm of Dow, Lohnes & Albertson since January 1996. From 1987 to December 1995, Ms. Kemp was a partner in the law office of Dow, Lohnes & Albertson practicing with a focus on mergers and divestitures, financial transactions and public and private securities offerings. Ms. Kemp has been a member of the Executive Committee of the Corporate and Banking Law Section of the State Bar of Georgia since 1989 and served as Chairperson of the Section from 1993 to 1994. Ms. Kemp is currently a member of the Executive Committee of the Board of Directors of the Atlanta Legal Aid Society of which she has been a member since 1989.



     Donald J. Blankers has served as the Chief Financial Officer of the Company since September 1996 and is a member of the American Institute of Certified Public Accountants and Financial Executives Institute. Prior to joining the Company, from 1995 to 1996, Mr. Blankers served as Acting Chief Financial Officer for Alcott Staff Leasing, Inc. From 1994 to 1995, Mr. Blankers was a consultant for CFO Consulting and, from 1993 to 1994, Mr. Blankers served as Vice President and Chief Financial Officer for Cryolife, Inc. From 1991 to 1993, Mr. Blankers served as an independent consultant and, from 1983 to 1991, Mr. Blankers served in various capacities with National Data Corporation, including Senior Vice President and Chief Financial Officer from 1987 to 1991 and Vice President, Controller and Treasurer from 1983 to 1987.



     Barbara S. Butterfield is the Senior Vice President of Human Resources, a position she has held since March 1997. Prior to joining the Company, from 1991 to 1997, Dr. Butterfield was the Vice President of Human Resources and Vice President of Faculty and Staff Services at Stanford University, Palo Alto, California where she provided long-range planning, analysis and strategies in such areas as risk management, environmental health and safety, faculty/staff housing, and human resources. Prior to Stanford University, Dr. Butterfield was the Vice President of Human Resources at the University of Pennsylvania from 1987 to 1991. From 1986 to 1987, Dr. Butterfield was the Director of Human Resources Administration at Duke University and from 1983 to 1986, was the Director of Personnel Administration at Michigan State University.


     Douglas C. Chait has served as the Vice President, Corporate Development and Secretary since October 1996. Prior to joining the Company, Mr. Chait was the Director of Corporate Development for EduTrek Systems, Inc. from May 1994 to October 1996 where he was responsible for identifying and pursuing joint venture and acquisition opportunities in the corporate training and education industries. From September 1992 to May 1994, Mr. Chait attended the Graduate Business School at Emory University where he graduated with an M.B.A. in finance and strategy.

     Eric R. Fliegel has served as the Chief Information Officer since April 1997 and as General Manager, ITI Program since June 1997. Prior to joining the Company, from 1995 to 1997, Mr. Fliegel served as the Executive Director of Information Services for Emory Healthcare where he was responsible for providing information services to such Emory Healthcare entities as Emory University Hospital, Crawford Long Hospital and the Emory Clinic. From 1988 to 1995, Mr. Fliegel served as the Assistant Dean of Information Services for the Roberto C. Goizueta Business School of Emory University where he managed the school's information systems and, from January 1981 to April 1988, Mr. Fliegel was the Associate Director of Computing for the William E. Simon Graduate School of Business Administration.


     Phillip J. Markert has served as the President of American European since 1979.

CERTAIN SIGNIFICANT EMPLOYEES OF THE COMPANY AND THE AMERICAN COLLEGE



     Set forth below is information with respect to certain other significant employees of the Company and The American College:


     Valarie Bridges, age 36, is the Vice President of Institutional Effectiveness, a position she has held since March 1997. Prior to joining the Company, from January 1996 to March 1997 Ms. Bridges worked as an independent management consultant, and from 1995 to 1996, Ms. Bridges worked with The Atlanta Consulting Group where she advised and educated executives, quality councils and process improvement teams on cultural transformation and developed a business process reengineering methodology. From 1990 to 1995, Ms. Bridges served in various capacities with Confederation Life Insurance Company, including most recently, Manager, Operations Support.


     Cindy Crain, age 46, has served as the Vice President, Corporate Planning since December 1996. Prior to joining the Company, Ms. Crain served as the Director of Admissions for The American College in London, Ltd., U.S. from February through October 1996 and the Director of College Relations for The American College in Atlanta from 1995 to 1996 where she primarily handled alumni relations. From 1992 to 1995, Ms. Crain served in various positions at the University of Georgia's Terry College of Business including Director of College Relations and Director of Development.



     Lance Edward De Masi, age 47, is the Interim President of the College's Dubai campus, a position he has held since June 1, 1997. From March 1997 to June 1997, Mr. De Masi served as the Academic Dean of the College's campus in Dubai. Prior to joining the College, Mr. De Masi served in various capacities with BBDO Worldwide, an international advertising agency, including most recently Executive Vice President and Chief Operating Officer from June 1991 to March 1997.



     Joseph H. Houghton, age 47, served as Campus President of The American College's campus in London from 1981 to 1988, as the Dean and Chief Academic Officer of the London campus from 1989 to 1995 and, since 1995, has resumed the position of Campus President of the College's campus in London.



     Rafael Lago, age 48, is the President of the College's Atlanta campus, a position he has held since 1982. Mr. Lago has also served as the Chancellor of the College since 1988.



     Kevin L. Martin, age 41, is the President of the College's Los Angeles campus, a position he has held since July 1996. From June 1993 to July 1996, Mr. Martin served as the Vice President, Director of Admissions for the College's London campus, and from May 1990 to June 1993, Mr. Martin served as the Director of Admissions at the College's campus in Los Angeles.


BOARD OF DIRECTORS


     The number of directors of the Company is currently fixed at five. The Company's By-Laws provide that the Board of Directors shall consist of not less than one person, the precise number to be determined from time to time by the shareholders of the Company. The Company intends to enlarge the Board by one or more independent directors following the Offering. The directors are elected annually by the shareholders of the Company and serve for a term of one year, or until their earlier resignation, removal from office or death. In addition, under the terms of the Stratford Subordinate Loan Agreement, so long as the Subordinate Debt remains outstanding or the holders of the warrants issued to Stratford and GMM hold more than 5% of the Company's Common Stock, Stratford is entitled to elect one person to the Company's Board of Directors. Also, pursuant to the License Agreement with ITI, management is required to propose Daniel Potter, the Chairman of ITI, as a nominee for election to the Company's Board of Directors upon the request of ITI. The Company anticipates that the number of directors will be increased once ITI makes such request. The individuals currently serving on the Board of Directors will continue to serve until thereafter reelected or replaced at the first annual meeting of shareholders of the Company, or until their earlier resignation, removal from office or death. The executive officers of the Company serve at the discretion of the Board of Directors.



     The Board of Directors has established the Compensation Committee and the Audit Committee. The Compensation Committee, which is composed of Gaylen D. Kemp and Paul D. Beckham, reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Company. In addition, the Compensation Committee administers the Company's 1997 Incentive Plan. The Audit Committee is composed of Paul D. Beckham and Fred C. Davison. Among other duties, the Audit Committee reviews the internal and external financial reporting of the Company, reviews the scope of the independent audit and considers comments by the auditors regarding internal controls and accounting procedures and management's response to these comments. The Board of Directors does not have a nominating committee.

EXECUTIVE COMPENSATION

     The following table provides certain summary information for the fiscal year ended May 31, 1997 concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the year ended May 31, 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL
                                                              COMPENSATION(1)
                                                              ----------------    ALL OTHER
NAME AND PRINCIPAL POSITION                                    SALARY    BONUS   COMPENSATION
---------------------------                                   --------   -----   ------------
Steve Bostic................................................  $166,667    --            --
  Chairman and Chief Executive Officer
Phillip J. Markert..........................................  $225,895    --        $7,950(2)
  President, American European

---------------

(1) For the period from July 1, 1996 to May 31, 1997.

(2) Includes $4,200 representing matching contributions paid by the Company under The American College 401(k) Profit Sharing Plan and $3,750 representing premiums paid by the Company for term life insurance.


     No stock options, stock appreciation rights, shares of restricted stock or other forms of equity-based compensation have been granted as compensation to the Named Executive Officers.

EMPLOYMENT AGREEMENTS


     The Company and Stephen G. Franklin, Sr. have entered into an Employment Agreement which provides that Dr. Franklin will serve as the President and Chief Academic Officer of the Company and will be appointed to serve as a member of the Company's Board of Directors. The Employment Agreement has a five year term and provides for a base annual salary of $165,000. Under the terms of the Employment Agreement, Dr. Franklin's salary for successive years may be increased at the discretion of the Company, provided that each year Dr. Franklin's salary must be increased by an amount not less than the percentage increase in the consumer price index. Dr. Franklin is further entitled to receive certain performance bonuses based on the performance of The American College's business schools, the Company's financial performance and Dr. Franklin's achievement of certain business objectives. The Employment Agreement also provides that Dr. Franklin be granted an option to purchase 105,000 shares of the Company's Class A Common Stock to vest in equal increments over a period of five years. In addition, the Employment Agreement provides that Dr. Franklin is to be granted options to purchase up to an additional 35,000 shares of Class A Common Stock, the vesting of which shall be contingent on the Company's obtaining certain financial goals.


     Upon termination of the Employment Agreement (other than voluntarily by Dr. Franklin, or by the Company for cause or upon the death, incapacity or illness of Dr. Franklin), Dr. Franklin is entitled to continue to receive his base salary until the earlier of (i) twelve months after the date of termination or the second anniversary of the date of the Employment Agreement, (ii) the date of Dr. Franklin's death or (iii) the date that Dr. Franklin breaches any post-engagement covenants as set forth in the Employment Agreement.

     American European and Phillip J. Markert have entered into an Employment Agreement which provides that Mr. Markert will serve as the President of American European. Mr. Markert's Employment Agreement has a five year term and provides for an annual base salary of $200,000. Upon termination of his Employment Agreement (other than voluntarily by Mr. Markert, or by the Company for cause or upon the death, incapacity or illness of Mr. Markert), Mr. Markert is entitled to continue to receive his salary until the earlier of (i) 24 months, (ii) the date of Mr. Markert's death or (iii) the date that Mr. Markert breaches any post-engagement covenants as set forth in the Employment Agreement.

     Each Employment Agreement contains additional provisions restricting Dr. Franklin's and Mr. Markert's ability to compete with the Company and solicit its employees. The Employment Agreements further obligate Dr. Franklin and Mr. Markert to protect the confidentiality of the Company's information following termination of their employment.

1997 INCENTIVE PLAN

     On March 1, 1997, the Company's Board of Directors and shareholders adopted the 1997 Incentive Plan, as amended (the "Incentive Plan"), designed to enable the Company to attract and retain employees and directors who contribute to the Company's success and to enable such employees and directors to participate in the long-term success and growth of the Company through an equity interest in the Company. The Incentive Plan provides for awards of up to an aggregate of 829,388 shares of Class A Common Stock which may be represented by (i) incentive or nonqualified stock options, (ii) stock appreciation rights ("SARs"), (iii) restricted stock or (iv) performance awards of Class A Common Stock or cash. The Incentive Plan may be administered by the Board of Directors or the Compensation Committee of the Board of Directors (the "Committee"). Incentive stock options granted pursuant to the Incentive Plan are nontransferable and have an exercise price of not less than 100% (110% in the case of a holder of 10% or more of the Common Stock) of the fair market value of the stock on the date of the grant and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the Incentive Plan. Incentive stock options granted pursuant to the Incentive Plan will expire on or before
(1) the date which is the tenth anniversary of the date the option is granted, or (2) the date which is the fifth anniversary of the date the option is granted in the event that the option is granted to an individual who owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company.

     SARs may be granted under the Incentive Plan in conjunction with incentive or nonqualified stock options or in tandem with nonqualified stock options granted under the Incentive Plan, or may be granted alone. SARs granted in conjunction or in tandem with stock options generally are exercisable only at such time and to the extent that the stock options to which they relate are exercisable. Upon exercise of an SAR, a participant shall be entitled to receive an amount in cash or shares of Class A Common Stock equal in value to the excess of the fair market value of one share of Class A Common Stock over the exercise price per share specified in the related option or SAR, multiplied by the number of shares in respect of which the SAR is exercised.

     The Committee or Board of Directors may condition the grant of restricted shares of Class A Common Stock upon the attainment of specified performance goals. Recipients of restricted stock have the right to vote the shares and receive dividends on such shares, but are not permitted to transfer such shares until termination of all restrictions or six months after the date of the award, or such longer period as may be set by the Board of Directors or the Committee.


     The Incentive Plan provides that in the event of a change in control of the Company (as defined in the Incentive Plan) any stock options or SARs awarded under the Incentive Plan which were not previously exercisable and vested, but which have been outstanding for at least six months, shall immediately fully vest and become exercisable and any restrictions applicable to restricted stock shall lapse. As of August 1, 1997, options to purchase a total of 410,550 shares of Class A Common Stock had been granted at an exercise price of $0.77 per share.

401(K) PROFIT SHARING PLAN


     The Company maintains The American College 401(k) Profit Sharing Plan (the "401(k) Plan") which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). In general, all employees of the Company who have completed one year of service (six months for administrative personnel) and have attained age 21 are eligible to participate in the 401(k) Plan. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a minimum of 3.0% and a maximum of 15% of their salary on a pre-tax basis (up to $9,500 per year). Subject to certain Code limitations, the Company may make both matching and additional contributions at the discretion of the Board of Directors of the Company each year. The Company presently matches 35% of the amount contributed by an employee up to 6.0% of the employee's salary, but the Company's policy regarding matching contributions may be changed annually in the discretion of the Board of Directors. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is 100% vested. Distributions from the 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.


COMPENSATION OF DIRECTORS


     Non-management Directors of the Company receive an annual retainer of $5,000 and are entitled to receive awards under the Incentive Plan and, effective as of the closing of this Offering, each of the non-employee Directors of the Company will be granted an option to purchase a total of 5,000 shares of Class A Common Stock. Directors are not separately compensated for serving on Committees of the Board of Directors and Directors who are also employees of the Company receive no compensation for serving on the Board of Directors.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Gaylen D. Kemp and Paul D. Beckham. During the year ended May 31, 1997, the Company did not have a Compensation Committee. Steve Bostic, the Chairman, Chief Executive Officer and formerly the sole director of the Company, made all decisions concerning executive compensation during the year ended May 31, 1997.

                              CERTAIN TRANSACTIONS


     In connection with the College Acquisition, on October 8, 1996, the Company paid Phillip J. Markert, a shareholder of the Company and the President of American European, $1,369,507 for his shares of capital stock of American European and issued 210,000 shares of Class A Common Stock as consideration for Mr. Markert's capital stock of American College in London, Ltd., U.S. The Company and Mr. Markert have entered into an anti-dilution rights agreement pursuant to which the number of such shares owned by Mr. Markert is subject to adjustment in the event that the Company grants rights or options (other than with respect to the Company's Incentive Plan and the warrants owned by Stratford and GMM) or issues or sells shares of Class A Common Stock for no consideration or at a price below certain specified levels. Also in connection with the College Acquisition, on October 8, 1996, American European entered into a Consulting Agreement (the "Consulting Agreement") with The Phillip J. Markert Consulting Group, Inc. ("Consultant") pursuant to which Consultant has agreed to provide American European (i) consultation and opinions as to operational and procedural matters with respect to the business in general and American European's ongoing operation in particular; (ii) opinions regarding long-term and strategic planning and direction for American European; and (iii) financial management services. The Consulting Agreement has a five year term and provides for a base fee of $28,000 per year. Upon termination of Consultant's services (other than voluntarily by Consultant, or by the Company for cause or upon the death, incapacity or illness of Mr. Markert, as the Service Provider, as such term is defined in the Consulting Agreement), Consultant is entitled to continue to receive its base fee until the earlier of (i) 24 months after such termination, (ii) the date of the Service Provider's death or (iii) the date that Consultant breaches any post-engagement covenants as set forth in the Consulting Agreement. As of May 31, 1997, the Company had paid Consultant a total of $16,333 for services rendered from October 8, 1996 through May 31, 1997. Mr. Markert, the President of American European, owns and controls Consultant.



     In connection with the acquisition of EduTrek Systems and in exchange for their shares of EduTrek Systems capital stock, on October 8, 1996 the Company issued (i) 42,000 shares of Class A Common Stock to Douglas C. Chait, the Company's Vice President, Corporate Development and Secretary; (ii) 14,007 shares of Class A Common Stock to Donald J. Blankers, the Company's Chief Financial Officer; (iii) 696,150 shares of Class B Common Stock to Steve Bostic, the Company's Chairman and Chief Executive Officer; (iv) 696,150 shares of Class B Common Stock to Mr. Bostic's wife; and (v) 602,700 shares of Class B Common Stock to the Bostic Family Limited Partnership, of which Mr. Bostic is the General Partner.



     On October 8, 1996, Steve Bostic, the Chairman and Chief Executive Officer of the Company, loaned $205,041 to the Company on an interest-free basis, payable on demand. The Company utilized such funds to finance a portion of the College Acquisition. The Company repaid this loan in full on July 18, 1997.



     Mr. Bostic and Stephen G. Franklin, Sr., the President, Chief Academic Officer and a Director of the Company, are both members of, and serve as independent sales agents for, EduTrek Partners, LLC ("EduTrek Partners"). The Company has engaged EduTrek Partners to assist it in marketing and selling corporate education programs. The Company has agreed to pay EduTrek Partners or the independent sales agents employed by EduTrek Partners, a commission ranging from 10% to 30% of net revenues derived from corporate education program accounts secured by EduTrek Partners or the independent sales agents on behalf of the Company. On May 15, 1997, EduTrek Partners loaned $207,000 to the Company on an interest free basis, payable on demand. The Company utilized such funds for general corporate purposes. The Company intends to repay this loan in full prior to the closing of the Offering.



     The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey"), one of the Representatives of the Underwriters of this Offering, acted as the financial advisor for the Company in connection with the College Acquisition. As compensation for such financial advisory services and in lieu of Robinson-Humphrey's $500,000 advisory fee, the Company issued 350,000 shares of Class A Common Stock to Robinson-Humphrey on October 8, 1996. Robinson-Humphrey is a subsidiary of Smith Barney Inc., the other Representative of the Underwriters of this Offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information with respect to the beneficial ownership of shares of the Company's Class A Common Stock and Class B Common Stock as of August 1, 1997, and as adjusted to reflect the sale of the shares offered hereby, with respect to (i) the Selling Shareholder; (ii) each director of the Company; (iii) each of the Named Executive Officers; (iv) each person known by the Company to own beneficially more than 5.0% of the outstanding shares of the Common Stock; and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated shares.



                                          BENEFICIAL OWNERSHIP                                BENEFICIAL OWNERSHIP
                                         PRIOR TO THE OFFERING                                 AFTER THE OFFERING
                                    --------------------------------                    --------------------------------
                                    CLASS A    CLASS B                 CLASS A SHARES   CLASS A    CLASS B
                                    COMMON     COMMON                  TO BE SOLD IN    COMMON     COMMON
NAME OF BENEFICIAL OWNER(1)          STOCK      STOCK     PERCENT(2)    THE OFFERING     STOCK      STOCK     PERCENT(2)
---------------------------         -------   ---------   ----------   --------------   -------   ---------   ----------
Steve Bostic(3)...................       --   6,335,000      87.3%             --            --   6,335,000      66.0%
Stratford Capital Partners,
  L.P.(4).........................  444,318          --       5.8              --       444,318          --       4.4
The Robinson-Humphrey
  Company, Inc.(5)................  350,000          --       4.8              --       350,000          --       3.6
Atlantic Equity Corporation(6)....  257,110          --       3.5         257,110            --          --        --
Phillip J. Markert(7).............  210,000          --       2.9              --       210,000          --       2.2
GMM Investors SBIC, L.P.(8).......  177,723          --       2.4              --       177,723          --       1.8
Stephen G. Franklin, Sr.(9).......   21,000          --         *              --        21,000          --         *
Paul D. Beckham...................       --          --        --              --            --          --        --
Fred C. Davison...................       --          --        --              --            --          --        --
Gaylen D. Kemp....................       --          --        --              --            --          --        --
All executive officers and
  directors as a group (10
  persons)(10)....................  292,607   6,335,000      91.0%             --       292,607   6,335,000      68.8%


---------------

   * Less than 1%.
 (1) Pursuant to the rules of the Commission, certain shares of the Company's Class A Common Stock or Class B Common Stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) The percentages are based upon the aggregate number of shares of Class A and Class B Common Stock issued and outstanding as of August 1, 1997 and as adjusted for the Offering which amounts were 922,110 and 3,265,000 shares of Class A Common Stock as of August 1, 1997 and as adjusted for the Offering, respectively, and 6,335,000 shares of Class B Common Stock as of August 1, 1997 and as adjusted for the Offering.


 (3) Includes 2,866,150 shares of Class B Common Stock owned by Mr. Bostic's wife and 602,700 shares of Class B Common Stock owned by the Bostic Family Limited Partnership over which Mr. Bostic exercises voting and investment power. The beneficial ownership indicated represents 100% of the Class B Common Stock prior to and after the Offering. Mr. Bostic's business address is 3340 Peachtree Road, Suite 2000, Atlanta, Georgia 30326.

 (4) Represents shares issuable pursuant to presently exercisable warrants. The beneficial ownership indicated represents 32.5% and 12.0% of the Class A Common Stock prior to the Offering and after the Offering, respectively. The business address of Stratford is 200 Crescent Court, 16th Floor, Dallas, Texas 75201.
 (5) The Company and Robinson-Humphrey have entered into an anti-dilution rights agreement pursuant to which the number of shares owned by Robinson-Humphrey is subject to adjustment in the event that the Company grants rights or options (other than with respect to the Company's Incentive Plan and the warrants owned by Stratford and GMM) or issues or sells shares of Class A Common Stock for no consideration or at a price below certain specified levels. The beneficial ownership indicated represents 38.0% and 10.7% of the Class A Common Stock prior to the Offering and after the Offering, respectively. The business address of Robinson-Humphrey is 3333 Peachtree Road, Northeast, Atlanta, Georgia 30326.
 (6) Atlantic Equity Corporation is a wholly-owned subsidiary of NationsBank Corporation. The beneficial ownership indicated represents 27.9% and 0% of the Class A Common Stock prior to the Offering and after the Offering, respectively. The business address of Atlantic Equity Corporation is NationsBank Corporate Center, 100 North Tryon Street, NC1-007-23-01, Charlotte, North Carolina 28255.

 (7) The Company and Mr. Markert have entered into an anti-dilution rights agreement pursuant to which the number of shares owned by Mr. Markert is subject to adjustment in the event that the Company grants rights or options (other than with respect to the Company's Incentive Plan and the warrants owned by Stratford and GMM) or issues or sells shares of Class A Common Stock for no consideration or at a price below certain specified levels. The beneficial ownership indicated represents 22.8% and 6.4% of the Class A Common Stock prior to the Offering and after the Offering, respectively. Mr. Markert's business address is 3340 Peachtree Road, Suite 2000, Atlanta, Georgia 30326.

 (8) Represents shares issuable pursuant to presently exercisable warrants. The beneficial ownership indicated represents 16.2% and 5.2% of the Class A Common Stock prior to the Offering and after the Offering, respectively. The business address of GMM is 70 Walnut Street, Wellesley, Massachusetts 02181.

 (9) Represents shares issuable pursuant to stock options which are, by their terms, exercisable within 60 days. The beneficial ownership indicated represents 2.2% and 0.6% of the Class A Common Stock prior to the Offering and after the Offering, respectively.


(10) The beneficial ownership indicated represents 100% of the Class B Common Stock prior to and after the Offering and represents 30.8% and 8.9% of the Class A Common Stock prior to the Offering and after the Offering, respectively. Includes outstanding options to purchase 26,600 shares of Class A Common Stock held by certain executive officers and directors which are, by their terms, exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue up to 40,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock, and up to 5,000,000 shares of preferred stock. As of the date hereof, 922,110 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock are issued and outstanding, held by ten shareholders of record. No shares of preferred stock have been issued.

CLASS A AND CLASS B COMMON STOCK

     Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. All actions submitted to a vote of shareholders are voted on by holders of Class A and Class B Common Stock voting together as a single class, except as otherwise set forth below or provided by law.

     Conversion. Class A Common Stock has no conversion rights. A holder of Class B Common Stock may convert Class B Common Stock into Class A Common Stock, in whole or in part, at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. If at any time any shares of Class B Common Stock are transferred of record or beneficially to any person or entity other than Steve Bostic, Alice Jane Bostic, the Bostic Family Limited Partnership or a Permitted Transferee, such shares shall automatically be converted into an equal number of shares of Class A Common Stock.

     Dividends. Holders of Class A Common Stock are entitled to receive cash dividends on at least an equal per share basis as holders of Class B Common Stock if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. In the case of any dividend paid in stock, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock).

     Liquidation. Holders of Class A and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of Class A and Class B Common Stock in the event of liquidation.

     Limitation on Issuances of Additional Shares of Class. The Articles of Incorporation prohibit the Company from issuing additional Class B Common Stock to any person or entity other than Steve Bostic, Alice Jane Bostic, the Bostic Family Limited Partnership or a Permitted Transferee.


     Limitation on Changes to Relative Rights of Shareholders. The Articles of Incorporation limit the Company's authority to alter or change the relative rights, preferences, restrictions, dividend rights, voting powers and other powers given to the holders of the Class A and Class B Common Stock pursuant to the Articles of Incorporation. Any such alteration or change may be made only with the approval of sixty-six and two-thirds percent (66 2/3%) of the votes entitled to be voted by the holders of each class of stock to be adversely affected thereby, voting separately as classes. In the event that the Board of Directors declares a dividend or distribution payable in the Common Stock and there are an insufficient number of authorized Class B Common Stock shares available for such stock dividend or distribution, the holders of Class B Common Stock may vote to increase the authorized number of shares of Class B Common Stock to the number sufficient to permit the issuance of the stock dividend or distribution, without submitting such vote for approval by shareholders of the Class A Common Stock.


     Other Terms. Shares of the Class B Common Stock may not be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the shares of Class A Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     The rights, preferences and privileges of holders of both classes of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action of the shareholders of the Company, to issue up to 5,000,000 shares of preferred stock in classes or series and to fix the voting powers, designations, preferences or other rights of the shares of each such class or series and qualifications, limitations and restrictions thereon. Such preferred stock may rank prior to both classes of Common Stock as to dividend rights, liquidation preferences or both and may have full or limited voting rights.

     The Company has no present plans to issue any shares of the preferred stock.

WARRANTS TO PURCHASE CLASS A COMMON STOCK


     Pursuant to the financing provided in connection with the College Acquisition, on October 8, 1996 the Company issued warrants to purchase an aggregate of 622,041 shares of Class A Common Stock (the "Warrants"). The Warrants have an exercise price of $.01 per share, are presently exercisable, and expire five years following the date that the Subordinate Debt is repaid in full. See "Use of Proceeds." The number of shares subject to and the exercise price of the Warrants are subject to adjustment under certain circumstances including, among others, stock splits, dividends, distributions and combinations. A further adjustment is provided in the event of the granting of rights or options (other than with respect to the Company's Incentive Plan) or the issuance or sale by the Company of shares of Class A Common Stock for no consideration or at a price below that specified in the Warrant agreements. The holders of the Warrants also have certain registration rights with respect to the shares of Class A Common Stock underlying such Warrants. See "Shares Eligible For Future Sale -- Registration Rights."


CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

     Authorized but Unissued Stock. The Articles of Incorporation provide the Board of Directors the ability to issue additional shares of Class A Common Stock and shares of preferred stock and to set the voting rights, preferences and other terms of such preferred stock. This ability afforded to the Board of Directors by the Articles of Incorporation may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Class A Common Stock, which may result from actual or rumored takeover attempts, may be inhibited.

     Indemnification. The Articles of Incorporation generally provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Georgia law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Articles of Incorporation also provide that the right of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

     Limitation of Directors' Liability. The Company's Articles of Incorporation eliminate, subject to certain exceptions, the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director. The Articles of Incorporation do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company,
(ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. In addition, the Company's Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to the best interests of the Company, and with respect to criminal proceedings, if the director has no reasonable cause to believe his or her conduct was unlawful. These provisions of the Articles of Incorporation and Bylaws will limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions.

TRANSFER AGENT AND REGISTRAR

     SunTrust Bank, Atlanta, Georgia, will be the Transfer Agent and Registrar for the Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 3,265,000 shares of Class A Common Stock, assuming no exercise of the Underwriters' over-allotment option, and 6,335,000 shares of Class B Common Stock. See "Underwriting." Of these shares, all of the 2,600,000 shares of Class A Common Stock sold in this Offering will be freely transferable without restriction or limitation under the Securities Act except for any shares purchased by affiliates of the Company within the meaning of Rule 144. The remaining 665,000 shares of Class A Common Stock (including 6,335,000 shares of Class A Common Stock into which the Class B Common Stock is convertible) are "restricted" shares within the meaning of Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144.

     Beginning 90 days after the date of this Prospectus, approximately all of the Restricted Shares will be eligible for sale in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has held Restricted Shares for at least one-year (as computed under Rule 144), and any affiliate of the Company who holds non-Restricted Shares, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1.0% of the then outstanding shares of the Company's Class A Common Stock (approximately 32,650 shares after giving effect to this Offering) and (ii) the average weekly trading volume in the Company's Class A Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, the filing of a notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has held Restricted Shares for at least two-years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Rule 144A under the Securities Act permits the immediate sale by the current holders of Restricted Shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A.


     Prior to this Offering, there has been no public market for the Class A Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Class A Common Stock. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market may have an adverse impact on such market price.



     The Company, the holders of warrants to purchase an aggregate of 622,041 shares of Class A Common Stock and the Company's executive officers, directors and shareholders (who beneficially own in the aggregate 948,710 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock) have agreed not to
(i) sell, pledge, offer to sell, solicit an offer to buy, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock (other than the shares offered by the Company and the Selling Shareholder in this Offering), or any securities convertible into or exercisable or exchangeable for Class A Common Stock, (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Class A Common Stock, or (iii) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of Smith Barney Inc. (the "Lock-up Period"). Following the Lock-up Period, the shares of Class A Common Stock will be eligible for sale in the public market, subject to the conditions and restrictions of Rule 144, as described above.

REGISTRATION RIGHTS


     The holders of the Warrants and the 350,000 shares of Class A Common Stock issued to Robinson-Humphrey (the "Robinson-Humphrey Shares") have certain rights with respect to the registration under the Securities Act of shares of Class A Common Stock owned by them from time to time (the "Registerable Securities"). Each holder of Registerable Securities has demand registration rights commencing from and after the effective date of the first registration statement filed by the Company in connection with the public offering of its securities. The holders of a majority of each of the Robinson-Humphrey Shares and the Warrants are entitled to request one long-form registration in which the Company pays all registration expenses, except underwriting discounts and commissions, and an unlimited number of short-form registrations on Form S-3 in which the holders of Registerable Securities pay their pro-rata share of registration expenses, provided that the Registerable Securities to be registered thereon are expected to have an aggregate disposition price of at least $500,000. Each holder of Registerable Securities also has piggyback registration rights, subject to certain limitations, in the event the Company proposes to register any sale of any of its securities for its own account or for the account of its shareholders. The Company is obligated to bear all expenses in connection with the registration of the Registerable Securities pursuant to its piggyback registration obligations, except underwriting discounts and commissions.

                                  UNDERWRITING

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholder have agreed to sell to such Underwriter, the number of shares of Class A Common Stock set forth below opposite the name of such Underwriter.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Smith Barney Inc. ..........................................
The Robinson-Humphrey Company, Inc. ........................

          Total.............................................  2,600,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and Robinson-Humphrey are acting as Representatives, propose to offer part of the shares of the Class A Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price that represents a concession not in excess of $          per share under
the public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters. The Representatives have advised the Company that the Underwriters do not intend to confirm sales of any shares of Class A Common Stock to any accounts over which they exercise discretionary authority.


     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the Offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Class A Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market in order to cover syndicate short positions. Syndicate short positions may also be covered by exercise of the Underwriters' over-allotment option described below in lieu of or in addition to open market purchases. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when shares of the Class A Common Stock originally sold by such syndicate member were purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 390,000 additional shares of Class A Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Class A Common Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock listed in such table.


     Prior to this Offering, there has not been any public market for the Class A Common Stock. The initial public offering price for the shares of Class A Common Stock will be determined by negotiations between the Company and the Representatives and will not be based upon any independent appraisal or valuation of the Company. Among the factors to be considered in determining such price are the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the state of the economy in the United States and the level of economic activity in the industry in which the Company competes and in related or comparable industries at the time of the Offering, and prevailing conditions in the securities markets at the time of the Offering, including market valuations of publicly traded companies which the Company and the Representatives believe to be comparable to the Company.



     The Company, the holders of warrants to purchase an aggregate of 622,041 shares of Class A Common Stock and the Company's executive officers, directors and shareholders, who beneficially own in the aggregate 948,710 shares of Class A Common Stock and 6,335,000 shares of Class B Common Stock (approximately 39.7% of the outstanding Class A Common Stock and 100% of the Class B Common Stock) have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc. (i) sell, pledge, offer to sell, solicit an offer to buy, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock (other than the shares offered by the Company and the Selling Shareholder in this Offering), or any securities convertible into or exercisable or exchangeable for Class A Common Stock, (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Class A Common Stock, or (iii) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock.



     From time to time in the ordinary course of their respective businesses, Smith Barney Inc. and Robinson-Humphrey, each a Representative of the Underwriters in this Offering, have provided and may in the future provide investment banking or other services to the Company. Robinson-Humphrey acted as the financial advisor for the Company in connection with the College Acquisition. As compensation for such financial advisory services and in lieu of Robinson-Humphrey's $500,000 advisory fee, the Company issued 350,000 shares of Class A Common Stock to Robinson-Humphrey on October 8, 1996. Robinson-Humphrey is a subsidiary of Smith Barney Inc.


     The Company has applied for listing of the Class A Common Stock on the Nasdaq National Market.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.


                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Certain legal matters in connection with this Offering are being passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS


     The consolidated balance sheet as of May 31, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for the period from July 1, 1996 to May 31, 1997 of the Company and the consolidated balance sheet as of May 31, 1996 and the consolidated statements of operations, shareholders' deficit and cash flows for each of the two years ended May 31, 1996 and for the period from June 1, 1996 to October 8, 1996 of the Predecessor have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Prospectus and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are necessarily summaries of such documents. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                     CONSOLIDATED FINANCIAL STATEMENTS FOR


                          EDUTREK INTERNATIONAL, INC.



                                                              PAGE
                                                              ----
EDUTREK INTERNATIONAL, INC.:
Independent Auditors' Report................................   F-2
Consolidated Balance Sheet at May 31, 1997..................   F-3
Consolidated Statement of Operations -- Period from July 1,
  1996 (Date of Formation) to May 31, 1997..................   F-4
Consolidated Statement of Changes in Shareholders'
  Equity -- Period from July 1, 1996 (Date of Formation) to
  May 31, 1997..............................................   F-5
Consolidated Statement of Cash Flows -- Period from July 1,
  1996 (Date of Formation) to May 31, 1997..................   F-6
Notes to Consolidated Financial Statements..................   F-7
CONSOLIDATED FINANCIAL STATEMENTS FOR AMERICAN EUROPEAN
  CORPORATION AND SUBSIDIARIES:
Independent Auditors' Report................................  F-17
Consolidated Balance Sheet at May 31, 1996..................  F-18
Consolidated Statements of Operations -- Period from June 1,
  1996 to October 8, 1996 and the Two Years Ended May 31,
  1996......................................................  F-19
Consolidated Statements of Changes in Shareholders'
  Deficit -- Period from June 1, 1996 to October 8, 1996 and the Two Years Ended May 31, 1996..........................  F-20
Consolidated Statements of Cash Flows -- Period from June 1,
  1996 to October 8, 1996 and the Two Years Ended May 31,
  1996......................................................  F-21
Notes to Consolidated Financial Statements..................  F-22

                          INDEPENDENT AUDITORS' REPORT



Board of Directors of EduTrek International, Inc.:



     We have audited the accompanying consolidated balance sheet of EduTrek International, Inc. ("the Company") and its subsidiaries as of May 31, 1997 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the period from July 1, 1996 (date of formation) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of May 31, 1997 and the results of their operations and their cash flows for the period from July 1, 1996 (date of formation) to May 31, 1997 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP


Atlanta, Georgia


July 18, 1997

                          EDUTREK INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET


                                  MAY 31, 1997



                                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   677,838
  Accounts receivable (less allowance for doubtful accounts
     of $33,000)............................................      272,354
  Deferred income taxes.....................................      150,956
  Other.....................................................      223,824
                                                              -----------
          Total current assets..............................    1,324,972
PROPERTY, PLANT, AND EQUIPMENT -- Net of accumulated
  depreciation..............................................    4,737,211
GOODWILL -- Net of accumulated amortization of $695,603.....   39,611,178
DEFERRED FINANCING COSTS -- Net of accumulated amortization
  of $164,736...............................................    1,156,171
OTHER.......................................................      841,566
                                                              -----------
                                                              $47,671,098
                                                              ===========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 1,500,815
  Accrued expenses..........................................    1,166,848
  Value-added tax payable...................................      605,914
  Unearned revenues.........................................    3,997,568
  Income taxes payable......................................    1,756,219
  Current maturities -- long-term debt......................    2,014,120
                                                              -----------
          Total current liabilities.........................   11,041,484
LONG-TERM DEBT -- Less current maturities...................   27,649,239
DUE TO AFFILIATES...........................................      412,042
OTHER LIABILITIES...........................................      691,843
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS' EQUITY:
  Common stock, Class A voting, one vote per share, without
     par value, 40,000,000 shares authorized, 665,000 issued
     and outstanding........................................    1,286,744
  Common stock, Class B voting, ten votes per share, without par value, 10,000,000 shares authorized, 6,335,000
     issued and outstanding.................................    4,000,000
  Common stock warrants.....................................      676,946
  Foreign currency translation..............................      147,296
  Retained earnings.........................................    1,765,504
                                                              -----------
          Total shareholders' equity........................    7,876,490
                                                              -----------
                                                              $47,671,098
                                                              ===========


                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS


          PERIOD FROM JULY 1, 1996 (DATE OF FORMATION) TO MAY 31, 1997



NET REVENUES................................................  $23,589,904
OPERATING EXPENSES:
  Cost of education and facilities..........................    9,013,877
  Selling and promotional expenses..........................    2,427,980
  General and administrative expenses.......................    5,468,215
  Amortization of goodwill..................................      695,603
                                                              -----------
     Total operating expenses...............................   17,605,675
                                                              -----------
INCOME FROM CAMPUS OPERATIONS...............................    5,984,229
INCOME FROM MANAGEMENT AGREEMENT............................      478,955
                                                              -----------
INCOME FROM OPERATIONS......................................    6,463,184
INTEREST EXPENSE............................................    2,498,805
OTHER INCOME -- Net.........................................       19,405
                                                              -----------
INCOME BEFORE INCOME TAXES..................................    3,983,784
PROVISION FOR INCOME TAXES..................................   (1,981,094)
                                                              -----------
NET INCOME..................................................  $ 2,002,690
                                                              ===========
NET INCOME PER SHARE........................................  $      0.24
                                                              ===========
WEIGHTED AVERAGE COMMON SHARES AND COMMON EQUIVALENTS
  OUTSTANDING...............................................    8,267,033
                                                              ===========


                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


          PERIOD FROM JULY 1, 1996 (DATE OF FORMATION) TO MAY 31, 1997



                               COMMON STOCK --                                            FOREIGN
                              NUMBER OF SHARES          COMMON STOCK          COMMON     CURRENCY
                             -------------------   -----------------------    STOCK     TRANSLATION    RETAINED
                             CLASS A    CLASS B     CLASS A      CLASS B     WARRANTS   ADJUSTMENT     EARNINGS      TOTAL
                             -------   ---------   ----------   ----------   --------   -----------   ----------   ----------
Issuance of Common Stock --
  July 1, 1996.............            2,240,000                $1,000,000                                         $1,000,000
Issuance of Common Stock in
  connection with the
  acquisition of Edutrek
  Systems, Inc.............  105,000   1,995,000                                                      ($ 237,186)    (237,186)
Sale of Common Stock in
  connection with
  acquisition of
  Predecessor..............            2,100,000                 3,000,000                                          3,000,000
Issuance of Common Stock in
  exchange for certain
  fees.....................  350,000               $  500,000                                                         500,000
Issuance of warrants in
  connection with
  acquisition of
  Predecessor..............                                                  $676,946                                 676,946
Issuance of Common Stock in
  exchange for stock of the
  Predecessor..............  210,000                  786,744                                                         786,744
Foreign currency
  translation..............                                                              $147,296                     147,296
Net income.................                                                                            2,002,690    2,002,690
                             -------   ---------   ----------   ----------   --------    --------     ----------   ----------
BALANCE -- May 31, 1997....  665,000   6,335,000   $1,286,744   $4,000,000   $676,946    $147,296     $1,765,504   $7,876,490
                             =======   =========   ==========   ==========   ========    ========     ==========   ==========



                See notes to consolidated financial statements.

                           EDUTREK INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                PERIOD FROM JULY 1, 1996 (DATE OF FORMATION) TO


                                  MAY 31, 1997



OPERATING ACTIVITIES:
  Net income................................................  $  2,002,690
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization..........................     1,626,054
     Amortization of loan discount..........................       145,862
     Decrease in accounts receivable........................     1,459,788
     Increase in accounts payable and accrued liabilities...       796,023
     Decrease in unearned revenues..........................    (6,508,492)
     Decrease in value-added taxes payable..................      (322,687)
     Increase in income taxes payable.......................     1,537,146
     Decrease in deferred taxes.............................       224,875
     Other..................................................       394,453
                                                              ------------
          Net cash provided by operating activities.........     1,355,712
INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment...............      (681,081)
  Acquisition of predecessor................................   (30,746,448)
                                                              ------------
          Net cash used in investing activities.............   (31,427,529)
FINANCING ACTIVITIES:
  Proceeds from long-term borrowings........................    29,116,754
  Principal repayments on long-term debt....................       (25,682)
  Net payments -- line-of-credit............................      (938,457)
  Principal payments under capital lease obligations........       (51,827)
  Proceeds from issuance of Common Stock....................     4,000,000
  Increase in deferred loan costs...........................    (1,320,907)
                                                              ------------
          Net cash provided by financing activities.........    30,779,881
     Effect of exchange rate changes on cash................       (30,226)
                                                              ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................       677,838
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................            --
  End of period.............................................  $    677,838
                                                              ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (in
  $000s):
  Cash paid during the period for:
     Interest...............................................  $      1,690
                                                              ------------
     Income taxes...........................................  $         45
                                                              ------------
NONCASH INVESTING AND FINANCING TRANSACTIONS (in $000s):
  Assumption of debt in connection with acquisition of the
     predecessor............................................  $      3,308
                                                              ============
  Recording of aircraft and related assets in connection
     with the acquisition of the majority interest in Flight
     Enterprises LLC........................................  $      1,511
                                                              ============
  Assumption of aircraft-related debt.......................  $      1,565
                                                              ============
  Investment banker's fees paid with Company Common Stock...  $        500
                                                              ============
  Stock exchanged for predecessor stock.....................  $        787
                                                              ============
  Equipment acquired under capital lease arrangements.......  $        209
                                                              ============


                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                   AS OF MAY 31, 1997 AND FOR THE PERIOD FROM


                JULY 1, 1996 (DATE OF FORMATION) TO MAY 31, 1997



1.  ORGANIZATION AND BUSINESS


     Formation and Acquisition -- EduTrek International, Inc. (the "Company"), formerly known as E Holdings, Inc. was formed on July 1, 1996 for the purpose of acquiring and operating American European Corporation ("American European") and its affiliates and until October 1996 its operations were not significant. On October 8, 1996, the Company acquired all of the outstanding stock of American European, its subsidiary American College in London, Ltd. U.S., as well as 85% of the membership interest of the American European Middle East Corporation ("AEMEC"), a Georgia limited liability company. American European, American College in London, Ltd. U.S., and AEMEC are collectively referred to herein as the "Predecessor." The College is an international postsecondary educational institution with campuses in Atlanta, Los Angeles, London, and Dubai, United Arab Emirates. The College is accredited by the Commission on Colleges of the Southern Association of Colleges and Schools. The Atlanta and Los Angeles campuses are approved by the U.S. Department of Education for participation in Title IV student financial assistance programs and are approved by the U.S. Department of Justice to accept foreign students. The College's business is seasonal in nature with the majority of revenues being earned between October and May. The accompanying financial statements include the operating results of the College from the date of acquisition. On October 8, 1996, the Company also acquired the outstanding shares of EduTrek Systems, Inc. ("EduTrek Systems"), which owned a 50% interest in its affiliate, Flight Enterprises LLC for 105,000 and 1,995,000 shares of the Company's Class A and Class B Common Stock, respectively. The acquisition of EduTrek Systems was accounted for in a manner similar to a pooling-of-interests as the Company and EduTrek Systems were under common control by virtue of ownership by the same individual. The results of operations of the Company include losses arising from the operation of EduTrek Systems of approximately $380,000 for the period July 1, 1996 to May 31, 1997. Financial information for EduTrek Systems is not included prior to July 1, 1996. In 1994, 1995, and for the period ended October 8, 1996, EduTrek Systems incurred losses of $312,954, $584,627, and $819,430, respectively. Such amounts are not considered to be relevant to the Company and the Predecessor because in prior years EduTrek Systems had no revenues and existed solely to provide a corporate structure through which its controlling shareholder could pursue a variety of opportunities and activities. The Company, through EduTrek Systems, now also licenses, acquires, develops, and implements corporate education programs.



     The cash portion of the purchase price of approximately $38 million exclusive of liabilities assumed (including $1.8 million of fees and other costs directly associated with the acquisition) was funded primarily through capital contributions in the amount of $4.5 million, proceeds from borrowings of $21 million under a senior credit agreement and $7 million under a subordinated note payable. Proceeds from the capital contributions and borrowings were also used to retire existing indebtedness of the Predecessor at closing in the amount of $2,615,416. One former shareholder of the Predecessor received 210,000 shares of Class A Common Stock in the acquisition and certain lenders in the transaction received an aggregate of 879,151 warrants to acquire shares of Class A Common Stock in the future (see Note 6).


     The Company's acquisition of the Predecessor has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the Predecessor's identifiable assets and liabilities based on estimated fair values at the acquisition date. The excess of the purchase price over the fair value of the Predecessor's identifiable net assets has been classified as goodwill.

     The purchase price, net of noncash items totaling approximately $1.5 million, of the Predecessor has been allocated as follows (in millions):

Current assets..............................................  $  3.9
Property, plant, and equipment..............................     3.1
Goodwill....................................................    40.4
Other assets................................................     2.1
Liabilities assumed.........................................    13.0

                          EDUTREK INTERNATIONAL, INC.

     Also in connection with the purchase, American European entered into consulting and employment agreements with the selling shareholders and an officer of American European.



     Edutrek Systems owned a 50% interest in Flight Enterprises LLC which was accounted for under the equity method of accounting. On October 15, 1996, the Company acquired the remaining 50% interest in Flight Enterprises LLC by assuming a note payable in the amount of $1,535,000 (see Note 4). The Company, through Flight Enterprises LLC, owns an aircraft and an interest in a partnership which controls a hangar.



     Government Regulation -- The Company and The American College are subject to extensive regulation by federal, state, and foreign governmental agencies, and accrediting agencies. In particular, the Higher Education Act of 1965, as amended, (the "HEA") and the regulations promulgated thereunder by the U. S. Department of Education (the "Regulations") set forth numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the HEA ("Title IV Programs"). For example, the HEA and the Regulations: (i) establish certain financial responsibility and administrative capability, (ii) establish maximum acceptable rates of default by students on federally guaranteed or funded student loans,
(iii) restrict the ability of a school or its parent corporation to engage in certain types of transactions that would result in a change in ownership and control of that school or corporation, (iv) limit the proportion of school revenues that may be derived from Title IV Programs, and (v) prohibit the payment of certain types of incentives to personnel engaged in student recruiting and admissions activities.



     The failure by The American College to comply with applicable federal, state, or accrediting agency requirements could result in the limitation, suspension, or termination of the ability of The American College's campuses to participate in Title IV Programs or the loss of state licensure or accreditation. Given that approximately 27% of the Company's revenues are indirectly derived from Title IV Programs, the loss of or a significant reduction in Title IV Program funds would have a material adverse effect on the Company's revenues and cash flow because The American College's student enrollment would likely decline as a result of its students' inability to finance their education without the availability of Title IV Program funds.



     The financial responsibility standards are applied to the Company on a consolidated basis in evaluating the financial condition of The American College. Based on the consolidated financial statements of the Company as of May 31, 1997, The American College does not satisfy either the acid test ratio of 1:1 or the positive tangible net worth test, as defined. As of May 31, 1997, the Company's acid test ratio was .086 and the Company had a negative tangible net worth of approximately $33.6 million. Notwithstanding such noncompliance, the Company has maintained The American College's eligibility to continue participating in Title IV Programs by posting an irrevocable letter of credit in the amount of $3.75 million in favor of the U.S. Department of Education, which amount is approximately 50% of the Company's 1996 Title IV Program funds received by students enrolled at The American College. The letter of credit was posted on March 19, 1997, and will expire on March 31, 1998. Because the amount of the letter of credit is based on the amount of the Title IV Program funds received by The American College's students, to the extent that such funds have increased during 1997, the Company may be required to increase the letter of credit on or around March 19, 1998, the date the U.S. Department of Education reassesses the College's compliance with the financial responsibility standards.


2.  SIGNIFICANT ACCOUNTING POLICIES


     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company, American European, the American College in London Ltd. U.S., AEMEC (85% owned by the Company and 15% owned by an affiliate of the Predecessor's majority shareholder), and the American College in London, Ltd., a registered British corporation that is wholly owned by The American College in London, Ltd. U.S. Significant intercompany accounts and transactions have been eliminated in consolidation.

                          EDUTREK INTERNATIONAL, INC.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- The Company considers cash equivalents to be all demand deposits and highly liquid unrestricted investments with an original maturity of three months or less which can be readily converted to cash on demand without penalty.


     Cash at May 31, 1997 includes approximately $442,000, which is restricted to expenditures for scholarships and other awards to students. A corresponding liability has been recorded for these funds until they are disbursed.


     Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation. Depreciation on furniture, fixtures, and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from seven to ten years. Amortization of leasehold improvements and leasehold interest is computed using the straight-line method over the various lease terms. Amortization of capital leases, computed using the straight-line method is included in depreciation and amortization expense. Textbooks are amortized using the straight-line method over a three to six year period, their anticipated useful lives. The aircraft is depreciated over 10 years on the double declining balance method.

     Intangible Assets -- Goodwill is amortized over 40 years using the straight-line method. Debt issue costs are amortized over five years. The Company periodically assesses the recoverability of goodwill based on judgments as to future undiscounted cash flows from operations.

     Impairment of Long-Lived Assets -- The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." Under this method, the Company is required to review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All long-lived assets to be disposed of will be reported at the lower of carrying amount or fair value less cost to sell.

     Unearned Revenues -- Unearned revenues represent the portion of student tuition, fees, and dorm payments received in advance of services being performed.

     Income Taxes -- Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying currently enacted statutory rates to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.


     Net Income Per Share -- Net income per share is computed by dividing net income by the number of weighted average common shares outstanding. In accordance with the rules of the Securities and Exchange Commission, all shares of Common Stock issued prior to the Company's initial public offering and all options and warrants outstanding are included in weighted average shares outstanding as if they were issued at the Company's formation on July 1, 1996.



     The Financial Accounting Standards Board has issued SFAS 128, "Earnings Per Share." This statement simplifies the standards for computing earnings per share previously found in APB 15, "Earnings Per Share." SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share and requires the presentation of diluted earnings per share for all entities with complex capital structures. The statement is not effective for the Company until the year ended May 31, 1998.

                          EDUTREK INTERNATIONAL, INC.

     Stock-Based Compensation -- SFAS 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based compensation plans. SFAS 123 is effective for the Company's fiscal year ending May 31, 1997 and includes fair value recognition provisions for stock-based compensation which are elective for employee arrangements and required for nonemployee transactions. For the employee arrangements, management has elected to apply the intrinsic value method in accordance with APB 25 and, accordingly, has elected to disclose net income and earnings per share as if the fair value method of accounting defined in SFAS 123 had been applied. There are no nonemployee arrangements.


     Common Stock Warrants -- Common stock warrants are classified as a component of permanent capital (see Note 6).



     Foreign Currency Translation -- Assets and liabilities of the Company's United Kingdom operations are translated from Pounds Sterling into U.S. dollars at the rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly exchange rates prevailing during the period. Resulting translation differences are recognized as a component of shareholders' equity. Foreign currency translation gains and losses are immaterial to the accompanying financial statements.



     Fair Value of Financial Instruments -- Management has reviewed the various assets and liabilities of the Company in accordance with SFAS 107, "Disclosures About Fair Values of Financial Instruments." Management has concluded that substantially all of the Company's financial instruments have terms such that their book value approximates fair value. The subordinate loan described in Note 5 has not been fair valued due to its relatively specific terms related to the initial capitalization of the Company. Developing a fair value for the instrument is not considered practicable by management because of the lack of directly comparable transactions.


3.  OTHER CURRENT ASSETS


     Other current assets at May 31, 1997 consist of the following:



Prepaid rent................................................  $ 89,638
Other.......................................................   134,186
                                                              --------
                                                              $223,824
                                                              ========


4.  PROPERTY, PLANT, AND EQUIPMENT


     Property, plant, and equipment at May 31, 1997 is summarized as follows:



Furniture, fixtures, and equipment..........................  $2,325,359
Aircraft and related assets.................................   1,510,455
Leasehold improvements......................................   1,061,304
Library and textbooks.......................................     605,808
                                                              ----------
                                                               5,502,926
Less accumulated depreciation and amortization..............     765,715
                                                              ----------
                                                              $4,737,211
                                                              ==========



     Depreciation expense for property, plant, and equipment was $765,715 for the period from July 1, 1996 to May 31, 1997.

                          EDUTREK INTERNATIONAL, INC.

5.  LONG-TERM DEBT AND REVOLVING LOAN PAYABLE

     Long-term debt at May 31, 1997 is summarized as follows :


Senior Credit Agreement -- Term loan (net of debt discount
  of $154,263)..............................................  $20,845,737
Subordinate Loan (net of debt discount of $376,822).........    6,623,178
Loan Secured by Aircraft....................................    1,565,000
Capital Lease Obligations...................................      603,762
Other.......................................................       25,682
                                                              -----------
                                                               29,663,359
Less current portion........................................    2,014,120
                                                              -----------
                                                              $27,649,239
                                                              ===========


     During October 1996, the Company entered into various borrowing arrangements in connection with its acquisition of the Predecessor. The principal terms of such arrangements are summarized as follows:

SENIOR CREDIT AGREEMENT


     The Company has a Senior Credit Agreement with a bank which provides for term loans of $21,000,000 and $500,000: revolving loans up to $2,500,000 (through September 1997), $1,750,000 (from October 1997 through September 1998), and $1,000,000 (from October 1998 through October 8, 1999); and letters of credit not to exceed the lesser of $4,000,000 or 50% of aggregate amount of U.S. Department of Education Title IV, program funds received by the Company during the most recent complete award year.



     The term loan of $21,000,000 is payable as to interest only through July 31, 1997 and in twenty-two quarterly principal payments of $875,000 plus interest beginning October 1997 with a final principal payment of $1,750,000 plus accrued interest due March 31, 2003. The principal payments are due on January 31, April 30, July 31, and October 31. The principal balance of the loan is recorded net of discount of $154,263 at May 31, 1997. The loan was discounted at issuance date by $172,148, which represents the fair value of warrants issued in connection with this debt (see Note 6).


     The term loan of $500,000 may be funded in up to six advances of no less than $50,000 each during the period October 8, 1996 through October 30, 1997. The term loan is payable as to interest only on a quarterly basis through July 1997 and in twenty equal quarterly principal payments plus interest during the period October 31, 1997 through October 31, 2002.


     If certain conditions are met by the Company, the term loans are convertible by the Company into Base Rate Loans (which bear interest at the bank's base rate plus 1.25%) or LIBOR Loans (which bear interest at the adjusted LIBOR rate plus 4.2%) or Treasury Rate Loans (which bear interest at the Treasury Rate plus 4.5%). Outstanding term loans were $21,000,000 which bear interest at 9.75% at May 31, 1997.



     The Agreement provides that the Company have no outstanding revolving loans for two periods of thirty consecutive days during each full calendar year that the agreement is in effect. Revolving loans bear interest at the bank's rate plus 1% payable quarterly. Revolving loan borrowings under the revolving loan agreement at May 31, 1997 were $0.



     Issued letters of credit bear usage fees of 4% per annum. As of May 31, 1997, two letters of credit were outstanding in the amount of $3,950,000.



     Borrowings under the Senior Credit Agreement are secured by all assets of the Company and all of the issued and outstanding Common Stock of the Predecessor.


     The Senior Credit Agreement contains financial covenants which include limits on annual capital expenditures, purchase money indebtedness and operating lease payments. Additionally, the Company is

                          EDUTREK INTERNATIONAL, INC.

required to maintain a debt to equity ratio, a minimum total capitalization amount and debt service coverage, and interest coverage ratios. At May 31, 1997, the Company was not in compliance with certain provisions of its loan agreements. Such non-compliance was subsequently waived by the lender in July 1997.


SUBORDINATE LOAN AND WARRANT PURCHASE AGREEMENT


     In connection with the acquisitions discussed in Note 1, the Company entered into a Subordinate Loan and Warrant Purchase Agreement (the "Subordinate Loan Agreement") with a Small Business Investment Company (the "SBIC"). The SBIC loaned $7,000,000 to the Company under a subordinated note payable by the Company. The principal balance of the loan is recorded net of discount of $376,822 at May 31, 1997. The loan was discounted at issuance date by $416,488, the fair value of warrants issued in connection with this debt.


     Interest on the subordinate note is payable at 13% on a quarterly basis beginning December 1996 until October 2003 when the principal balance is payable in full. Optional principal prepayments in multiples of $500,000 are permitted; however, penalties are provided if such prepayments are made prior to October 2001. Mandatory prepayments are required should certain future events, as defined, occur.


     The Subordinate Loan Agreement contains financial covenants which include limits on annual capital expenditures and operating lease payments, maximum debt to equity ratio and minimum total capitalization amount and debt service coverage and interest coverage ratios. At May 31, 1997, the Company was not in compliance with certain provisions of its loan agreements. Such noncompliance was subsequently waived by the lender in July 1997.


LOAN SECURED BY AIRCRAFT


     The acquisition of the aircraft was financed via a bank note which is payable as to interest only through January 31, 1998. Thereafter, a 5% principal paydown is due and the balance of the note is converted to an amortizing term loan payable in 76 monthly installments. Interest is computed at a rate based on LIBOR plus 2.8%. The rate of interest at May 31, 1997 was 8.49%.



     Future maturities of long-term debt excluding capital lease obligations for years ending May 31 are as follows:



1998........................................................  $ 1,775,682
1999........................................................    2,625,000
2000........................................................    2,781,500
2001........................................................    2,859,756
2002........................................................    2,859,756
Thereafter..................................................   16,688,988
                                                              -----------
                                                              $29,590,682
                                                              ===========


6.  REDEEMABLE COMMON STOCK WARRANTS


     In connection with the Senior Credit Agreement, a bank received warrants to purchase 257,110 shares of the Company's Class A Common Stock. The warrants are exercisable in whole or in part until October 2006 at an exercise price of $.0014 per share, which is subject to adjustment should future events, as defined, occur. A previously existing put right has been eliminated through amendment of the loan agreement and the warrants have been classified as equity instruments at their fair value at date of issue.

                          EDUTREK INTERNATIONAL, INC.

     Similarly, the SBIC received warrants to purchase 622,041 shares of the Company's Class A Common Stock. The warrants are exercisable in whole or in part until October 2008 at a per share price of $.0014, which is subject to adjustment should future events, as defined, occur. A previously existing put right has been eliminated through amendment of the loan agreement and the warrants have been classified as equity instruments at their fair value at date of issue.


7.  EMPLOYEE BENEFIT PLAN


     The Company maintains a qualified 401(K) Plan available to full-time employees who meet the Plan's eligibility requirements. This Plan, which is a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on an allocated portion of a discretionary annual contribution. Company contributions to the Plan for matching of employee contributions were approximately $50,780 for the period from October 8, 1996 to May 31, 1997, respectively.


8.  LEASES

     The Company leases office and college space, dormitories, and various items of equipment under lease agreements with varying expiration dates through November 2005. Many of the lease agreements contain renewal clauses with various terms; however, none of the leases contain any significant restrictions. Several of the lease agreements contain provisions for rent escalations which are either tied to the Consumer Price Index or require a specific percentage increase annually. These leases are classified as operating leases.


     The Company also leases various other assets under agreements which are classified as capital leases. The net book value of these assets at May 31, 1997 was as follows:



Furniture, fixtures and equipment...........................  $895,076
Less accumulated amortization...............................    52,226
                                                              --------
                                                              $842,850
                                                              ========



     For years ending May 31, future minimum lease payments and present value of net minimum lease payments under capital leases and future minimum lease payments under noncancellable operating leases are as follows:



                                                              CAPITAL     OPERATING
                                                               LEASES      LEASES
                                                              --------   -----------
Year ending May 31, 1998....................................  $295,830   $ 2,299,360
1999........................................................   207,904     2,177,304
2000........................................................   150,324     1,891,838
2001........................................................    51,050     1,576,850
2002........................................................               1,560,375
Thereafter..................................................               7,935,464
                                                              --------   -----------
  Total minimum lease payments..............................   705,108   $17,441,191
                                                                         ===========
Less amount representing interest...........................   101,346
                                                              --------
  Present value of net minimum lease payments...............  $603,762
                                                              ========

                          EDUTREK INTERNATIONAL, INC.

9.  CONSULTING AND EMPLOYMENT AGREEMENTS


     In connection with the acquisition of the Predecessor, the Company entered into consulting and employment agreements with the selling shareholders and other officers of American European. For the year ended May 31, 1997, such payments, which were charged to operations, totaled $705,000. Future payments under these agreements for the years ending May 31 are as follows:



1998........................................................  $705,000
1999........................................................   656,000
2000........................................................   588,000
2001........................................................   196,000



     Of the above amounts, approximately $121,333 of future payments relate to a continuing officer of the Company. Amounts paid to such officer totalled approximately $18,667 for the period from October 8, 1996 (date of formation) to May 31, 1997.


10.  INCOME TAXES


     Income tax expense for the period from July 1, 1996 (date of formation) to May 31, 1997 consists of:



Current:
  Federal...................................................  $1,423,148
  State.....................................................     333,071
                                                              ----------
          Total current provision...........................   1,756,219
Deferred:
  Federal...................................................     193,566
  State.....................................................      31,309
                                                              ----------
          Total deferred provision..........................     224,875
                                                              ----------
          Total provision...................................  $1,981,094
                                                              ==========



     The following is a reconciliation of the statutory tax rate to the Company's effective tax rate for the period from July 1, 1996 (date of formation) to May 31, 1997:



Statutory rate..............................................  34.00%
State income taxes (net of federal benefit).................   6.04%
Permanent differences (primarily nondeductible goodwill)....   9.69%
                                                              -----
  Effective rate............................................  49.73%
                                                              =====



     The effects of temporary differences which gave rise to the deferred tax asset and liability at May 31, 1997 are as follows :



                                                              CURRENT    LONG-TERM
                                                              --------   ---------
Deferred tax assets arising from:
  Unearned revenue..........................................  $112,323
  Other current.............................................    69,340
  Deferred rent.............................................             $339,381
Deferred tax liabilities arising from:
  Other.....................................................    30,707

                          EDUTREK INTERNATIONAL, INC.

11. U.S. AND FOREIGN OPERATIONS


     The Company's operations are located in the United States, the United Kingdom, and Dubai, United Arab Emirates. The Company's operations in Dubai represent management fees from a management agreement which generates operating profits only. Net revenues and income (loss) from campus operations by geographic area for the period from October 8, 1996 (date of acquisition of the predecessor) to May 31, 1997 and identifiable assets by geographic area at May 31, 1997 are as follows (in thousands):



Net revenues:
  United States.............................................  $    13,437
  United Kingdom............................................       10,153
  Home Office...............................................           --
                                                              -----------
          Total.............................................  $    23,590
                                                              ===========
Income (loss) from continuing operations:
  United States.............................................  $    10,533
  United Kingdom............................................        4,385
  Home Office...............................................       (8,934)
  Dubai, UAE................................................          479
                                                              -----------
          Total.............................................  $     6,463
                                                              ===========
Identifiable assets:
  United States.............................................  $46,141,214
  United Kingdom............................................    1,529,884
                                                              -----------
          Total.............................................  $47,671,098
                                                              ===========



12. STOCK OPTION PLANS



     The Company has a stock incentive plan (the "Plan") for key employees and directors under which it may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, or performance awards of Class A Common Stock or cash. The maximum number of Class A Common Stock which can be issued through awards granted under the Plan is 829,388.



     Incentive stock options granted under the Plan expire on the tenth anniversary of the date the option is granted or, the fifth anniversary of the date the option is granted in event that the individual grantee owns more than 10% of the total voting power of all classes of stock of the Company.



     In March 1997, incentive stock options to purchase an aggregate of 410,550 shares of Class A Common Stock were granted to certain officers and employees of the Company, exercisable at $.77 per share. Generally, these options vest over a five-year period beginning on the first anniversary of the date of grant. Of these options, 35,000 vest contingent on the Company meeting certain financial goals (the "performance options").

                          EDUTREK INTERNATIONAL, INC.

     The estimated weighted average fair value of options granted during 1997 was $.16 per share for fixed options and $0.13 for incentive options. The Company applies APB 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, additional compensation expense of $56,989 would have been recorded. Accordingly, the Company's net income and earnings per share for the period from October 8, 1996 (date of formation) to May 31, 1997 would have been reduced to the pro forma amounts indicated below:



Net income available to common shareholders:
  As reported...............................................  $2,002,690
                                                              ==========
  Pro forma.................................................  $1,945,701
                                                              ==========
Net income per common and common equivalent share:
  As reported...............................................  $     0.24
                                                              ==========
  Pro forma.................................................  $     0.24
                                                              ==========



     The fair value of options granted under the Plan during the period from October 8, 1996 (date of formation) to May 31, 1997 was estimated on the date of grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions used: expected volatility of 0%, risk-free interest rate of 6.16% for fixed options and 6.03% for performance options, dividend yield of 0%, and expected lives of 3.91 years for fixed options and 3.08 years for performance options. Annual forfeiture rates of 3% were utilized, and the likelihood of the performance options vesting was estimated to be 100%.



13. CONTINGENCIES



     The Company is a party to lawsuits incidental to its business. Management believes that the ultimate resolution of these matters will not have a material adverse impact on the financial condition, operations, or cash flows of the Company.



14. SUBSEQUENT EVENTS



     Common Stock Split -- On June 17, 1997, the Board of Directors declared a seven-for-one split of both Class A and Class B Common Stock. The number of shares issued and outstanding after giving effect to the split was 665,000 Class A shares and 6,335,000 Class B shares. All share and per share data, including stock option information, has been adjusted to reflect the split. Concurrently, the Company increased the authorized shares (on a post-split basis) from 7,000,000 Class A and 7,000,000 Class B shares to 40,000,000 and 10,000,000
Class A and B shares, respectively.



     Exercise of Warrants -- On June 17, 1997, the lender under the senior credit agreement exercised its option to acquire 257,110 shares for approximately $367.



     Repayment of Loan from Shareholder -- The Company repaid its loan from the principal shareholder in the amount of $205,041 on July 18, 1997.



     Filing of Registration Statement -- On June 20, 1997, the Company filed a registration statement on Form S-1 under the Securities Act of 1933 in connection with its intention to sell shares of Class A Common Stock in an initial public offering. The proceeds of a successful offering will be used primarily to pay off the senior and subordinated debt outstanding.



     Licensing Arrangement -- In July 1997, the Company entered into a licensing arrangement with another Company to provide certain information technology programs. As part of this arrangement, the Company agreed to pay an initial license fee of $450,000 (due in installments through December 1997) and royalties based on revenues earned under the program. The programs will be offered through the Company's campuses.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors of EduTrek International, Inc.:



     We have audited the accompanying consolidated balance sheet of American European Corporation (the "Predecessor") and its subsidiaries as of May 31, 1996 and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the period from June 1, 1996 to October 8, 1996 and the two years ended May 31, 1996. These financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American European Corporation and its subsidiaries as of May 31, 1996 and the results of their operations and their cash flows for the period from June 1, 1996 to October 8, 1996 and the two years ended May 31, 1996 in conformity with generally accepted accounting principles.



/s/  Deloitte & Touche LLP


Atlanta, Georgia

June 18, 1997

                         AMERICAN EUROPEAN CORPORATION

                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                  MAY 31, 1996

                                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   452,606
  Certificates of deposit...................................      500,000
  Accounts receivable (less allowance for doubtful accounts
     of $21,000)............................................      203,247
  Other.....................................................      589,155
                                                              -----------
          Total current assets..............................    1,745,008
PROPERTY, PLANT, AND EQUIPMENT -- Net of accumulated
  depreciation..............................................    5,043,082
OTHER NONCURRENT ASSETS.....................................      465,028
                                                              -----------
                                                              $ 7,253,118
                                                              ===========

                  LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................    1,012,415
  Accrued expenses..........................................    1,339,500
  Borrowings under line-of-credit arrangement...............      352,825
  Value-added tax payable...................................      703,329
  Unearned revenues.........................................    5,596,786
  Income taxes payable......................................      240,222
  Current maturities -- long-term debt......................    1,195,936
                                                              -----------
          Total current liabilities.........................   10,441,013
LONG-TERM DEBT..............................................    3,559,618
OTHER LIABILITIES...........................................      539,839
SHAREHOLDERS' DEFICIT:
  Common stock, $1 par value, 500,000 shares authorized, 874
     shares issued and outstanding..........................          874
  Paid-in capital...........................................      477,589
  Foreign currency translation..............................      102,268
  Retained deficit..........................................   (3,308,642)
  Shareholders notes........................................   (4,559,441)
                                                              -----------
          Total shareholders' deficit.......................   (7,287,352)
                                                              -----------
                                                              $ 7,253,118
                                                              ===========


                See notes to consolidated financial statements.

                         AMERICAN EUROPEAN CORPORATION

                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                   YEAR ENDED
                                                          PERIOD FROM       -------------------------
                                                        JUNE 1, 1996 TO       MAY 31,       MAY 31,
                                                        OCTOBER 8, 1996        1996          1995
                                                       ------------------   -----------   -----------
NET REVENUES.........................................     $ 6,188,915       $26,493,464   $23,695,623
OPERATING EXPENSES:
  Cost of education and facilities...................       3,256,299        11,143,928    10,050,233
  Selling and promotional expenses...................       1,335,081         3,614,462     3,083,231
  Administrative expenses............................       2,738,633         6,677,052     6,114,969
  Rents paid to majority stockholders................          49,496           150,000       145,000
                                                          -----------       -----------   -----------
                                                            7,379,509        21,585,442    19,393,433
INCOME (LOSS) FROM CAMPUS OPERATIONS.................      (1,190,594)        4,908,022     4,302,190
INCOME (LOSS) FROM MANAGEMENT AGREEMENT..............         (20,664)          127,055
                                                          -----------       -----------   -----------
INCOME (LOSS) FROM OPERATIONS........................      (1,211,258)        5,035,077     4,302,190
INTEREST EXPENSE.....................................         258,435           730,018       607,470
INTEREST INCOME -- Shareholder notes.................          97,554           361,000       153,400
OTHER INCOME (LOSS)..................................          66,929            72,267        24,746
                                                          -----------       -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES....................      (1,305,210)        4,738,326     3,872,866
PROVISION FOR INCOME TAXES...........................               0           107,261       123,691
                                                          -----------       -----------   -----------
NET INCOME (LOSS)....................................     $(1,305,210)      $ 4,631,065   $ 3,749,175
                                                          ===========       ===========   ===========


                See notes to consolidated financial statements.

                         AMERICAN EUROPEAN CORPORATION

                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                             FOREIGN
                                       COMMON   PAID-IN     CURRENCY     STOCKHOLDERS'    RETAINED
                                       STOCK    CAPITAL    TRANSLATION       NOTES         DEFICIT        TOTAL
                                       ------   --------   -----------   -------------   -----------   ------------
BALANCE -- June 1, 1994..............   $874    $391,256    $ 177,475     $(2,057,719)   $(3,388,882)  $ (4,876,996)
  Distribution to shareholders.......                                                     (3,800,000)    (3,800,000)
  Capital contributed by
    stockholder......................             43,167                                                     43,167
  Net income.........................                                                      3,749,175      3,749,175
  Foreign currency translation.......                        (109,899)                                     (109,899)
  Notes receivable and advances from
    shareholders.....................                                      (1,171,910)                   (1,171,910)
                                        ----    --------    ---------     -----------    -----------   ------------
BALANCE -- May 31, 1995..............    874     434,423       67,576      (3,229,629)    (3,439,707)    (6,166,463)
  Distribution to shareholders.......                                                     (4,500,000)    (4,500,000)
  Capital contributed by
    stockholder......................             43,166                                                     43,166
  Net income.........................                                                      4,631,065      4,631,065
  Foreign currency translation.......                          34,692                                        34,692
  Notes receivable and advances from
    shareholders.....................                                      (1,329,812)                   (1,329,812)
                                        ----    --------    ---------     -----------    -----------   ------------
BALANCE -- May 31, 1996..............    874     477,589      102,268      (4,559,441)    (3,308,642)    (7,287,352)
  Distribution to shareholders.......                                                     (1,889,694)    (1,889,694)
  Capital contributed by
    stockholder......................                                                      1,238,542      1,238,542
  Net income.........................                                                     (1,305,210)    (1,305,210)
  Foreign currency translation.......                         (17,818)                                      (17,818)
  Notes receivable and advances from
    shareholders.....................                                      (1,015,993)                   (1,015,993)
                                        ----    --------    ---------     -----------    -----------   ------------
BALANCE -- October 8, 1996...........   $874    $477,589    $  84,450     $(5,575,434)   $(5,265,004)  $(10,277,525)
                                        ====    ========    =========     ===========    ===========   ============


                See notes to consolidated financial statements.

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       YEAR ENDED
                                                                PERIOD FROM     -------------------------
                                                              JUNE 1, 1996 TO     MAY 31,       MAY 31,
                                                              OCTOBER 8, 1996      1996          1995
                                                              ---------------   -----------   -----------
OPERATING ACTIVITIES:
  Net income (loss).........................................    $(1,305,210)    $ 4,631,065   $ 3,749,175
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................        391,779       1,086,696     1,134,164
    Gain (loss) on disposal of assets.......................                                      155,889
    Foreign currency translation............................         (5,793)         26,957      (102,163)
    Net increase in cash surrender value of life insurance
      policies..............................................       (244,627)         33,900        18,757
    (Decrease) increase in accounts receivable..............       (123,423)        (31,291)      (72,238)
    Decrease in prepaid expenses and other assets...........       (164,475)       (325,580)      (73,390)
    Increase (decrease) in accounts payable.................       (226,066)        150,722       (64,278)
    Increase (decrease) in accrued liabilities..............       (233,956)        240,505       434,918
    Increase in unearned revenues...........................      3,134,948          30,013       311,269
    Increase in value-added taxes payable...................        189,708          13,006        54,162
    Decrease in income taxes payable........................                        (57,848)      (23,270)
                                                                -----------     -----------   -----------
         Net cash provided by operating activities..........      1,412,885       5,798,145     5,522,995
INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment...............       (118,387)     (1,433,985)     (488,958)
  Disposal of property, plant, and equipment................                                       53,811
  Net (increase) decrease in note receivable from related
    parties and former stockholders.........................       (169,800)     (1,228,216)   (1,071,473)
                                                                -----------     -----------   -----------
         Net cash used in investing activities..............       (288,187)     (2,662,201)   (1,506,620)
FINANCING ACTIVITIES:
  Proceeds from loans against life insurance cash surrender
    value...................................................        120,126
  Proceeds from long-term borrowings........................        750,000       2,058,000     1,050,000
  Principal repayments on long-term debt....................       (233,594)       (892,961)     (905,283)
  Net receipts (payments) -- line-of-credit.................        150,840          (1,987)     (147,325)
  Principal payments under capital lease obligations........        (93,965)       (148,436)     (156,609)
  Distributions to stockholders.............................     (1,889,694)     (4,500,000)   (3,800,000)
  Capital contribution from stockholder.....................                         43,166        43,167
                                                                -----------     -----------   -----------
         Net cash used in financing activities..............     (1,196,287)     (3,442,218)   (3,916,050)
         Effect of exchange rate changes on cash............        (12,025)          7,735        (7,737)
                                                                -----------     -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        (83,614)       (298,539)       92,588
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................        452,605         751,144       658,556
                                                                -----------     -----------   -----------
  End of period.............................................    $   368,991     $   452,605   $   751,144
                                                                ===========     ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest................................................    $   295,059     $   729,947   $   607,470
                                                                ===========     ===========   ===========
    Income taxes............................................    $        --     $   107,261   $   108,174
                                                                ===========     ===========   ===========
NONCASH INVESTING AND FINANCING TRANSACTIONS:
  In the period from June 1, 1996 to October 8, 1996, the
    Company distributed property to a shareholder with a
    book value of $1,640,488 subject to debts of $2,141,660.


                See notes to consolidated financial statements.

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF MAY 31, 1996 AND FOR THE PERIOD


                    FROM JUNE 1, 1996 TO OCTOBER 8, 1996 AND


                        THE TWO YEARS ENDED MAY 31, 1996


1.  ORGANIZATION AND BUSINESS


     American European Corporation (the "Predecessor") operates a private, coeducational, nondenominational institution, The American College, with campuses in Atlanta, Los Angeles, and London. The College is accredited by the Commission on Colleges of the Southern Association of Colleges and Schools. The American College operates campuses in Atlanta, Los Angeles, and London. The College is accredited by the Commission on Colleges of the Southern Association of Colleges and Schools. The Atlanta and Los Angeles campuses are approved by the U.S. Department of Education for participation in Title IV student financial assistance programs and are approved by the U.S. Department of Justice to accept foreign students. The Colleges' business is seasonal in nature with the majority of revenues being earned between October and May.



     In February 1995, American European Middle East Corporation, LLC was formed and entered into a management agreement with Middle East Colleges, Ltd. U.S., a British Virgin Island company, to establish a branch campus in Dubai, United Arab Emirates. The school is known as the American University in Dubai.


2.  SIGNIFICANT ACCOUNTING POLICIES


     Principles of Consolidation -- The consolidated financial statements include the accounts of the Predecessor. The American College in London Ltd. U.S. (79.9% owned by the Predecessor and 20.1% owned by the Predecessor's shareholders), the American European Middle East Corporation, LLC (85% owned by the Predecessor and 15% owned by an affiliate of the Predecessor's majority shareholder), and the American College in London, Ltd., a registered British corporation that is wholly owned by American College in London, Ltd. U.S. Significant intercompany accounts and transactions have been eliminated in consolidation. The minority ownership interest in American College in London, Ltd. U.S. is not recorded due to the common control nature of the stock ownership.


     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- The Predecessor considers cash equivalents to be all demand deposits and highly liquid unrestricted investments with an original maturity of three months or less which can be readily converted to cash on demand without penalty.

     Cash at May 31, 1996 includes approximately $340,425, which is restricted to expenditures for scholarships and other awards to students. A corresponding liability has been recorded for these funds until they are disbursed.

     Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation. Depreciation on furniture, fixtures, and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from seven to ten years. Amortization of leasehold improvements and leasehold interest is computed using the straight-line method over the various lease terms. Amortization of capital leases, computed using the straight-line method is included in depreciation and amortization expense. Textbooks are amortized using the straight-line method over a three to six year period, their anticipated useful lives.

     Impairment of Long-Lived Assets -- The Predecessor adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of as of January 1, 1996." Under this method, the Predecessor is required to review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     Unearned Revenues -- Unearned revenues represent the portion of student tuition, fees, and dorm payments received in advance of services being performed.


     Income Taxes -- The Predecessor is organized under the Subchapter S Corporation provisions of the Internal Revenue Code. Accordingly, income taxes are provided in the Predecessor's financial statements only for income subject to taxation in certain state jurisdictions which do not recognize Subchapter S Corporation elections, and for The American College in London, Ltd., which is a corporation of British registry subject to tax provisions of the United Kingdom.



     Foreign Currency Translation -- Assets and liabilities of the Predecessor's United Kingdom operations are translated from Pounds Sterling into U.S. dollars at the rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation differences are recognized as a component of shareholders' equity. Foreign currency translation gains and losses are immaterial to the accompanying financial statements.


     Fair Value of Financial Instruments -- Management has reviewed the various assets and liabilities of the Predecessor in accordance with SFAS 107, "Disclosures About Fair Values of Financial Instruments." Management has concluded that all of the Partnership's financial instruments have terms such that their book value approximates fair value.

3.  OTHER CURRENT ASSETS

     Other current assets at May 31, 1996 consist of the following:

Prepaid rent................................................  $ 93,096
Prepaid deposit.............................................   364,563
Other.......................................................   131,496
                                                              --------
                                                              $589,155
                                                              ========

4. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment at May 31, 1996 is summarized as follows:

Furniture, fixtures, and equipment..........................      $9,062,904
Leasehold improvements......................................       3,301,835
Leasehold interest..........................................         218,582
Library and textbooks.......................................       1,702,067
                                                                  ----------
                                                                  14,285,388
Less accumulated depreciation and amortization..............       9,242,306
                                                                  ----------
                                                                  $5,043,082
                                                                  ==========


     Depreciation expense for property, plant, and equipment was $390,983, $1,224,711, and $1,134,166 for the period from June 1, 1996 to October 8, 1996 and for the two years ended May 31, 1996, respectively.



     Prior to the sale of the Company on October 8, 1996 (see Notes 10 and 12), certain aircraft with a book value of $1,640,488 was transferred, subject to debt of $2,141,660, to the selling shareholder for $737,370. The resulting difference of approximately $1.2 million between the book value of assets received and the debt assumed was treated as a contribution to capital.

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES

5.  NOTE PAYABLE -- LINE OF CREDIT


     The Predecessor has an agreement with a bank which provides for a line of credit of up to L250,000 (approximately $380,000 at May 31, 1996), through January 1997. Interest on any outstanding balance is charged at a fluctuating rate based on the bank's base rate plus 3%, with an effective rate of 8.75% at May 31, 1996. This line of credit is secured by the personal guarantee of the majority shareholder and Chief Executive Officer of the Predecessor, along with certain of the leasehold properties owned by the Predecessor in London, England. At May 31, 1996, L231,361 or $352,825 had been drawn on this line of credit, respectively. The note payable was repaid in full in connection with the sale of the Predecessor (see Note 12).


6.  LONG-TERM DEBT

     Long-term debt at May 31, 1996 consisted of the following:


Promissory note to a bank in the original principal amount
of $224,000, payable in 36 monthly installments of $6,980,
including interest at the bank's base rate plus 2.5% (8.25%
at May 31, 1996), through January 1997, when remaining
principal and accrued interest are due in full, secured by
guarantees of the majority shareholder and chief executive
officer of the Predecessor..................................  $   73,506
Note payable to a leasing company in the original principal
amount of $210,513, payable in 60 monthly installments of
$4,444, including interest at 8%, through January 1999,
secured by certain leasehold improvements...................     126,326
Promissory note to a lending institution in the original
principal amount of $220,133, payable in 60 monthly
installments of $3,669, plus interest at the Federal
Reserve's commercial paper rate plus 2.5%, through December
1997, secured by certain computer equipment and furniture...      69,709
Note payable to a bank in the original principal amount of
$750,000, payable in monthly installments of $6,250,
including interest at prime plus 1% (an effective rate of
9.25% at May 31, 1995) through February 2000 and a balloon
payment of $381,250 at February 2000, secured by certain
property....................................................     656,250
Note payable to a bank in the original principal amount of
$308,000, payable in monthly installments of $26,765,
including interest at the bank's base rate plus 3% (an
effective rate of 8.75% at May 31, 1996) through September
1996, secured by guarantees of the majority shareholder and
Chief Executive Officer of the Predecessor..................     104,729
Note payable to a bank in the original principal amount of
$1,500,000 payable in quarterly principal installments of
$37,500 plus interest at prime plus 1% (an effective rate of
9.25% at May 31, 1996) until December 2000 and a balloon
payment of $787,500 at December 2000, secured by certain
property....................................................   1,462,500
Note payable to a bank in the original principal amount of
$1,500,000 payable in monthly principal installments of
$25,000 plus interest at prime plus 1% (an effective rate of
9.25% at May 31, 1996) through January 2001, secured by
first security assignment of all Predecessor assets,
guarantees of the majority shareholder and Chief Executive
Officer of the Predecessor, student accounts receivable from the Atlanta and Los Angeles campuses, and by certain life
insurance policies on the life of the majority
shareholder.................................................   1,400,000

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES

Note payable to a bank in the original principal amount of
$500,000, payable in monthly installments of $20,833, plus
interest at prime plus 1% (an effective rate of 9.25% at May
31, 1996) through November 1996, secured by first security
assignment of all Predecessor assets, guarantees of majority shareholder and Chief Executive Officer of the Predecessor,
student accounts receivable from the Atlanta and Los Angeles campuses, and by certain life insurance policies on the life
of the majority shareholder.................................     145,833
                                                              ----------
                                                              $4,038,853
                                                              ==========



     Future maturities of long-term debt, excluding capital lease obligations, for years ending May 31 are as follows:

1997........................................................  $  937,037
1998........................................................     598,659
1999........................................................     559,407
2000........................................................     881,250
2001........................................................   1,062,500
                                                              ----------
                                                              $4,038,853
                                                              ==========

     Substantially all of the aforementioned debt instruments were repaid in full in connection with the sale of the Predecessor (see Note 11).


     Interest expense incurred on the lines of credit, note payable, long-term debt, and capital lease obligations during the period from June 1, 1996 to October 8, 1996 and the two years ended May 1996 approximated $258,000, $730,000, and $608,000, respectively.


7.  EMPLOYEE BENEFIT PLAN


     The Predecessor maintains a qualified 401(K) Plan available to full-time employees who meet the Plan's eligibility requirements. This Plan, which is a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on an allocated portion of a discretionary annual contribution. Predecessor contributions to the Plan for matching of employee contributions were approximately $44,000 and $47,000 for the two years ended May 31, 1996. There was no profit sharing plan contribution made for the two years ended May 31, 1996.


8.  LEASES

     The Predecessor leases office and college space, dormitories, and various items of equipment under lease agreements with varying expiration dates through 2005. Many of the lease agreements contain renewal clauses with various terms; however, none of the leases contain any significant restrictions. Several of the lease agreements contain provisions for rent escalations which are either tied to the Consumer Price Index or require a specific percentage increase annually. These leases are classified as operating leases.

     The Predecessor also leases various other assets under agreements which are classified as capital leases. The net book value of these assets at May 31, 1996 was as follows:

Furniture, fixtures and equipment...........................  $1,030,113
Less accumulated amortization...............................     244,432
                                                              ----------
                                                              $  785,681
                                                              ==========

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES

     For the years ending May 31, future minimum lease payments and the present value of net minimum lease payments at May 31, 1996 under capital leases and future minimum lease payments under noncancellable operating leases are as follows:



                                                              CAPITAL      OPERATING
                                                               LEASES       LEASES
                                                              --------    -----------
1997........................................................  $348,039    $ 2,156,164
1998........................................................   255,616      1,844,450
1999........................................................   157,503      1,738,334
2000........................................................    83,016      1,605,948
2001........................................................    50,657      1,531,179
Thereafter..................................................         0      9,543,636
                                                              --------    -----------
          Total minimum lease payments......................   894,831    $18,419,711
                                                                          ===========
Less amount representing interest...........................   178,130
                                                              --------
          Present value of net minimum lease payments.......  $716,701
                                                              ========



     Rent expense incurred during the period from June 1, 1996 to October 8, 1996 and each of the two years ended May 31, 1996 and 1995 under all operating leases was approximately $1,337,000, $3,997,800, and $3,611,766, respectively.


9.  INCOME TAXES


     As a result of its election to be treated as an S Corporation for income tax purposes, the Predecessor has not been subject to federal and most state income taxes. Accordingly, the historical provision for income taxes includes income taxes only for those jurisdictions that do not recognize S Corporation status. Distributions in the form of cash dividends have been made principally to assist the shareholders with their income tax obligations arising from the Predecessor's S Corporation status. Such distributions amounted to $3,800,000, $4,500,000, and $1,889,694 for the fiscal years 1995 and 1996 and for the period from June 1, 1996 through October 8, 1996, respectively.


     Deferred income taxes are provided with respect to certain items in the United Kingdom which are recognized in one period for financial reporting purposes and another period for income tax purposes.

     Significant components of the Predecessor's deferred income tax asset at May 31, 1996 are as follows:

Amortization and leasehold improvements.....................  $ 240,000
Depreciation................................................   (136,000)
Operating lease payments....................................     40,000
                                                              ---------
                                                              $ 144,000
                                                              =========


     Significant components of the provision for income taxes for the period from June 1, 1996 to October 8, 1996 and the two years ended May 31, 1996 are as follows:



                                                     PERIOD FROM     YEAR ENDED MAY 31,
                                                   JUNE 1, 1996 TO   -------------------
                                                   OCTOBER 1, 1996     1996       1995
                                                   ---------------   --------   --------
Domestic.........................................     $     --       $ 23,361   $ 25,492
Foreign..........................................           --         83,900     98,199
                                                      --------       --------   --------
                                                      $     --       $107,261   $123,691
                                                      ========       ========   ========

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES

10.  RELATED PARTY TRANSACTIONS


     The Predecessor leases office space from a partnership owned by the shareholders of the Predecessor under a five-year lease which expires in December 1996. During the period from June 1, 1996 to October 8, 1996 and the two years ended May 31, 1996, the Predecessor incurred rental expenses of approximately $49,000, $150,000, and $145,000, respectively, related to this lease.



     At May 31, 1996, the majority shareholder's indebtedness to the Predecessor consisted of three notes payable bearing interest at 6.25% with balances of $1,622,787, $1,393,520, and $1,018,526 maturing on May 31, 1999, May 31, 2000, and May 31, 2001, respectively. During the two years ended May 31, 1996, the Predecessor recognized interest income of $334,000 and $149,000 related to these notes.



     At May 31, 1996, the minority shareholder's indebtedness to the Predecessor consisted of three notes payable bearing interest at 6.25%, with balances of $58,487, $154,835, and $109,435 maturing on May 31, 1999, May 31, 2000, and May
31, 2001, respectively. During the two years ended May 31, 1996, the Predecessor recognized interest income of $27,000 and $4,400 related to these notes.



     During the year ended May 31, 1992, the majority shareholder of the Predecessor acquired from the Predecessor a 20.1% interest in American College in London, Ltd. U.S., a subsidiary of the Predecessor and the parent company of American College in London, Ltd. The shareholder issued a $406,267 promissory note to the Predecessor in exchange for this stock purchase. The note bears interest at 10% and requires annual principal and interest payments beginning October 1991 through December 1997. This note had a balance of $203,133 at May 31, 1996, and has been eliminated in combination.



     Certain aircraft were sold to the majority shareholder of the Predecessor in 1996 (see Note 4).


11.  U.S. AND FOREIGN OPERATIONS


     The Company's operations are located in the United States, the United Kingdom, and Dubai, United Arab Emirates. The Company's operations in Dubai represent management fees from a management agreement which generates operating profits only. Net revenues and income (loss) from campus operations by geographic area for the period June 1, 1996 to October 8, 1996 and the two years ended May 31, 1996 and identifiable assets by geographic area at May 31, 1996 are as follows (in $000s):



                                                                 PERIOD
                                                                  FROM
                                                                JUNE 1,
                                                                1996 TO               YEAR ENDED
                                                               OCTOBER 8,    -----------------------------
                                                                  1996           1996            1995
                                                              ------------   -------------   -------------
Net revenues:
  United States.............................................    $ 3,431         $14,630         $13,001
  United Kingdom............................................      2,758          11,864          10,695
  Home Office...............................................         --              --              --
                                                                -------         -------         -------
     Total..................................................    $ 6,189         $26,494         $23,696
                                                                =======         =======         =======
Income (loss) from campus operations:
  United States.............................................    $   691         $ 5,986         $ 5,275
  United Kingdom............................................        696           4,888           4,083
  Dubai, UAE................................................        (21)            127
  Home Office...............................................     (2,557)         (6,093)         (5,056)
                                                                -------         -------         -------
     Total..................................................    ($1,191)        $ 4,908         $ 4,302
                                                                =======         =======         =======

                 AMERICAN EUROPEAN CORPORATION AND SUBSIDIARIES

     Identifiable assets at May 31, 1996 were $5,690 and $1,563 for the United States and the United Kingdom, respectively.


12.  SALE OF THE COMPANY


     On October 8, 1996 the two shareholders owning 100% of the Common Stock of the Predecessor sold their entire interest in the Predecessor.



     Among other things, the agreement provided for the sale of certain assets of the Predecessor to one of the selling shareholders, the distribution of all income from the operations of the Predecessor to the selling shareholders prior to the sale, and the repayment of the outstanding balances at date of closing of the notes receivable and advances to the selling shareholders.

======================================================

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Acquisitions..........................    8
Risk Factors..........................    9
Use of Proceeds.......................   19
Dividend Policy.......................   19
Capitalization........................   20
Dilution..............................   21
Pro Forma Consolidated Financial
  Data................................   22
Selected Consolidated Financial
  Data................................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   34
Management............................   57
Certain Transactions..................   63
Principal and Selling Shareholders....   64
Description of Capital Stock..........   66
Shares Eligible for Future Sale.......   68
Underwriting..........................   70
Legal Matters.........................   71
Experts...............................   71
Additional Information................   72
Index to Consolidated Financial
  Statements..........................  F-1


Until            , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Class A Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================
======================================================
                                2,600,000 SHARES


                                 [EDUTREK LOGO]


                              CLASS A COMMON STOCK

                                  ------------


                                   PROSPECTUS

                                           , 1997

                                  ------------
                               SMITH BARNEY INC.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission and the National Association of Securities Dealers,
Inc.:


                                                               AMOUNT TO BE
                                                              PAID BY COMPANY
                                                              ---------------
SEC registration fee........................................     $ 13,591
NASD filing fee.............................................        4,985
Nasdaq National Market entry fee............................       21,325
Blue sky qualification fees and expenses....................       10,000
Printing and engraving expenses.............................       80,000
Legal fees and expenses.....................................      175,000
Accounting fees and expenses................................      180,000
Transfer agent and registrar fees...........................       10,000
Miscellaneous...............................................        5,099
                                                                 --------
  Total.....................................................     $500,000
                                                                 ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As provided under Georgia law, the Company's Articles of Incorporation provide that a Director shall not be personally liable to the Company or its shareholders for monetary damages, for breach of duty of care or any other fiduciary duty owed to the Company as a Director, except that such provisions shall not eliminate or limit the liability of a Director (a) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (b) for acts or omissions which involve intentional misconduct or knowing violation of law; (c) for unlawful corporate distributions; or (d) for any transaction from which the Director received an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of Directors, the liability of each Director of the Company shall be eliminated or limited to the fullest extent permitted by applicable law. Article VI of the Company's Bylaws provides that the Company shall indemnify a Director who has been successful in the defense of any proceeding to which he or she was a party or in defense of any claim, issue or matter therein because he or she is or was a Director of the Company, against reasonable expenses incurred by him or her in connection with such defense.

     The Company's Bylaws also provide that the Company may indemnify any Director, officer, employee or agent made a party to a proceeding because he or she is or was a Director, officer, employee or agent against liability incurred in the proceeding if he or she acted in a manner he or she believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors; (b) a majority of a committee of disinterested Directors; (c) independent legal counsel; or (d) an affirmative vote of a majority of shares held by disinterested shareholders. No indemnification may be made to or on behalf of a Director, officer, employee or agent (1) in connection with a proceeding by or in the right of the Company in which such person was adjudged liable to the Company, or (2) in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him or her.

     The Company may, if authorized by its shareholders by a majority of votes which would be entitled to be cast in a vote to amend the Company's Articles of Incorporation, indemnify or obligate itself to indemnify a

Director, officer, employee or agent made a party to a proceeding, including a proceeding brought by or in the right of the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On July 2, 1996, the Company issued 1,120,000 shares of Class B Common Stock to each of Steve Bostic and Alice Jane Bostic for an aggregate purchase price of $1,000,000. On October 7, 1996, incident to the merger of EduTrek Acquisition Corporation, a wholly owned subsidiary of the Company, with and into EduTrek Systems, the Company issued in exchange for shares of EduTrek Systems
(i) an aggregate of 105,000 shares of Class A Common Stock to four EduTrek Systems shareholders, (ii) 696,150 shares of Class B Common Stock to R. Steven Bostic, (iii) 696,150 shares of Class B Common Stock to Alice Jane Bostic, and
(iv) 602,700 shares of Class B Common Stock to the Bostic Family Limited Partnership.


     In addition, on October 8, 1996, the Company issued 350,000 shares of Class A Common Stock to The Robinson-Humphrey Company, Inc. as consideration for financial advisory services provided the Company in connection with the College Acquisition. On October 8, 1996, the Company also issued 210,000 shares of Class A Common Stock to Phillip J. Markert as consideration for the issued and outstanding shares of capital stock of the American College in London, Ltd., U.S. owned by Mr. Markert. In a separate transaction also taking place on October 8, 1996, the Company issued 1,050,000 shares of Class B Common Stock to each of Steve Bostic and Alice Jane Bostic for an aggregate purchase price of $3,000,000.


     In connection with the execution of certain loan and credit agreements between the Company and its lenders, on October 8, 1996 the Company issued warrants to its lenders to purchase an aggregate of 879,150 shares of Class A Common Stock. Following the exercise of a portion of such warrants by one warrantholder, on June 17, 1997, the Company issued an aggregate of 257,110 shares of Class A Common Stock for an aggregate purchase price of $367.30. No consideration, other than the agreement to enter into the respective loan and credit agreements, was paid for the warrants.

     Except as otherwise noted, all issuances of securities described above were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering. All of the securities were acquired by the recipients thereof for investment and with no view toward the resale or distribution thereof. In each instance, the purchaser had a pre-existing relationship with the Company or its founders, the offers and sales were made without any public solicitation, the certificates bear restrictive legends and appropriate stop transfer instructions have been or will be given to the transfer agent. No underwriter was involved in the transactions and no commissions were paid.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

NUMBER                              DESCRIPTION OF EXHIBIT
------                              ----------------------
    1.1**   --   Form of Underwriting Agreement
    2.1*    --   Stock Purchase Agreement dated July 25, 1996 by and between
                 EduTrek International, Ltd., Thomas J. Barnette and Phillip
                 J. Markert relating to the acquisition of the Predecessor
 3(i)*      --   Articles of Incorporation
 3(i).1*    --   Articles of Amendment to Articles of Incorporation, dated
                 September 6, 1996
 3(i).2*    --   Articles of Amendment to Articles of Incorporation, dated
                 June 17, 1997
3(ii)*      --   Bylaws
    4.1**   --   Specimen Certificate of Class A Common Stock
    5.1**   --   Opinion of Smith, Gambrell & Russell, LLP
   10.1*    --   1997 Incentive Plan
   10.2*    --   Amendment No. 1 to 1997 Incentive Plan
   10.3*    --   Form of Incentive Stock Option Agreement
   10.4*    --   Form of Non-qualified Stock Option Agreement

NUMBER                              DESCRIPTION OF EXHIBIT
------                              ----------------------
   10.5*    --   Credit Agreement, dated October 8, 1996, by and between E
                 Holdings, Inc. and NationsBank, N.A. (South)
   10.6*    --   Subordinate Loan and Warrant Purchase Agreement, dated
                 October 8, 1996, by and among, E Holdings, Inc. and
                 Stratford Capital Partners, L.P.
   10.6.1** --   First Amendment to Subordinate Loan and Warrant Purchase
                 Agreement, dated May 31, 1997, by and between Stratford
                 Capital Partners, L.P., GMM Partners SBIC, L.P. and the
                 Company
   10.7*    --   Employment Agreement, dated March 21, 1997, by and between E
                 Holdings, Inc. and Stephen G. Franklin, Sr.
   10.8*    --   Employment Agreement dated October 8, 1996 by and between
                 American European Corporation and Phillip J. Markert.
   10.9*    --   Consulting Agreement, dated October 8, 1996, by and between the Company and The Phillip J. Markert Consulting Group,
                 Inc.
   10.10*   --   Agreement, dated October 1, 1995, by and between American
                 European Middle East Corporation, LLC and Middle East
                 Colleges, Ltd., relating to the formation and operation of the College's campus in Dubai
   10.11*   --   Financial Operations Agreement, dated October 1, 1995, by
                 and between American European Middle East Corporation, LLC and Middle East Colleges, Ltd., relating to the operation of the College's campus in Dubai
   10.12*   --   Memorandum of Understanding, dated January 24, 1996, by and between American European Middle East Corporation, LLC and
                 Middle East Colleges, Ltd.
   10.13*   --   Registration and Anti-Dilution Rights Agreement, dated
                 October 8, 1996, by and between E Holdings, Inc. and The
                 Robinson-Humphrey Company, Inc.
   10.14*   --   Anti-Dilution Rights Agreement, dated October 8, 1996, by
                 and between E Holdings, Inc. and Phillip J. Markert
   10.15**  --   Agent Agreement, dated March 13, 1996, by and between Target
                 Marketing Systems, Inc. and EduTrek Systems, Inc.
   10.16**  --   License Agreement, dated July 26, 1997, by and between ITI
                 Learning Systems, Inc., American European Corporation and
                 the Company
   21.1*    --   Subsidiaries of the Registrant
   23.1**   --   Consent of Deloitte & Touche LLP
   23.2**   --   Consent of Deloitte & Touche LLP
   23.3**   --   Consent of Smith, Gambrell & Russell, LLP (included as part of Exhibit 5)
   24.1*    --   Powers of Attorney (included on the signature page of this
                 Registration Statement)
   27.1**   --   Financial Data Schedule (for SEC use only)


---------------


 * Previously filed.


** Filed herewith.


     (b) The financial statements and schedules filed as a part of this Registration Statement are as follows:

          1. Financial Statements. See Index to Financial Statements on page F-1 of the Prospectus included in this Registration Statement.

          2. Financial Statement Schedules. Financial statement schedules have been omitted because they are not applicable or are not required, as the information required to be set forth therein is included in the consolidated financial statements of the registrant.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, Georgia on August 1, 1997.


                                          EDUTREK INTERNATIONAL, INC.

                                          By:       /s/ STEVE BOSTIC
                                            ------------------------------------
                                                        Steve Bostic
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                  /s/ STEVE BOSTIC                     Chairman and Chief Executive      August 1, 1997
-----------------------------------------------------    Officer (Principal Executive
                    Steve Bostic                         Officer)

                          *                            President, Chief Academic         August 1, 1997
-----------------------------------------------------    Officer and Director
              Stephen G. Franklin, Sr.

                          *                            Director                          August 1, 1997
-----------------------------------------------------
                   Paul D. Beckham

                          *                            Director                          August 1, 1997
-----------------------------------------------------
                   Fred C. Davison

                          *                            Director                          August 1, 1997
-----------------------------------------------------
                   Gaylen D. Kemp

               /s/ DONALD J. BLANKERS                  Chief Financial Officer           August 1, 1997
-----------------------------------------------------    (Principal Financial and
                 Donald J. Blankers                      Accounting Officer)



*By:        /s/ STEVE BOSTIC

     ---------------------------------

     Steve Bostic, as Attorney-in-Fact

                                 EXHIBIT INDEX

NUMBER        DESCRIPTION OF EXHIBIT
------        ----------------------
  1.1    --   Form of Underwriting Agreement
  4.1    --   Specimen Certificate of Class A Common Stock
  5.1    --   Opinion of Smith, Gambrell & Russell, LLP
10.6.1   --   First Amendment to Subordinate Loan and Warrant Purchase
              Agreement, dated May 31, 1997, by and between Stratford
              Capital Partners, L.P., GMM Partners SBIC, L.P. and the
              Company
 10.15   --   Agent Agreement, dated March 13, 1996, by and between Target
              Marketing Systems, Inc. and EduTrek Systems, Inc.
 10.16   --   License Agreement, dated July 26, 1997, by and between ITI
              Learning Systems, Inc., American European Corporation and
              the Company
 23.1    --   Consent of Deloitte & Touche LLP
 23.2    --   Consent of Deloitte & Touche LLP
 23.3    --   Consent of Smith, Gambrell & Russell, LLP (included as part of Exhibit 5)
 27.1    --   Financial Data Schedule (for SEC use only)